604 Page 1 19-Jan-2026 To Company Name/Scheme ACN/ARSN 1. Details of substantial holder (1) Name ACN/ARSN (if applicable) There was a change in the interests of the 15/01/2026 substantial holder on The previous notice was given to the company on 28/02/2025 The previous notice was dated 26/02/2025 2. Previous and present voting power The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows: Class of securities (4) 3. Changes in relevant interests Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows: Date of change Consideration given in relation to change (7) Person's votes affected 4.Present relevant interests Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows: Holder of relevant interest Person's votes STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. 22,062 Ordinary 22,062 STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. 416,307 Ordinary 416,307 STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. 32,240 Ordinary 32,240 STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. 84,070 Ordinary 84,070 STATE STREET GLOBAL ADVISORS ASIA LIMITED 26,895 Ordinary 26,895 STATE STREET GLOBAL ADVISORS ASIA LIMITED 10,674 Ordinary 10,674 STATE STREET GLOBAL ADVISORS ASIA LIMITED 7,927 Ordinary 7,927 STATE STREET GLOBAL ADVISORS ASIA LIMITED 14,138 Ordinary 14,138 STATE STREET GLOBAL ADVISORS ASIA LIMITED 25,050 Ordinary 25,050 STATE STREET GLOBAL ADVISORS EUROPE LIMITED 9,911 Ordinary 9,911 STATE STREET GLOBAL ADVISORS EUROPE LIMITED 46,387 Ordinary 46,387 Present notice JPMorgan AG Voting power (5) n/a Person’s votes State Street Bank and Trust Co Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee JPMorgan AG Brown Brothers Harriman and Co n/a Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Registered holder of securities n/a Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee RIO TINTO LIMITED Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Class and number of securities affected Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee JPMorgan AG Previous notice 10.80% n/a Nature of change (6) 004 458 404 Voting power (5) 40,087,609 Sumitomo Trust and Banking Co USA Person whose relevant interest changed 9.51% Annexure A, B & C 35,308,387 n/a n/a Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Corporations Act 2001 Bank of New York Mellon n/a Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee n/a n/a Form 604 State Street Bank and Trust Co n/a Nature of relevant interest (6) Caceis Bank Luxembourg Ordinary State Street Corporation and subsidiaries named in paragraph 6 to this form Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Person’s votes Section 671B Citibank NA n/a Notice of change of interests of substantial holder Class and number of securities Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Person entitled to be registered as holder (8) Northern Trust Company EXHIBIT 99.10

604 Page 2 19-Jan-2026 STATE STREET GLOBAL ADVISORS EUROPE LIMITED 341,677 Ordinary 341,677 STATE STREET GLOBAL ADVISORS EUROPE LIMITED 13,769 Ordinary 13,769 STATE STREET GLOBAL ADVISORS EUROPE LIMITED 4,456 Ordinary 4,456 STATE STREET GLOBAL ADVISORS EUROPE LIMITED 172,223 Ordinary 172,223 STATE STREET GLOBAL ADVISORS EUROPE LIMITED 79,405 Ordinary 79,405 STATE STREET GLOBAL ADVISORS EUROPE LIMITED 189,540 Ordinary 189,540 STATE STREET BANK AND TRUST COMPANY 36,764 Ordinary 36,764 STATE STREET BANK AND TRUST COMPANY 397,792 Ordinary 397,792 STATE STREET BANK AND TRUST COMPANY 43,693 Ordinary 43,693 STATE STREET BANK AND TRUST COMPANY 42,210 Ordinary 42,210 STATE STREET BANK AND TRUST COMPANY 47,295 Ordinary 47,295 STATE STREET BANK AND TRUST COMPANY 38,514 Ordinary 38,514 STATE STREET BANK AND TRUST COMPANY 23,102 Ordinary 23,102 STATE STREET BANK AND TRUST COMPANY 97,686 Ordinary 97,686 STATE STREET BANK AND TRUST COMPANY 387,203 Ordinary 387,203 STATE STREET BANK AND TRUST COMPANY 356,864 Ordinary 356,864 STATE STREET BANK AND TRUST COMPANY 35,453 Ordinary 35,453 STATE STREET BANK AND TRUST COMPANY 48,321 Ordinary 48,321 STATE STREET BANK AND TRUST COMPANY 2,456 Ordinary 2,456 STATE STREET BANK AND TRUST COMPANY 10,558 Ordinary 10,558 STATE TREASURER OF THE STATE OF MICHIGAN n/a For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee STATE TREASURER OF THE STATE OF MICHIGAN Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee VANECK ETF FUNDS State Street Bank and Trust Co BNP Paribas MANAGED PENSION FUNDS LIMITED n/a GMO TRUST SA FUNDS- INVESTMENT TRUST n/a For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee SA FUNDS- INVESTMENT TRUST For collateral securities:Relevant interest under section 608(8A) being the right, as lender, to dispose of shares transferred to secure a securities loan Bank of New York Mellon n/a For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest VANECK ETF FUNDS Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest Nykredit Bank A.S NATIXIS Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest UBS AG NATIXIS n/a TIAA - CREF Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee TIAA - CREF n/a FIDUCIE DESJARDINS UBS (LUX) FUND SOLUTIONS For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest JP MORGAN ASSET MANAGEMENT (CANADA) INC. THE REGENTS OF THE UNIVERSITY OF CALIFORNIA FIDUCIE DESJARDINS Northern Trust Company STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV VALIC For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest GMO TRUST JP MORGAN ASSET MANAGEMENT (CANADA) INC. For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest VALIC UBS (LUX) FUND SOLUTIONS MANAGED PENSION FUNDS LIMITED SEA1 For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest THE REGENTS OF THE UNIVERSITY OF CALIFORNIA SEA1 For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest

604 Page 3 19-Jan-2026 STATE STREET BANK AND TRUST COMPANY 222,003 Ordinary 222,003 STATE STREET BANK AND TRUST COMPANY 722 Ordinary 722 STATE STREET BANK AND TRUST COMPANY 58,109 Ordinary 58,109 STATE STREET BANK AND TRUST COMPANY 784 Ordinary 784 STATE STREET BANK AND TRUST COMPANY 11,600 Ordinary 11,600 STATE STREET BANK AND TRUST COMPANY 381 Ordinary 381 STATE STREET BANK AND TRUST COMPANY 43,961 Ordinary 43,961 STATE STREET BANK AND TRUST COMPANY 70,235 Ordinary 70,235 STATE STREET BANK AND TRUST COMPANY 2,231 Ordinary 2,231 STATE STREET BANK AND TRUST COMPANY 103,002 Ordinary 103,002 STATE STREET BANK AND TRUST COMPANY 9,968 Ordinary 9,968 STATE STREET BANK AND TRUST COMPANY 3,734 Ordinary 3,734 STATE STREET BANK AND TRUST COMPANY 1,534 Ordinary 1,534 STATE STREET BANK AND TRUST COMPANY 38,687 Ordinary 38,687 STATE STREET BANK AND TRUST COMPANY 2,711 Ordinary 2,711 STATE STREET BANK AND TRUST COMPANY 51,118 Ordinary 51,118 STATE STREET BANK AND TRUST COMPANY 36,426 Ordinary 36,426 STATE STREET BANK AND TRUST COMPANY 2,311 Ordinary 2,311 STATE STREET BANK AND TRUST COMPANY 852,220 Ordinary 852,220 STATE STREET BANK AND TRUST COMPANY 3,881 Ordinary 3,881 MERCER GLOBAL INVESTMENTS MANAGEMENT LIMITED - MERCER QIF CCF ARROWSTREET CLARENDON TRUST FUND For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest KAISER PERMANENTE GROUP TRUST MERCER GLOBAL INVESTMENTS MANAGEMENT LIMITED - MERCER QIF CCF STATE STREET BANK AND TRUST COMPANY MORGAN STANLEY ARROWSTREET ACWI EX US ALPHA EXTENSION TRUST FUND U For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan MERCER GLOBAL INVESTMENTS CANADA LIMITED STATE STREET BANK AND TRUST COMPANY ARROWSTREET CAPITAL GLOBAL EQUITY LONG SHORT FUND LIMITED MALTA PENSION INVESTMENTS KAISER PERMANENTE GROUP TRUST ARAB BANK FOR ECONOMIC DEVELOPMENT IN AFRICA For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan MALTA PENSION INVESTMENTS For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest ARROWSTREET CAPITAL GLOBAL EQUITY ALPHA EXTENSION FUND LIMITED MERCER GLOBAL INVESTMENTS CANADA LIMITED ARROWSTREET CAPITAL GLOBAL ALL COUNTRY ALPHA EXTENSION FUND (CAYMAN) LIMITED For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest LOS ANGELES COUNTY EMPLOYEES RETIREMENT ASSOCIATION THE GOLDMAN SACHS GROUP For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For collateral securities:Relevant interest under section 608(8A) being the right, as lender, to dispose of shares transferred to secure a securities loan ARAB BANK FOR ECONOMIC DEVELOPMENT IN AFRICA POLICE AND FIREMENS RETIREMENT SYSTEM OF NEW JERSEY M FUND, INC. STATE STREET BANK AND TRUST COMPANY POLICE AND FIREMENS RETIREMENT SYSTEM OF NEW JERSEY M FUND, INC. CALVERT LOS ANGELES COUNTY EMPLOYEES RETIREMENT ASSOCIATION THE GOLDMAN SACHS GROUP For borrowed securities:Relevant interest under section 608(1) being the holder of securities subject to an obligation to return under a securities lending agreement.STATE STREET BANK AND TRUST COMPANY has on-lent the securities and retains a relevant interest Arrowstreet Capital Newbury Fund Limited For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY OREGON STATE TREASURY UNKNOWN CALVERT For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan STATE STREET BANK AND TRUST COMPANY For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan MORGAN STANLEY STATE STREET BANK AND TRUST COMPANY OREGON STATE TREASURY ARROWSTREET EAFE ALPHA EXTENSION TRUST FUND STATE STREET BANK AND TRUST COMPANY For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan

604 Page 4 19-Jan-2026 STATE STREET BANK AND TRUST COMPANY 21,942 Ordinary 21,942 STATE STREET BANK AND TRUST COMPANY 321,310 Ordinary 321,310 STATE STREET BANK AND TRUST COMPANY 14,784 Ordinary 14,784 STATE STREET BANK AND TRUST COMPANY 8,253 Ordinary 8,253 STATE STREET BANK AND TRUST COMPANY 1,050,735 Ordinary 1,050,735 STATE STREET BANK AND TRUST COMPANY 3,975 Ordinary 3,975 STATE STREET BANK AND TRUST COMPANY 118,733 Ordinary 118,733 STATE STREET BANK AND TRUST COMPANY 2,734 Ordinary 2,734 STATE STREET BANK AND TRUST COMPANY 9,376 Ordinary 9,376 STATE STREET BANK AND TRUST COMPANY 356 Ordinary 356 STATE STREET BANK AND TRUST COMPANY 60,967 Ordinary 60,967 STATE STREET BANK AND TRUST COMPANY 729 Ordinary 729 STATE STREET BANK AND TRUST COMPANY 47,275 Ordinary 47,275 STATE STREET BANK AND TRUST COMPANY 3,822 Ordinary 3,822 STATE STREET BANK AND TRUST COMPANY 324,124 Ordinary 324,124 STATE STREET BANK AND TRUST COMPANY 57,414 Ordinary 57,414 STATE STREET BANK AND TRUST COMPANY 43,683 Ordinary 43,683 STATE STREET BANK AND TRUST COMPANY 60,240 Ordinary 60,240 STATE STREET BANK AND TRUST COMPANY 131,350 Ordinary 131,350 STATE STREET BANK AND TRUST COMPANY YOURINDEX SICAV MERCER GLOBAL INVESTMENTS MANAGEMENT LIMITED- MGI FUNDS PLC For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest SSGA SSGA MERCER GLOBAL INVESTMENTS MANAGEMENT LIMITED- MGI FUNDS PLC For collateral securities:Relevant interest under section 608(8A) being the right, as lender, to dispose of shares transferred to secure a securities loan For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan HARTFORD FUNDS CBJ AS SUB-TRUSTEE FOR PENSION FUND ASSOCIATION FOR LOCAL GOVERNMENT OFFICIALS Arrowstreet Developed Market Alpha Extension Trust Fund YOURINDEX SICAV For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest BANK OF MONTREAL GROUP CONFIDENTIAL CLIENT ASIA A BMO INVESTMENTS INC. BANK OF MONTREAL GROUP CONFIDENTIAL CLIENT ASIA A HARTFORD FUNDS CBJ AS SUB- TRUSTEE FOR PENSION FUND ASSOCIATION FOR LOCAL GOVERNMENT OFFICIALS STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS FUNDS MANAGEMENT LIMITED For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan STATE STREET GLOBAL ADVISORS FUNDS MANAGEMENT LIMITED INTESA SANPAOLO WEALTH MANAGEMENT S.A. For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest INTESA SANPAOLO WEALTH MANAGEMENT S.A. AQR Flex 1 Series LLC Series A13 SSGA SPDR ETFS EUROPE II PLC UBS (LUX) FUND SOLUTIONS II For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For memo pledge securities:Relevant interest under section 608(8) being the right, as lender, to dispose of shares pledged to secure a securities loan For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest ARROWSTREET CANADA GLOBAL WORLD ALPHA EXTENSION FUND I STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest AQR Flex 1 Series LLC Series A15 TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS BMO INVESTMENTS INC. For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest MERCER GLOBAL INVESTMENTS MANAGEMENT LIMITED - MERCER UCITS CCF For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest SOCIAL PROTECTION FUND MERCER GLOBAL INVESTMENTS MANAGEMENT LIMITED - MERCER UCITS CCF SSGA SPDR ETFS EUROPE II PLC TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS UBS (LUX) FUND SOLUTIONS II SOCIAL PROTECTION FUND

604 Page 5 19-Jan-2026 STATE STREET BANK AND TRUST COMPANY 15,974 Ordinary 15,974 STATE STREET BANK AND TRUST COMPANY 152,000 Ordinary 152,000 STATE STREET BANK AND TRUST COMPANY 5,532 Ordinary 5,532 STATE STREET BANK AND TRUST COMPANY 26,054 Ordinary 26,054 STATE STREET BANK AND TRUST COMPANY 7,590 Ordinary 7,590 STATE STREET BANK AND TRUST COMPANY 10,269 Ordinary 10,269 STATE STREET BANK AND TRUST COMPANY 127,920 Ordinary 127,920 STATE STREET BANK AND TRUST COMPANY 109,120 Ordinary 109,120 STATE STREET BANK AND TRUST COMPANY 837 Ordinary 837 STATE STREET BANK AND TRUST COMPANY 15,933 Ordinary 15,933 STATE STREET BANK AND TRUST COMPANY 168,146 Ordinary 168,146 STATE STREET BANK AND TRUST COMPANY 1,749,969 Ordinary 1,749,969 STATE STREET BANK AND TRUST COMPANY 147,029 Ordinary 147,029 STATE STREET BANK AND TRUST COMPANY 2,254 Ordinary 2,254 STATE STREET BANK AND TRUST COMPANY 10,045 Ordinary 10,045 STATE STREET BANK AND TRUST COMPANY 18,975 Ordinary 18,975 STATE STREET BANK AND TRUST COMPANY 238,679 Ordinary 238,679 For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest NORTHROP GRUMMAN RETIREMENT SYSTEMS OF ALABAMA JNL SERIES TRUST For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest RETIREMENT SYSTEMS OF ALABAMA For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest JNL SERIES TRUST ALBERTA INVESTMENT MANAGEMENT - ALBERTA FINANCE NORTHROP GRUMMAN CONFIDENTIAL CLIENT N PENSION BENEFIT GUARANTY CORPORATION For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest SSGA FUNDS For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest DIMENSIONAL FUND ADVISORS ALBERTA INVESTMENT MANAGEMENT - ALBERTA FINANCE CONFIDENTIAL CLIENT N SSGA FUNDS For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest SSGA SPDR ETFS EUROPE I PLC For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest TRANSAMERICA KAISER FOUNDATION HOSPITALS SSGA SPDR ETFS EUROPE I PLC TRANSAMERICA KAISER FOUNDATION HOSPITALS For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest BMO ASSET MANAGEMENT INC. For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest CBJ AS SUB-TRUSTEE FOR JAPAN POLICE PERSONNEL MUTUAL AID ASSOCIATION For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest CONFIDENTIAL CLIENT KK BMO ASSET MANAGEMENT INC. PENSION BENEFIT GUARANTY CORPORATION CBJ AS SUB- TRUSTEE FOR JAPAN POLICE PERSONNEL MUTUAL AID ASSOCIATION WA STATE INVESTMENT BOARD CONFIDENTIAL CLIENT KK For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest INTERNATIONAL BUSINESS MACHINES CORPORATION WA STATE INVESTMENT BOARD DIMENSIONAL FUND ADVISORS AMERICAN CENTURY INVESTMENT MANAGEMENT, INC. For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest AMERICAN CENTURY INVESTMENT MANAGEMENT, INC. For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest INTERNATIONAL BUSINESS MACHINES CORPORATION

604 Page 6 19-Jan-2026 STATE STREET BANK AND TRUST COMPANY 236,931 Ordinary 236,931 STATE STREET BANK AND TRUST COMPANY 183,523 Ordinary 183,523 STATE STREET BANK AND TRUST COMPANY 3,131 Ordinary 3,131 STATE STREET BANK AND TRUST COMPANY 103,326 Ordinary 103,326 STATE STREET BANK AND TRUST COMPANY 2,100 Ordinary 2,100 STATE STREET BANK AND TRUST COMPANY 113,524 Ordinary 113,524 STATE STREET BANK AND TRUST COMPANY 172,728 Ordinary 172,728 STATE STREET BANK AND TRUST COMPANY 72,716 Ordinary 72,716 STATE STREET BANK AND TRUST COMPANY 872,796 Ordinary 872,796 STATE STREET BANK AND TRUST COMPANY 591,020 Ordinary 591,020 STATE STREET BANK AND TRUST COMPANY 1,764 Ordinary 1,764 STATE STREET BANK AND TRUST COMPANY 252,832 Ordinary 252,832 STATE STREET BANK AND TRUST COMPANY 787,422 Ordinary 787,422 STATE STREET BANK AND TRUST COMPANY 27,048 Ordinary 27,048 STATE STREET BANK AND TRUST COMPANY 20,319 Ordinary 20,319 STATE STREET BANK AND TRUST COMPANY 167,606 Ordinary 167,606 STATE STREET BANK AND TRUST COMPANY 476,410 Ordinary 476,410 STATE STREET BANK AND TRUST COMPANY 45,973 Ordinary 45,973 For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest M.L. BASEBALL PLAYERS BENEFIT UBS SECURITIES AUSTRALIA LTD ORANGE COUNTY EMPLOYEE RETIREMENT SYSTEM For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest NEW JERSEY DIVISION OF INVESTMENT MERCER GLOBAL INVESTMENTS MANULIFE INVESTMENT MANAGEMENT LIMITED For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest MINNESOTA STATE BOARD OF INVESTMENT For collateral securities:Relevant interest under section 608(8A) being the right, as lender, to dispose of shares transferred to secure a securities loan For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest MERCER GLOBAL INVESTMENTS MANULIFE INVESTMENT MANAGEMENT LIMITED ORANGE COUNTY EMPLOYEE RETIREMENT SYSTEM M.L. BASEBALL PLAYERS BENEFIT ALLIANCE BERNSTEIN CALSTRS For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest THE MACQUARIE GROUP UBS (IRL) ETF PLC JOHN HANCOCK EXCHANGE-TRADED FUND TRUST For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest UBS (IRL) ETF PLC JOHN HANCOCK EXCHANGE-TRADED FUND TRUST For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest SSGA SPDR INDEX SHARE FUNDS THE MACQUARIE GROUP ALLIANCE BERNSTEIN CALSTRS NEW JERSEY DIVISION OF INVESTMENT For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest SACRAMENTO COUNTY EMPLOYEES' RETIREMENT SYSTEM For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest SACRAMENTO COUNTY EMPLOYEES' RETIREMENT SYSTEM SSGA SPDR INDEX SHARE FUNDS For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest NUVEEN THE EATON VANCE INVESTMENT COMPANIES THE EATON VANCE INVESTMENT COMPANIES MINNESOTA STATE BOARD OF INVESTMENT UBS SECURITIES AUSTRALIA LTD TEACHER RETIREMENT SYSTEM OF TEXAS FEDERAL RETIREMENT THRIFT INVESTMENT BOARD NUVEEN For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest For collateral securities:Relevant interest under section 608(8A) being the right, as lender, to dispose of shares transferred to secure a securities loan TEACHER RETIREMENT SYSTEM OF TEXAS FEDERAL RETIREMENT THRIFT INVESTMENT BOARD

604 Page 7 19-Jan-2026 STATE STREET BANK AND TRUST COMPANY 90,650 Ordinary 90,650 STATE STREET BANK AND TRUST COMPANY 2,548 Ordinary 2,548 STATE STREET GLOBAL ADVISORS TRUST COMPANY 62,207 Ordinary 62,207 STATE STREET GLOBAL ADVISORS TRUST COMPANY 4,040,196 Ordinary 4,040,196 STATE STREET GLOBAL ADVISORS TRUST COMPANY 197,972 Ordinary 197,972 STATE STREET GLOBAL ADVISORS TRUST COMPANY 4,586 Ordinary 4,586 STATE STREET GLOBAL ADVISORS TRUST COMPANY 3,302 Ordinary 3,302 STATE STREET GLOBAL ADVISORS TRUST COMPANY 132,439 Ordinary 132,439 STATE STREET SAUDI ARABIA FINANCIAL SOLUTIONS COMPANY 765 Ordinary 765 SSGA FUNDS MANAGEMENT, INC. 1,154,974 Ordinary 1,154,974 SSGA FUNDS MANAGEMENT, INC. 1,699 Ordinary 1,699 SSGA FUNDS MANAGEMENT, INC. 6,739 Ordinary 6,739 SSGA FUNDS MANAGEMENT, INC. 13,237 Ordinary 13,237 STATE STREET GLOBAL ADVISORS LIMITED 37,757 Ordinary 37,757 STATE STREET GLOBAL ADVISORS LIMITED 208,226 Ordinary 208,226 STATE STREET GLOBAL ADVISORS LIMITED 19,495 Ordinary 19,495 STATE STREET GLOBAL ADVISORS LIMITED 8,902 Ordinary 8,902 STATE STREET GLOBAL ADVISORS LIMITED 1,028 Ordinary 1,028 STATE STREET GLOBAL ADVISORS LIMITED 15,397 Ordinary 15,397 STATE STREET GLOBAL ADVISORS LIMITED 13,057 Ordinary 13,057 STATE STREET GLOBAL ADVISORS LIMITED 319,643 Ordinary 319,643 STATE STREET GLOBAL ADVISORS LIMITED 10,414 Ordinary 10,414 STATE STREET GLOBAL ADVISORS LIMITED 4,242 Ordinary 4,242 STATE STREET GLOBAL ADVISORS, LTD. 30,756 Ordinary 30,756 STATE STREET GLOBAL ADVISORS, LTD. 7,998 Ordinary 7,998 Brown Brothers Harriman and Co BNP Paribas Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee n/a n/a Wilmington Trust Co Pictet and Cie n/a n/a Northern Trust Company UBS AG Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee n/a n/a Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee CIBC Mellon Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Northern Trust Company Bank of New York Mellon Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee n/a Bank of New York Mellon Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee n/a State Street Bank and Trust Co Citibank NA n/a n/a n/a Northern Trust Company For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest JPMorgan AG CAISSE DE DEPOT ET PLACEMENT DU QUEBEC Brown Brothers Harriman and Co BFF Bank S.p.A. For Lent securities:Relevant interest under section 608(8A) being the holder of securities subject to an obligation to return under a securities lending agreement.State Street Bank and Trust Company has lent the securities and retains a relevant interest Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee State Street Bank and Trust Co State Street Bank and Trust Co Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee AMERICAN BAR ASSOCIATION MEMBERS/MTC COLLECTIVE TRUST n/a n/a CAISSE DE DEPOT ET PLACEMENT DU QUEBEC n/a n/a AMERICAN BAR ASSOCIATION MEMBERS/MTC COLLECTIVE TRUST Citibank NA State Street Bank and Trust Co Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee n/a n/a n/a n/a Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee n/a Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee n/a n/a Bank of New York Mellon HSBC Bank PLC Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee JPMorgan AG Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee n/a Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee

604 Page 8 19-Jan-2026 STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED 1,212,919 Ordinary 1,212,919 STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED 13,070,365 Ordinary 13,070,365 STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED 12,435 Ordinary 12,435 STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED 140,845 Ordinary 140,845 STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED 1,272,133 Ordinary 1,272,133 STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED 4,191,126 Ordinary 4,191,126 5. Changes in association The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows: 6. Addresses The addresses of persons named in this form are as follows: Signature print name capacity sign here date 19/01/2026 STATE STREET GLOBAL ADVISORS ASIA LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED SSGA FUNDS MANAGEMENT, INC. STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET SAUDI ARABIA FINANCIAL SOLUTIONS COMPANY STATE STREET GLOBAL ADVISORS LIMITED STATE STREET GLOBAL ADVISORS, LTD. STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED 20 CHURCHILL PLACE, LONDON, ENGLAND, E14 5HJ, UNITED KINGDOM BNP Paribas STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee n/a KING FAHAD , ALOLAYA , 7277, RIYADH, RIYADH, 12212, SAUDI ARABIA Name and ACN/ARSN (if applicable) Pictet and Cie SSGA FUNDS MANAGEMENT, INC. n/a Subsidiary of State Street Corporation 1981 MCGILL COLLEGE AVENUE, SUITE 500, MONTREAL QUÉBEC H3A 3A8, CANADA Citibank NA STATE STREET SAUDI ARABIA FINANCIAL SOLUTIONS COMPANY Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Subsidiary of State Street Corporation n/a STATE STREET GLOBAL ADVISORS, LTD. STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. LEVEL 15, 420 GEORGE STREET, SYDNEY NSW 2000, AUSTRALIA Northern Trust Company STATE STREET GLOBAL ADVISORS LIMITED ONE CONGRESS STREET, SUITE 1, BOSTON MA 02114, UNITED STATES STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Subsidiary of State Street Corporation TORANOMON HILLS MORI TOWER 25F, 1-23-1 TORANOMON, MINATO-KU, TOKYO, 105-6325, JAPAN Subsidiary of State Street Corporation Address Subsidiary of State Street Corporation Name Subsidiary of State Street Corporation Subsidiary of State Street Corporation 1 CONGRESS STREET, BOSTON MA 02114, UNITED STATES JPMorgan AG Authorised signatory Subsidiary of State Street Corporation 68TH FLOOR, TWO INTERNATIONAL FINANCE CENTRE, 8 FINANCE STREET, CENTRAL, HONG KONG, CHINA STATE STREET BANK AND TRUST COMPANY Subsidiary of State Street Corporation Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee n/a Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee n/a Alok Maheshwary Power to control the exercise of a right to vote attached to securities and/or the power to dispose of securities as investment manager or trustee Nature of association 1 CONGRESS STREET, BOSTON MA 02114, UNITED STATES State Street Bank and Trust Co STATE STREET GLOBAL ADVISORS EUROPE LIMITED n/a 78 SIR JOHN ROGERSON’S QUAY, DUBLIN 2, IRELAND Subsidiary of State Street Corporation STATE STREET GLOBAL ADVISORS ASIA LIMITED

604 Page 9 19-Jan-2026 DIRECTIONS (1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and ADDRESSES of members is clearly set out in paragraph 6 of the form. (2) See the definition of "associate" in section 9 of the Corporations Act 2001. (3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001. (4) The voting shares of a company constitute one class unless divided into separate classes. (5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100. (6) Include details of: (a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and (b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies). See the definition of "relevant agreement" in section 9 of the Corporations Act 2001. (7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired. (8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown". (9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

604 Page 10 19-Jan-2026 Annexure A This is Annexure A referred to in Form 604, Notice of change of interest of substantial holder 19/01/2026 Date of change Consideration given in relation to change Person's votes affected 27/02/2025 n/a -1,144 Ordinary -1,144 27/02/2025 n/a 2,424 Ordinary 2,424 27/02/2025 n/a -2,424 Ordinary -2,424 27/02/2025 n/a 1,144 Ordinary 1,144 27/02/2025 n/a -335 Ordinary -335 27/02/2025 n/a -24 Ordinary -24 27/02/2025 n/a -64,157 Ordinary -64,157 27/02/2025 n/a -125 Ordinary -125 27/02/2025 n/a -278 Ordinary -278 27/02/2025 n/a -74 Ordinary -74 27/02/2025 n/a 2,741 Ordinary 2,741 27/02/2025 n/a -1,278 Ordinary -1,278 27/02/2025 n/a -237 Ordinary -237 27/02/2025 n/a -676 Ordinary -676 27/02/2025 n/a -151 Ordinary -151 27/02/2025 116.69 6,855 Ordinary 6,855 27/02/2025 116.69 -2,533 Ordinary -2,533 27/02/2025 116.69 69 Ordinary 69 28/02/2025 113.37 406 Ordinary 406 28/02/2025 113.37 439 Ordinary 439 28/02/2025 113.37 290 Ordinary 290 28/02/2025 113.37 152 Ordinary 152 28/02/2025 113.37 386 Ordinary 386 28/02/2025 113.43 22,083 Ordinary 22,083 28/02/2025 113.37 2,535 Ordinary 2,535 28/02/2025 113.37 361 Ordinary 361 28/02/2025 113.37 350 Ordinary 350 28/02/2025 113.37 427 Ordinary 427 28/02/2025 113.37 2,924 Ordinary 2,924 28/02/2025 113.37 714 Ordinary 714 28/02/2025 n/a -1,692 Ordinary -1,692 28/02/2025 n/a -784 Ordinary -784 28/02/2025 n/a 104 Ordinary 104 28/02/2025 n/a 784 Ordinary 784 28/02/2025 n/a -104 Ordinary -104 Dated the Alok Maheshwary Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Class and number of securities affected Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Transfer in Authorised signatory STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Person whose relevant interest changed Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Nature of change STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Transfer in Lend - for stock lend Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in Collateral received Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Transfer out STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED

604 Page 11 19-Jan-2026 28/02/2025 n/a -1,249 Ordinary -1,249 28/02/2025 n/a -106 Ordinary -106 28/02/2025 n/a -11,506 Ordinary -11,506 28/02/2025 n/a -542 Ordinary -542 28/02/2025 n/a -1,212 Ordinary -1,212 28/02/2025 n/a -715 Ordinary -715 28/02/2025 n/a -5,684 Ordinary -5,684 28/02/2025 n/a -4,464 Ordinary -4,464 28/02/2025 n/a -4,509 Ordinary -4,509 28/02/2025 n/a -1,012 Ordinary -1,012 28/02/2025 n/a -663 Ordinary -663 28/02/2025 113.37 209 Ordinary 209 28/02/2025 113.37 188 Ordinary 188 28/02/2025 113.37 -9,717 Ordinary -9,717 28/02/2025 113.37 952 Ordinary 952 28/02/2025 113.37 5,245 Ordinary 5,245 28/02/2025 113.37 400 Ordinary 400 28/02/2025 113.37 152 Ordinary 152 28/02/2025 113.37 375 Ordinary 375 28/02/2025 113.37 391 Ordinary 391 28/02/2025 113.37 32 Ordinary 32 28/02/2025 113.37 77 Ordinary 77 28/02/2025 113.37 5,572 Ordinary 5,572 28/02/2025 113.37 56,202 Ordinary 56,202 28/02/2025 113.37 2,712 Ordinary 2,712 28/02/2025 113.37 173 Ordinary 173 28/02/2025 113.37 14,692 Ordinary 14,692 28/02/2025 113.37 2,812 Ordinary 2,812 03/03/2025 115.00 1,261 Ordinary 1,261 03/03/2025 117.41 843 Ordinary 843 03/03/2025 117.41 -347 Ordinary -347 03/03/2025 117.41 -431 Ordinary -431 03/03/2025 n/a -130,000 Ordinary -130,000 03/03/2025 117.41 583 Ordinary 583 03/03/2025 117.41 186 Ordinary 186 03/03/2025 117.41 140 Ordinary 140 03/03/2025 117.41 3,279 Ordinary 3,279 04/03/2025 117.18 -431 Ordinary -431 04/03/2025 n/a 392 Ordinary 392 04/03/2025 n/a -30,789 Ordinary -30,789 04/03/2025 n/a -510 Ordinary -510 STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET GLOBAL ADVISORS, LTD. STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET GLOBAL ADVISORS, LTD. STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Transfer in Transfer in Collateral received STATE STREET GLOBAL ADVISORS LIMITED STATE STREET GLOBAL ADVISORS LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Transfer out Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Collateral received

604 Page 12 19-Jan-2026 04/03/2025 n/a 730 Ordinary 730 04/03/2025 n/a 50,000 Ordinary 50,000 04/03/2025 n/a -1,122 Ordinary -1,122 04/03/2025 n/a -2,726 Ordinary -2,726 04/03/2025 n/a -1,699 Ordinary -1,699 04/03/2025 n/a -114 Ordinary -114 04/03/2025 117.18 295 Ordinary 295 04/03/2025 116.55 740 Ordinary 740 04/03/2025 116.71 -1,216 Ordinary -1,216 04/03/2025 117.18 70 Ordinary 70 04/03/2025 117.18 70 Ordinary 70 05/03/2025 117.50 2,810 Ordinary 2,810 05/03/2025 117.50 -431 Ordinary -431 05/03/2025 n/a -40,556 Ordinary -40,556 05/03/2025 117.48 343 Ordinary 343 05/03/2025 117.50 2,700 Ordinary 2,700 05/03/2025 117.48 185 Ordinary 185 06/03/2025 114.92 -1,952 Ordinary -1,952 06/03/2025 114.92 -559 Ordinary -559 06/03/2025 114.92 -11,896 Ordinary -11,896 06/03/2025 114.44 1,736 Ordinary 1,736 06/03/2025 114.92 1,952 Ordinary 1,952 06/03/2025 114.92 1,430 Ordinary 1,430 06/03/2025 114.92 -598 Ordinary -598 06/03/2025 n/a -64,000 Ordinary -64,000 06/03/2025 n/a 73 Ordinary 73 06/03/2025 n/a 270 Ordinary 270 06/03/2025 n/a -343 Ordinary -343 06/03/2025 114.92 140 Ordinary 140 06/03/2025 114.92 559 Ordinary 559 07/03/2025 115.20 846 Ordinary 846 07/03/2025 n/a 554 Ordinary 554 07/03/2025 n/a -970 Ordinary -970 07/03/2025 n/a 280 Ordinary 280 07/03/2025 n/a 136 Ordinary 136 07/03/2025 115.72 874 Ordinary 874 07/03/2025 115.20 -2,293 Ordinary -2,293 07/03/2025 115.17 -1,181 Ordinary -1,181 07/03/2025 115.20 -1,472 Ordinary -1,472 07/03/2025 115.20 2,293 Ordinary 2,293 07/03/2025 115.20 1,472 Ordinary 1,472 STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in STATE STREET GLOBAL ADVISORS LIMITED STATE STREET GLOBAL ADVISORS ASIA LIMITED Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out Transfer out STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET GLOBAL ADVISORS, LTD. STATE STREET BANK AND TRUST COMPANY Transfer out Transfer in Transfer out Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS, LTD. Transfer in Transfer in Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS LIMITED

604 Page 13 19-Jan-2026 10/03/2025 116.00 -1,073 Ordinary -1,073 10/03/2025 118.71 851 Ordinary 851 10/03/2025 118.71 138 Ordinary 138 10/03/2025 n/a 83,158 Ordinary 83,158 10/03/2025 n/a -1,443 Ordinary -1,443 10/03/2025 n/a 517 Ordinary 517 10/03/2025 n/a 1,613 Ordinary 1,613 10/03/2025 n/a 171,141 Ordinary 171,141 10/03/2025 n/a 6,535 Ordinary 6,535 10/03/2025 n/a 64,055 Ordinary 64,055 10/03/2025 n/a 26,964 Ordinary 26,964 10/03/2025 n/a 2,541 Ordinary 2,541 10/03/2025 n/a -151,999 Ordinary -151,999 10/03/2025 n/a 76,741 Ordinary 76,741 10/03/2025 n/a -10,331 Ordinary -10,331 10/03/2025 n/a 325 Ordinary 325 10/03/2025 n/a 315,133 Ordinary 315,133 10/03/2025 n/a 6,525 Ordinary 6,525 10/03/2025 n/a 341 Ordinary 341 10/03/2025 n/a 300 Ordinary 300 10/03/2025 n/a 63,782 Ordinary 63,782 10/03/2025 n/a -96,726 Ordinary -96,726 10/03/2025 n/a -2,424 Ordinary -2,424 10/03/2025 116.00 -15 Ordinary -15 10/03/2025 118.71 98 Ordinary 98 10/03/2025 118.71 345 Ordinary 345 11/03/2025 119.34 -4,641 Ordinary -4,641 11/03/2025 119.34 -6,208 Ordinary -6,208 11/03/2025 118.22 397 Ordinary 397 11/03/2025 n/a -1,512 Ordinary -1,512 11/03/2025 n/a 1,512 Ordinary 1,512 11/03/2025 n/a -1,422 Ordinary -1,422 11/03/2025 n/a -189 Ordinary -189 11/03/2025 n/a -517 Ordinary -517 11/03/2025 n/a -1,613 Ordinary -1,613 11/03/2025 n/a -4,764 Ordinary -4,764 11/03/2025 n/a 3,493 Ordinary 3,493 11/03/2025 n/a 893 Ordinary 893 11/03/2025 n/a 263 Ordinary 263 11/03/2025 n/a -2,541 Ordinary -2,541 11/03/2025 n/a -121,990 Ordinary -121,990 11/03/2025 n/a 214 Ordinary 214 Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Lend - for stock lend Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Lend - for stock lend

604 Page 14 19-Jan-2026 11/03/2025 n/a -167,030 Ordinary -167,030 11/03/2025 n/a -8,283 Ordinary -8,283 11/03/2025 n/a -214 Ordinary -214 11/03/2025 n/a -272 Ordinary -272 11/03/2025 n/a 223 Ordinary 223 11/03/2025 n/a -590 Ordinary -590 11/03/2025 119.34 91 Ordinary 91 11/03/2025 119.34 70 Ordinary 70 11/03/2025 119.34 4,641 Ordinary 4,641 11/03/2025 118.22 171 Ordinary 171 11/03/2025 118.22 32 Ordinary 32 11/03/2025 119.34 -253 Ordinary -253 12/03/2025 117.13 309 Ordinary 309 12/03/2025 n/a 1,271 Ordinary 1,271 12/03/2025 n/a 1,268 Ordinary 1,268 12/03/2025 n/a 84 Ordinary 84 12/03/2025 n/a -3,272 Ordinary -3,272 12/03/2025 n/a -84 Ordinary -84 12/03/2025 n/a 733 Ordinary 733 12/03/2025 117.23 -77 Ordinary -77 12/03/2025 117.23 -100 Ordinary -100 12/03/2025 117.23 -3,924 Ordinary -3,924 12/03/2025 117.23 -1,744 Ordinary -1,744 12/03/2025 117.23 -28 Ordinary -28 12/03/2025 117.23 27 Ordinary 27 12/03/2025 117.23 90 Ordinary 90 12/03/2025 117.23 70 Ordinary 70 12/03/2025 117.23 385 Ordinary 385 12/03/2025 117.23 1,045 Ordinary 1,045 13/03/2025 115.99 -10,614 Ordinary -10,614 13/03/2025 116.32 -867 Ordinary -867 13/03/2025 115.99 811 Ordinary 811 13/03/2025 115.99 -649 Ordinary -649 13/03/2025 n/a 3,149 Ordinary 3,149 13/03/2025 n/a 26 Ordinary 26 13/03/2025 n/a 331 Ordinary 331 13/03/2025 n/a 82 Ordinary 82 13/03/2025 n/a -26 Ordinary -26 13/03/2025 n/a -413 Ordinary -413 13/03/2025 n/a -1,805 Ordinary -1,805 13/03/2025 115.99 -267 Ordinary -267 13/03/2025 115.99 -1,308 Ordinary -1,308 STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Transfer out SSGA FUNDS MANAGEMENT, INC. Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS, LTD. STATE STREET GLOBAL ADVISORS LIMITED Transfer out Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out Transfer out STATE STREET GLOBAL ADVISORS LIMITED Transfer out Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out SSGA FUNDS MANAGEMENT, INC. Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY Transfer in Transfer out Transfer in Transfer out STATE STREET GLOBAL ADVISORS, LTD. STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Lend - for stock lend Transfer in SSGA FUNDS MANAGEMENT, INC. Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. Lend - for stock lend STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY

604 Page 15 19-Jan-2026 13/03/2025 116.32 -288 Ordinary -288 13/03/2025 116.32 -50 Ordinary -50 13/03/2025 116.32 1,814 Ordinary 1,814 14/03/2025 117.10 849 Ordinary 849 14/03/2025 117.10 -438 Ordinary -438 14/03/2025 117.10 -438 Ordinary -438 14/03/2025 117.10 -414 Ordinary -414 14/03/2025 117.10 -4,242 Ordinary -4,242 14/03/2025 n/a 5 Ordinary 5 14/03/2025 n/a -146 Ordinary -146 14/03/2025 n/a -263 Ordinary -263 14/03/2025 n/a -223 Ordinary -223 14/03/2025 n/a 263 Ordinary 263 14/03/2025 n/a 42 Ordinary 42 14/03/2025 n/a -127,156 Ordinary -127,156 14/03/2025 n/a 26 Ordinary 26 14/03/2025 n/a -1,053 Ordinary -1,053 14/03/2025 n/a -263 Ordinary -263 14/03/2025 n/a -84 Ordinary -84 14/03/2025 n/a 53 Ordinary 53 14/03/2025 n/a -7,254 Ordinary -7,254 14/03/2025 117.10 3,240 Ordinary 3,240 14/03/2025 n/a -7,050 Ordinary -7,050 14/03/2025 117.10 -256 Ordinary -256 14/03/2025 117.10 414 Ordinary 414 14/03/2025 117.10 23 Ordinary 23 14/03/2025 117.10 115 Ordinary 115 14/03/2025 117.10 184 Ordinary 184 14/03/2025 117.10 69 Ordinary 69 17/03/2025 119.20 6,627 Ordinary 6,627 17/03/2025 119.20 1,665 Ordinary 1,665 17/03/2025 n/a -216,103 Ordinary -216,103 17/03/2025 n/a -18,795 Ordinary -18,795 17/03/2025 n/a -2,711 Ordinary -2,711 17/03/2025 n/a -27,048 Ordinary -27,048 17/03/2025 n/a -23,190 Ordinary -23,190 17/03/2025 n/a -42 Ordinary -42 17/03/2025 n/a 2,073 Ordinary 2,073 17/03/2025 n/a -9,670 Ordinary -9,670 17/03/2025 n/a 293 Ordinary 293 17/03/2025 n/a -1,053 Ordinary -1,053 Transfer in Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in

604 Page 16 19-Jan-2026 17/03/2025 n/a -243 Ordinary -243 17/03/2025 n/a 170 Ordinary 170 17/03/2025 n/a 30 Ordinary 30 17/03/2025 n/a 6,099 Ordinary 6,099 17/03/2025 n/a -13,688 Ordinary -13,688 17/03/2025 n/a -200,955 Ordinary -200,955 17/03/2025 n/a 43 Ordinary 43 17/03/2025 n/a -72,716 Ordinary -72,716 17/03/2025 n/a -175,311 Ordinary -175,311 17/03/2025 n/a -3,394 Ordinary -3,394 17/03/2025 n/a -18,093 Ordinary -18,093 17/03/2025 119.20 182 Ordinary 182 17/03/2025 119.20 70 Ordinary 70 17/03/2025 119.20 69 Ordinary 69 17/03/2025 119.20 1,728 Ordinary 1,728 18/03/2025 119.53 -653 Ordinary -653 18/03/2025 119.53 -10,015 Ordinary -10,015 18/03/2025 119.53 653 Ordinary 653 18/03/2025 119.32 84 Ordinary 84 18/03/2025 n/a 12,574 Ordinary 12,574 18/03/2025 n/a -7 Ordinary -7 18/03/2025 n/a -54 Ordinary -54 18/03/2025 n/a -3,766 Ordinary -3,766 18/03/2025 n/a -12,574 Ordinary -12,574 18/03/2025 n/a 276 Ordinary 276 18/03/2025 n/a 353 Ordinary 353 18/03/2025 n/a 3 Ordinary 3 18/03/2025 n/a 862 Ordinary 862 18/03/2025 n/a 37,507 Ordinary 37,507 18/03/2025 n/a 11,106 Ordinary 11,106 18/03/2025 n/a 972 Ordinary 972 18/03/2025 n/a 1,140 Ordinary 1,140 18/03/2025 n/a 942 Ordinary 942 18/03/2025 n/a 9,026 Ordinary 9,026 18/03/2025 n/a 1,964 Ordinary 1,964 18/03/2025 n/a 246 Ordinary 246 18/03/2025 n/a 6,724 Ordinary 6,724 18/03/2025 n/a 64 Ordinary 64 18/03/2025 n/a 98 Ordinary 98 18/03/2025 n/a 8,593 Ordinary 8,593 18/03/2025 n/a 8 Ordinary 8 18/03/2025 n/a 91 Ordinary 91 STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Collateral received Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY

604 Page 17 19-Jan-2026 18/03/2025 n/a -2,263 Ordinary -2,263 18/03/2025 119.53 98 Ordinary 98 18/03/2025 119.53 140 Ordinary 140 18/03/2025 119.53 69 Ordinary 69 18/03/2025 119.53 46 Ordinary 46 18/03/2025 119.53 10,015 Ordinary 10,015 19/03/2025 119.36 2,963 Ordinary 2,963 19/03/2025 118.70 -294 Ordinary -294 19/03/2025 118.70 849 Ordinary 849 19/03/2025 118.70 849 Ordinary 849 19/03/2025 n/a -621 Ordinary -621 19/03/2025 n/a -1,969 Ordinary -1,969 19/03/2025 n/a 243 Ordinary 243 19/03/2025 n/a 12,574 Ordinary 12,574 19/03/2025 n/a -13,963 Ordinary -13,963 19/03/2025 n/a 1,114 Ordinary 1,114 19/03/2025 n/a 11,858 Ordinary 11,858 19/03/2025 n/a -13,242 Ordinary -13,242 19/03/2025 n/a -125 Ordinary -125 19/03/2025 n/a 157 Ordinary 157 19/03/2025 n/a 952 Ordinary 952 19/03/2025 n/a 9,115 Ordinary 9,115 19/03/2025 n/a 1,984 Ordinary 1,984 19/03/2025 n/a 248 Ordinary 248 19/03/2025 n/a 6,726 Ordinary 6,726 19/03/2025 n/a 64 Ordinary 64 19/03/2025 n/a 97 Ordinary 97 19/03/2025 n/a 8,650 Ordinary 8,650 19/03/2025 n/a 8 Ordinary 8 19/03/2025 n/a 92 Ordinary 92 19/03/2025 n/a 279 Ordinary 279 19/03/2025 n/a 357 Ordinary 357 19/03/2025 n/a 864 Ordinary 864 19/03/2025 n/a 37,768 Ordinary 37,768 19/03/2025 n/a 11,126 Ordinary 11,126 19/03/2025 n/a 982 Ordinary 982 19/03/2025 n/a 1,152 Ordinary 1,152 19/03/2025 118.70 -100 Ordinary -100 19/03/2025 118.70 -880 Ordinary -880 19/03/2025 118.70 -1,559 Ordinary -1,559 19/03/2025 n/a -7,854 Ordinary -7,854 Collateral received Collateral received Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Transfer out Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, LTD. STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Lend - for stock lend Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received

604 Page 18 19-Jan-2026 19/03/2025 118.70 367 Ordinary 367 19/03/2025 118.70 686 Ordinary 686 19/03/2025 118.70 196 Ordinary 196 19/03/2025 119.18 77 Ordinary 77 19/03/2025 118.70 -1,094 Ordinary -1,094 19/03/2025 118.70 -2,662 Ordinary -2,662 20/03/2025 117.50 -2,095 Ordinary -2,095 20/03/2025 117.50 -12,480 Ordinary -12,480 20/03/2025 117.48 127 Ordinary 127 20/03/2025 117.50 3,113 Ordinary 3,113 20/03/2025 117.50 283 Ordinary 283 20/03/2025 n/a -7,270 Ordinary -7,270 20/03/2025 n/a 2,628 Ordinary 2,628 20/03/2025 n/a -10,156 Ordinary -10,156 20/03/2025 n/a 1,189 Ordinary 1,189 20/03/2025 n/a -12,193 Ordinary -12,193 20/03/2025 n/a -50,000 Ordinary -50,000 20/03/2025 n/a 17,236 Ordinary 17,236 20/03/2025 n/a 3,432 Ordinary 3,432 20/03/2025 n/a 3,997 Ordinary 3,997 20/03/2025 n/a 21 Ordinary 21 20/03/2025 n/a 1,116 Ordinary 1,116 20/03/2025 n/a -1,893 Ordinary -1,893 20/03/2025 n/a -18,141 Ordinary -18,141 20/03/2025 n/a -3,948 Ordinary -3,948 20/03/2025 n/a -495 Ordinary -495 20/03/2025 n/a -13,450 Ordinary -13,450 20/03/2025 n/a -128 Ordinary -128 20/03/2025 n/a -195 Ordinary -195 20/03/2025 n/a -17,243 Ordinary -17,243 20/03/2025 n/a -16 Ordinary -16 20/03/2025 n/a -183 Ordinary -183 20/03/2025 n/a -555 Ordinary -555 20/03/2025 n/a -710 Ordinary -710 20/03/2025 n/a -3 Ordinary -3 20/03/2025 n/a -1,726 Ordinary -1,726 20/03/2025 n/a -75,275 Ordinary -75,275 20/03/2025 n/a -22,232 Ordinary -22,232 20/03/2025 n/a -1,953 Ordinary -1,953 20/03/2025 n/a -2,293 Ordinary -2,293 20/03/2025 117.50 364 Ordinary 364 STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED Collateral received Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS, LTD. Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY

604 Page 19 19-Jan-2026 20/03/2025 118.32 -14 Ordinary -14 20/03/2025 n/a -92,719 Ordinary -92,719 20/03/2025 117.50 2,095 Ordinary 2,095 20/03/2025 117.50 607 Ordinary 607 20/03/2025 117.50 -607 Ordinary -607 21/03/2025 118.58 946 Ordinary 946 21/03/2025 118.58 -1,106 Ordinary -1,106 21/03/2025 118.58 -616 Ordinary -616 21/03/2025 118.58 -4,253 Ordinary -4,253 21/03/2025 118.58 -13,222 Ordinary -13,222 21/03/2025 118.58 -1,735 Ordinary -1,735 21/03/2025 118.58 -1,343 Ordinary -1,343 21/03/2025 118.58 -1,003 Ordinary -1,003 21/03/2025 118.58 -946 Ordinary -946 21/03/2025 118.58 -686 Ordinary -686 21/03/2025 118.58 -229 Ordinary -229 21/03/2025 118.58 849 Ordinary 849 21/03/2025 118.58 -804 Ordinary -804 21/03/2025 118.58 -691 Ordinary -691 21/03/2025 118.58 -358 Ordinary -358 21/03/2025 n/a 192 Ordinary 192 21/03/2025 n/a 669 Ordinary 669 21/03/2025 n/a -9,514 Ordinary -9,514 21/03/2025 n/a -1,979 Ordinary -1,979 21/03/2025 n/a -407 Ordinary -407 21/03/2025 n/a 272 Ordinary 272 21/03/2025 n/a 193,885 Ordinary 193,885 21/03/2025 n/a -384 Ordinary -384 21/03/2025 n/a 215 Ordinary 215 21/03/2025 n/a 1,422 Ordinary 1,422 21/03/2025 n/a 603 Ordinary 603 21/03/2025 n/a -603 Ordinary -603 21/03/2025 n/a 1,583 Ordinary 1,583 21/03/2025 n/a 15,144 Ordinary 15,144 21/03/2025 n/a 3,296 Ordinary 3,296 21/03/2025 n/a 412 Ordinary 412 21/03/2025 n/a 11,156 Ordinary 11,156 21/03/2025 n/a 113 Ordinary 113 21/03/2025 n/a 162 Ordinary 162 21/03/2025 n/a 14,383 Ordinary 14,383 21/03/2025 n/a 13 Ordinary 13 STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Transfer out Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received

604 Page 20 19-Jan-2026 21/03/2025 n/a 152 Ordinary 152 21/03/2025 n/a 463 Ordinary 463 21/03/2025 n/a 593 Ordinary 593 21/03/2025 n/a 1,375 Ordinary 1,375 21/03/2025 n/a 62,564 Ordinary 62,564 21/03/2025 n/a 18,377 Ordinary 18,377 21/03/2025 n/a 1,676 Ordinary 1,676 21/03/2025 n/a 1,934 Ordinary 1,934 21/03/2025 118.58 1,735 Ordinary 1,735 21/03/2025 118.58 1,106 Ordinary 1,106 21/03/2025 118.58 1,628 Ordinary 1,628 21/03/2025 118.58 1,003 Ordinary 1,003 21/03/2025 118.58 616 Ordinary 616 21/03/2025 118.58 215 Ordinary 215 21/03/2025 118.58 1,613 Ordinary 1,613 21/03/2025 118.58 92 Ordinary 92 21/03/2025 118.58 -3,769 Ordinary -3,769 21/03/2025 118.58 -1,628 Ordinary -1,628 21/03/2025 118.58 14,144 Ordinary 14,144 21/03/2025 118.58 686 Ordinary 686 21/03/2025 118.58 -404 Ordinary -404 21/03/2025 118.58 -533 Ordinary -533 21/03/2025 118.58 1,343 Ordinary 1,343 21/03/2025 118.58 257 Ordinary 257 24/03/2025 119.10 -432 Ordinary -432 24/03/2025 119.10 -2,942 Ordinary -2,942 24/03/2025 n/a 411 Ordinary 411 24/03/2025 n/a -14,100 Ordinary -14,100 24/03/2025 n/a -411 Ordinary -411 24/03/2025 n/a 25 Ordinary 25 24/03/2025 n/a -25 Ordinary -25 24/03/2025 n/a -13,850 Ordinary -13,850 24/03/2025 n/a -1,583 Ordinary -1,583 24/03/2025 n/a -15,144 Ordinary -15,144 24/03/2025 n/a -3,296 Ordinary -3,296 24/03/2025 n/a -412 Ordinary -412 24/03/2025 n/a -11,156 Ordinary -11,156 24/03/2025 n/a -113 Ordinary -113 24/03/2025 n/a -162 Ordinary -162 24/03/2025 n/a -14,383 Ordinary -14,383 24/03/2025 n/a -13 Ordinary -13 Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Transfer out Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Lend - for stock lend Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out Collateral received Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY

604 Page 21 19-Jan-2026 24/03/2025 n/a -152 Ordinary -152 24/03/2025 n/a 56 Ordinary 56 24/03/2025 n/a 14,172 Ordinary 14,172 24/03/2025 n/a 22,702 Ordinary 22,702 24/03/2025 n/a -463 Ordinary -463 24/03/2025 n/a -593 Ordinary -593 24/03/2025 n/a -1,375 Ordinary -1,375 24/03/2025 n/a -62,564 Ordinary -62,564 24/03/2025 n/a -18,377 Ordinary -18,377 24/03/2025 n/a -1,676 Ordinary -1,676 24/03/2025 n/a -1,934 Ordinary -1,934 24/03/2025 n/a 72,413 Ordinary 72,413 24/03/2025 119.10 140 Ordinary 140 24/03/2025 119.10 23 Ordinary 23 24/03/2025 119.10 299 Ordinary 299 25/03/2025 118.78 -12,363 Ordinary -12,363 25/03/2025 118.78 422 Ordinary 422 25/03/2025 118.78 1,078 Ordinary 1,078 25/03/2025 n/a 100 Ordinary 100 25/03/2025 n/a -4,221 Ordinary -4,221 25/03/2025 n/a 9,444 Ordinary 9,444 25/03/2025 n/a -100 Ordinary -100 25/03/2025 n/a -12,549 Ordinary -12,549 25/03/2025 n/a 23,364 Ordinary 23,364 25/03/2025 n/a -69,859 Ordinary -69,859 25/03/2025 n/a 125 Ordinary 125 25/03/2025 n/a 4,221 Ordinary 4,221 25/03/2025 n/a 3,105 Ordinary 3,105 25/03/2025 n/a -56 Ordinary -56 25/03/2025 n/a -14,172 Ordinary -14,172 25/03/2025 n/a -22,702 Ordinary -22,702 25/03/2025 118.78 -211 Ordinary -211 25/03/2025 118.96 308 Ordinary 308 25/03/2025 118.78 -568 Ordinary -568 25/03/2025 118.78 -411 Ordinary -411 25/03/2025 118.78 -630 Ordinary -630 25/03/2025 118.78 -744 Ordinary -744 25/03/2025 118.78 98 Ordinary 98 25/03/2025 118.78 70 Ordinary 70 25/03/2025 118.78 230 Ordinary 230 25/03/2025 118.78 161 Ordinary 161 26/03/2025 n/a 1,242 Ordinary 1,242 Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Transfer in STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS, LTD. Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, LTD. Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS, LTD. Transfer out Transfer out Transfer in Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS, LTD. STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY

604 Page 22 19-Jan-2026 26/03/2025 n/a 48,000 Ordinary 48,000 26/03/2025 n/a -10,192 Ordinary -10,192 26/03/2025 n/a 10,192 Ordinary 10,192 26/03/2025 119.96 634 Ordinary 634 26/03/2025 119.96 450 Ordinary 450 26/03/2025 119.96 105 Ordinary 105 26/03/2025 119.96 117,882 Ordinary 117,882 26/03/2025 119.96 1,666 Ordinary 1,666 26/03/2025 119.96 -1,505 Ordinary -1,505 26/03/2025 119.96 -1,666 Ordinary -1,666 27/03/2025 120.09 -753 Ordinary -753 27/03/2025 120.09 -14,201 Ordinary -14,201 27/03/2025 120.09 -4,325 Ordinary -4,325 27/03/2025 n/a -13,491 Ordinary -13,491 27/03/2025 n/a -50 Ordinary -50 27/03/2025 n/a 42,000 Ordinary 42,000 27/03/2025 n/a -4 Ordinary -4 27/03/2025 n/a 13,491 Ordinary 13,491 27/03/2025 n/a 7,671 Ordinary 7,671 27/03/2025 n/a 50 Ordinary 50 27/03/2025 120.09 307 Ordinary 307 27/03/2025 119.92 1,680 Ordinary 1,680 27/03/2025 119.88 -262 Ordinary -262 27/03/2025 120.09 47 Ordinary 47 27/03/2025 120.09 184 Ordinary 184 27/03/2025 120.09 753 Ordinary 753 27/03/2025 120.09 846 Ordinary 846 27/03/2025 120.09 302 Ordinary 302 27/03/2025 120.09 -1,243 Ordinary -1,243 27/03/2025 120.09 -846 Ordinary -846 27/03/2025 120.09 -15,943 Ordinary -15,943 27/03/2025 120.09 -3,130 Ordinary -3,130 28/03/2025 119.76 -1,197 Ordinary -1,197 28/03/2025 121.26 -143 Ordinary -143 28/03/2025 121.26 -435 Ordinary -435 28/03/2025 n/a -63,782 Ordinary -63,782 28/03/2025 n/a 162,000 Ordinary 162,000 28/03/2025 n/a 715 Ordinary 715 28/03/2025 n/a 93,581 Ordinary 93,581 28/03/2025 n/a 526 Ordinary 526 28/03/2025 n/a 15,885 Ordinary 15,885 Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Transfer out Transfer in Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out Transfer out Transfer out SSGA FUNDS MANAGEMENT, INC. Lend - for stock lend Transfer out STATE STREET GLOBAL ADVISORS LIMITED STATE STREET GLOBAL ADVISORS LIMITED Transfer out Transfer out Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, LTD. Transfer in Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, LTD. Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS, LTD. Lend - for stock lend Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY

604 Page 23 19-Jan-2026 28/03/2025 n/a 19,251 Ordinary 19,251 28/03/2025 n/a 2,711 Ordinary 2,711 28/03/2025 n/a 27,048 Ordinary 27,048 28/03/2025 n/a 23,190 Ordinary 23,190 28/03/2025 n/a 1,156 Ordinary 1,156 28/03/2025 n/a 294 Ordinary 294 28/03/2025 n/a 23,881 Ordinary 23,881 28/03/2025 n/a 42,769 Ordinary 42,769 28/03/2025 n/a 346 Ordinary 346 28/03/2025 n/a 63,256 Ordinary 63,256 28/03/2025 n/a -715 Ordinary -715 28/03/2025 n/a 5,172 Ordinary 5,172 28/03/2025 n/a 9,953 Ordinary 9,953 28/03/2025 n/a 2,357 Ordinary 2,357 28/03/2025 n/a 45,987 Ordinary 45,987 28/03/2025 n/a 191 Ordinary 191 28/03/2025 n/a 115 Ordinary 115 28/03/2025 n/a 58,668 Ordinary 58,668 28/03/2025 n/a 321 Ordinary 321 28/03/2025 119.76 259 Ordinary 259 28/03/2025 121.26 -2,398 Ordinary -2,398 28/03/2025 n/a -11,979 Ordinary -11,979 28/03/2025 121.26 294 Ordinary 294 28/03/2025 121.26 32,317 Ordinary 32,317 31/03/2025 117.44 3,382 Ordinary 3,382 31/03/2025 115.49 808 Ordinary 808 31/03/2025 118.20 1,192 Ordinary 1,192 31/03/2025 115.58 -98 Ordinary -98 31/03/2025 115.49 -584 Ordinary -584 31/03/2025 115.49 -645 Ordinary -645 31/03/2025 115.49 -808 Ordinary -808 31/03/2025 n/a 294 Ordinary 294 31/03/2025 n/a -84 Ordinary -84 31/03/2025 n/a -1,278 Ordinary -1,278 31/03/2025 n/a 60,788 Ordinary 60,788 31/03/2025 n/a 24,465 Ordinary 24,465 31/03/2025 n/a -612 Ordinary -612 31/03/2025 n/a 984 Ordinary 984 31/03/2025 n/a 23,749 Ordinary 23,749 31/03/2025 n/a 93 Ordinary 93 31/03/2025 n/a 55 Ordinary 55 Lend - for stock lend Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Transfer out Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out Lend - for stock lend Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY

604 Page 24 19-Jan-2026 31/03/2025 n/a 27,836 Ordinary 27,836 31/03/2025 n/a 156 Ordinary 156 31/03/2025 115.49 645 Ordinary 645 31/03/2025 115.49 1,093 Ordinary 1,093 31/03/2025 115.49 -1,345 Ordinary -1,345 31/03/2025 118.20 357 Ordinary 357 31/03/2025 115.49 -3 Ordinary -3 31/03/2025 115.49 140 Ordinary 140 31/03/2025 115.49 207 Ordinary 207 31/03/2025 115.49 444 Ordinary 444 31/03/2025 115.49 584 Ordinary 584 31/03/2025 115.49 862 Ordinary 862 31/03/2025 115.49 -96 Ordinary -96 31/03/2025 115.49 -2,613 Ordinary -2,613 31/03/2025 115.49 -6,442 Ordinary -6,442 31/03/2025 115.49 -3,522 Ordinary -3,522 01/04/2025 117.10 -12,000 Ordinary -12,000 01/04/2025 116.03 460 Ordinary 460 01/04/2025 117.10 1,568 Ordinary 1,568 01/04/2025 115.49 -444 Ordinary -444 01/04/2025 117.16 -470 Ordinary -470 01/04/2025 n/a 1,793 Ordinary 1,793 01/04/2025 n/a 270,000 Ordinary 270,000 01/04/2025 n/a 419 Ordinary 419 01/04/2025 n/a 32,944 Ordinary 32,944 01/04/2025 n/a -4,709 Ordinary -4,709 01/04/2025 n/a 4,001 Ordinary 4,001 01/04/2025 n/a 289 Ordinary 289 01/04/2025 n/a -32,944 Ordinary -32,944 01/04/2025 n/a 154 Ordinary 154 01/04/2025 n/a 92 Ordinary 92 01/04/2025 n/a 46,104 Ordinary 46,104 01/04/2025 n/a 258 Ordinary 258 01/04/2025 117.10 195 Ordinary 195 01/04/2025 n/a 11,979 Ordinary 11,979 01/04/2025 117.10 797 Ordinary 797 02/04/2025 116.52 -84 Ordinary -84 02/04/2025 115.08 -518 Ordinary -518 02/04/2025 115.08 802 Ordinary 802 02/04/2025 n/a -3,708 Ordinary -3,708 02/04/2025 n/a 6,591 Ordinary 6,591 Lend - for stock lend Transfer out SSGA FUNDS MANAGEMENT, INC. Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Transfer out Lend - for stock lend Transfer in SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out Lend - for stock lend Collateral received Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Lend - for stock lend Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS, LTD. STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Collateral received Transfer out STATE STREET GLOBAL ADVISORS, LTD. STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Collateral received Transfer out

604 Page 25 19-Jan-2026 02/04/2025 n/a -1,614 Ordinary -1,614 02/04/2025 n/a -1,269 Ordinary -1,269 02/04/2025 n/a -2,073 Ordinary -2,073 02/04/2025 n/a -293 Ordinary -293 02/04/2025 n/a -66,465 Ordinary -66,465 02/04/2025 n/a -6 Ordinary -6 02/04/2025 n/a 24,036 Ordinary 24,036 02/04/2025 n/a 1,414 Ordinary 1,414 02/04/2025 n/a -438 Ordinary -438 02/04/2025 n/a -262 Ordinary -262 02/04/2025 n/a -132,607 Ordinary -132,607 02/04/2025 n/a -735 Ordinary -735 02/04/2025 n/a 735 Ordinary 735 02/04/2025 n/a 142,330 Ordinary 142,330 02/04/2025 115.08 60 Ordinary 60 02/04/2025 116.52 128 Ordinary 128 02/04/2025 115.08 900 Ordinary 900 02/04/2025 115.08 2,040 Ordinary 2,040 02/04/2025 115.08 70 Ordinary 70 02/04/2025 115.08 207 Ordinary 207 02/04/2025 115.08 184 Ordinary 184 02/04/2025 115.08 92 Ordinary 92 02/04/2025 115.08 847 Ordinary 847 02/04/2025 115.08 770 Ordinary 770 03/04/2025 111.94 -3,451 Ordinary -3,451 03/04/2025 111.94 -10,549 Ordinary -10,549 03/04/2025 111.94 137 Ordinary 137 03/04/2025 111.94 382 Ordinary 382 03/04/2025 111.94 -403 Ordinary -403 03/04/2025 n/a 588 Ordinary 588 03/04/2025 n/a -5,687 Ordinary -5,687 03/04/2025 n/a 4,485 Ordinary 4,485 03/04/2025 n/a 228,966 Ordinary 228,966 03/04/2025 n/a 1,793 Ordinary 1,793 03/04/2025 n/a 61,000 Ordinary 61,000 03/04/2025 n/a -6,792 Ordinary -6,792 03/04/2025 n/a 1,703 Ordinary 1,703 03/04/2025 n/a 341 Ordinary 341 03/04/2025 n/a 273 Ordinary 273 03/04/2025 n/a 262 Ordinary 262 03/04/2025 n/a 51,442 Ordinary 51,442 03/04/2025 113.38 304 Ordinary 304 STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS, LTD. STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Transfer in STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY

604 Page 26 19-Jan-2026 03/04/2025 n/a -27,946 Ordinary -27,946 03/04/2025 111.94 196 Ordinary 196 03/04/2025 111.94 118,737 Ordinary 118,737 03/04/2025 111.94 403 Ordinary 403 03/04/2025 111.94 3,451 Ordinary 3,451 04/04/2025 110.28 -509 Ordinary -509 04/04/2025 112.70 2,482 Ordinary 2,482 04/04/2025 n/a 102,000 Ordinary 102,000 04/04/2025 n/a -164 Ordinary -164 04/04/2025 n/a -56,210 Ordinary -56,210 04/04/2025 n/a -44,467 Ordinary -44,467 04/04/2025 112.70 140 Ordinary 140 07/04/2025 106.41 523 Ordinary 523 07/04/2025 108.40 2,790 Ordinary 2,790 07/04/2025 108.40 1,674 Ordinary 1,674 07/04/2025 108.40 344 Ordinary 344 07/04/2025 108.40 1,032 Ordinary 1,032 07/04/2025 108.40 -802 Ordinary -802 07/04/2025 108.40 -2,524 Ordinary -2,524 07/04/2025 108.20 -12,371 Ordinary -12,371 07/04/2025 108.40 -664 Ordinary -664 07/04/2025 108.40 -1,325 Ordinary -1,325 07/04/2025 108.40 1,325 Ordinary 1,325 07/04/2025 108.40 286 Ordinary 286 07/04/2025 n/a 14,730 Ordinary 14,730 07/04/2025 n/a 170,000 Ordinary 170,000 07/04/2025 n/a -1,348 Ordinary -1,348 07/04/2025 n/a 151 Ordinary 151 07/04/2025 n/a -151 Ordinary -151 07/04/2025 n/a 1,536 Ordinary 1,536 07/04/2025 n/a -12,562 Ordinary -12,562 07/04/2025 n/a 825 Ordinary 825 07/04/2025 n/a 1,091 Ordinary 1,091 07/04/2025 n/a 2,474 Ordinary 2,474 07/04/2025 n/a 106,483 Ordinary 106,483 07/04/2025 n/a 33,201 Ordinary 33,201 07/04/2025 n/a 3,373 Ordinary 3,373 07/04/2025 n/a 4,391 Ordinary 4,391 07/04/2025 n/a 2,577 Ordinary 2,577 07/04/2025 n/a 27,100 Ordinary 27,100 07/04/2025 n/a 5,858 Ordinary 5,858 Collateral received Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Lend - for stock lend Transfer out Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED SSGA FUNDS MANAGEMENT, INC. Collateral received Lend - for stock lend Transfer out

604 Page 27 19-Jan-2026 07/04/2025 n/a 729 Ordinary 729 07/04/2025 n/a 21,040 Ordinary 21,040 07/04/2025 n/a 191 Ordinary 191 07/04/2025 n/a 434 Ordinary 434 07/04/2025 n/a 27,849 Ordinary 27,849 07/04/2025 n/a 24 Ordinary 24 07/04/2025 n/a 273 Ordinary 273 07/04/2025 n/a -833 Ordinary -833 07/04/2025 n/a -137,562 Ordinary -137,562 07/04/2025 108.40 -612 Ordinary -612 07/04/2025 112.70 -24,772 Ordinary -24,772 07/04/2025 108.40 664 Ordinary 664 07/04/2025 108.40 2,524 Ordinary 2,524 08/04/2025 109.48 -16,881 Ordinary -16,881 08/04/2025 n/a 646,600 Ordinary 646,600 08/04/2025 n/a 191,000 Ordinary 191,000 08/04/2025 n/a -1,264 Ordinary -1,264 08/04/2025 n/a 872 Ordinary 872 08/04/2025 n/a 8,501 Ordinary 8,501 08/04/2025 n/a -7,747 Ordinary -7,747 08/04/2025 n/a 161 Ordinary 161 08/04/2025 n/a 205 Ordinary 205 08/04/2025 n/a -610 Ordinary -610 08/04/2025 n/a -581 Ordinary -581 08/04/2025 n/a -11,614 Ordinary -11,614 08/04/2025 n/a -229 Ordinary -229 08/04/2025 n/a -40 Ordinary -40 08/04/2025 n/a 2,455 Ordinary 2,455 08/04/2025 n/a 1,330 Ordinary 1,330 08/04/2025 n/a -1,033 Ordinary -1,033 08/04/2025 n/a 105 Ordinary 105 08/04/2025 n/a 252 Ordinary 252 08/04/2025 n/a 629 Ordinary 629 08/04/2025 n/a 323 Ordinary 323 08/04/2025 n/a 108 Ordinary 108 08/04/2025 n/a 788 Ordinary 788 08/04/2025 n/a 32,604 Ordinary 32,604 08/04/2025 n/a 4,263 Ordinary 4,263 08/04/2025 n/a 10,997 Ordinary 10,997 08/04/2025 n/a 1,005 Ordinary 1,005 08/04/2025 n/a 1,440 Ordinary 1,440 08/04/2025 n/a 1,413 Ordinary 1,413 STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Collateral received Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC.

604 Page 28 19-Jan-2026 08/04/2025 n/a 8,209 Ordinary 8,209 08/04/2025 n/a 604 Ordinary 604 08/04/2025 n/a 227 Ordinary 227 08/04/2025 n/a 6,076 Ordinary 6,076 08/04/2025 n/a 56 Ordinary 56 08/04/2025 n/a 206 Ordinary 206 08/04/2025 n/a 8,639 Ordinary 8,639 08/04/2025 n/a 7 Ordinary 7 08/04/2025 n/a 83 Ordinary 83 08/04/2025 109.48 -241 Ordinary -241 08/04/2025 109.48 60 Ordinary 60 08/04/2025 109.48 92 Ordinary 92 08/04/2025 109.48 -1,752 Ordinary -1,752 08/04/2025 108.50 964 Ordinary 964 08/04/2025 109.48 196 Ordinary 196 08/04/2025 109.48 71 Ordinary 71 08/04/2025 109.48 -138 Ordinary -138 08/04/2025 109.48 -207 Ordinary -207 08/04/2025 108.50 26 Ordinary 26 09/04/2025 105.08 653 Ordinary 653 09/04/2025 105.25 -2,897 Ordinary -2,897 09/04/2025 103.99 837 Ordinary 837 09/04/2025 103.99 279 Ordinary 279 09/04/2025 105.25 -192 Ordinary -192 09/04/2025 n/a -76,008 Ordinary -76,008 09/04/2025 n/a 56,788 Ordinary 56,788 09/04/2025 n/a 10,519 Ordinary 10,519 09/04/2025 n/a 27,885 Ordinary 27,885 09/04/2025 n/a -4,057 Ordinary -4,057 09/04/2025 n/a -3,270 Ordinary -3,270 09/04/2025 n/a -228,966 Ordinary -228,966 09/04/2025 n/a -3,666 Ordinary -3,666 09/04/2025 n/a -24,591 Ordinary -24,591 09/04/2025 n/a -33,360 Ordinary -33,360 09/04/2025 n/a -3,294 Ordinary -3,294 09/04/2025 n/a 33,360 Ordinary 33,360 09/04/2025 n/a 72,425 Ordinary 72,425 09/04/2025 n/a 31 Ordinary 31 09/04/2025 n/a 35 Ordinary 35 09/04/2025 n/a 126 Ordinary 126 09/04/2025 n/a 4,746 Ordinary 4,746 Collateral received Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Transfer in Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Transfer out Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend

604 Page 29 19-Jan-2026 09/04/2025 n/a 1,296 Ordinary 1,296 09/04/2025 n/a 773 Ordinary 773 09/04/2025 n/a 221 Ordinary 221 09/04/2025 n/a -629 Ordinary -629 09/04/2025 n/a -108 Ordinary -108 09/04/2025 n/a -4,263 Ordinary -4,263 09/04/2025 n/a 75 Ordinary 75 09/04/2025 n/a 1,006 Ordinary 1,006 09/04/2025 n/a 175 Ordinary 175 09/04/2025 n/a 28 Ordinary 28 09/04/2025 n/a 558 Ordinary 558 09/04/2025 n/a 6 Ordinary 6 09/04/2025 n/a 41 Ordinary 41 09/04/2025 n/a 906 Ordinary 906 09/04/2025 n/a 10 Ordinary 10 09/04/2025 103.99 200 Ordinary 200 09/04/2025 103.99 5,077 Ordinary 5,077 09/04/2025 103.99 165 Ordinary 165 09/04/2025 103.99 723 Ordinary 723 09/04/2025 103.99 188 Ordinary 188 09/04/2025 105.25 -3,467 Ordinary -3,467 09/04/2025 103.99 8 Ordinary 8 09/04/2025 105.25 -920 Ordinary -920 09/04/2025 103.99 186 Ordinary 186 09/04/2025 103.99 392 Ordinary 392 09/04/2025 103.99 98 Ordinary 98 09/04/2025 103.99 284 Ordinary 284 09/04/2025 103.99 -588 Ordinary -588 09/04/2025 103.99 -416 Ordinary -416 10/04/2025 110.59 -1,216 Ordinary -1,216 10/04/2025 110.59 1,953 Ordinary 1,953 10/04/2025 110.59 1,116 Ordinary 1,116 10/04/2025 110.59 802 Ordinary 802 10/04/2025 110.59 542 Ordinary 542 10/04/2025 n/a -304,396 Ordinary -304,396 10/04/2025 n/a 16,868 Ordinary 16,868 10/04/2025 n/a 87,128 Ordinary 87,128 10/04/2025 n/a -592 Ordinary -592 10/04/2025 n/a -1,680 Ordinary -1,680 10/04/2025 n/a -124,137 Ordinary -124,137 10/04/2025 n/a -84,861 Ordinary -84,861 SSGA FUNDS MANAGEMENT, INC. STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS ASIA LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Collateral received Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Transfer in Transfer out Collateral received Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED SSGA FUNDS MANAGEMENT, INC. Transfer in Transfer out Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS ASIA LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Transfer in Lend - for stock lend Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Transfer in Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY

604 Page 30 19-Jan-2026 10/04/2025 n/a 12,193 Ordinary 12,193 10/04/2025 n/a 4,042 Ordinary 4,042 10/04/2025 n/a -53 Ordinary -53 10/04/2025 n/a -20,436 Ordinary -20,436 10/04/2025 n/a 916 Ordinary 916 10/04/2025 n/a 9,924 Ordinary 9,924 10/04/2025 n/a 2,652 Ordinary 2,652 10/04/2025 n/a -6,165 Ordinary -6,165 10/04/2025 n/a 1,680 Ordinary 1,680 10/04/2025 n/a 300 Ordinary 300 10/04/2025 n/a -300 Ordinary -300 10/04/2025 n/a -245 Ordinary -245 10/04/2025 n/a -319 Ordinary -319 10/04/2025 n/a -655 Ordinary -655 10/04/2025 n/a -30,532 Ordinary -30,532 10/04/2025 n/a -9,116 Ordinary -9,116 10/04/2025 n/a -1,134 Ordinary -1,134 10/04/2025 n/a -1,327 Ordinary -1,327 10/04/2025 n/a -890 Ordinary -890 10/04/2025 n/a -8,043 Ordinary -8,043 10/04/2025 n/a -1,469 Ordinary -1,469 10/04/2025 n/a -215 Ordinary -215 10/04/2025 n/a -5,712 Ordinary -5,712 10/04/2025 n/a -50 Ordinary -50 10/04/2025 n/a -115 Ordinary -115 10/04/2025 n/a -8,019 Ordinary -8,019 10/04/2025 n/a -7 Ordinary -7 10/04/2025 n/a -81 Ordinary -81 10/04/2025 110.59 315 Ordinary 315 10/04/2025 111.20 279 Ordinary 279 10/04/2025 110.59 98 Ordinary 98 10/04/2025 110.59 69 Ordinary 69 11/04/2025 109.10 137 Ordinary 137 11/04/2025 109.29 1,116 Ordinary 1,116 11/04/2025 109.29 344 Ordinary 344 11/04/2025 109.29 1,347 Ordinary 1,347 11/04/2025 n/a -8,218 Ordinary -8,218 11/04/2025 n/a -125 Ordinary -125 11/04/2025 n/a -518 Ordinary -518 11/04/2025 n/a 2,681 Ordinary 2,681 11/04/2025 n/a 208,114 Ordinary 208,114 Transfer in Collateral received Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Collateral received STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, LTD. STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in

604 Page 31 19-Jan-2026 11/04/2025 n/a -3,276 Ordinary -3,276 11/04/2025 n/a -48,477 Ordinary -48,477 11/04/2025 n/a -18,946 Ordinary -18,946 11/04/2025 n/a 125 Ordinary 125 11/04/2025 n/a -12,165 Ordinary -12,165 11/04/2025 n/a -25,693 Ordinary -25,693 11/04/2025 n/a 346 Ordinary 346 11/04/2025 n/a -480 Ordinary -480 11/04/2025 n/a 1,600 Ordinary 1,600 11/04/2025 n/a -12,572 Ordinary -12,572 11/04/2025 n/a 94 Ordinary 94 11/04/2025 n/a -863 Ordinary -863 11/04/2025 n/a -1,130 Ordinary -1,130 11/04/2025 n/a -2,734 Ordinary -2,734 11/04/2025 n/a -113,301 Ordinary -113,301 11/04/2025 n/a -36,378 Ordinary -36,378 11/04/2025 n/a -4,017 Ordinary -4,017 11/04/2025 n/a -4,725 Ordinary -4,725 11/04/2025 n/a -3,175 Ordinary -3,175 11/04/2025 n/a -28,272 Ordinary -28,272 11/04/2025 n/a -5,168 Ordinary -5,168 11/04/2025 n/a -768 Ordinary -768 11/04/2025 n/a -21,961 Ordinary -21,961 11/04/2025 n/a -204 Ordinary -204 11/04/2025 n/a -566 Ordinary -566 11/04/2025 n/a -29,375 Ordinary -29,375 11/04/2025 n/a -24 Ordinary -24 11/04/2025 n/a -285 Ordinary -285 11/04/2025 n/a 12,160 Ordinary 12,160 11/04/2025 n/a 2,294 Ordinary 2,294 11/04/2025 n/a 400 Ordinary 400 11/04/2025 n/a 244 Ordinary 244 11/04/2025 n/a 124,936 Ordinary 124,936 11/04/2025 n/a 78,546 Ordinary 78,546 11/04/2025 n/a 1,229 Ordinary 1,229 11/04/2025 109.29 1,962 Ordinary 1,962 11/04/2025 109.29 196 Ordinary 196 11/04/2025 109.29 213 Ordinary 213 11/04/2025 109.29 115 Ordinary 115 11/04/2025 109.29 184 Ordinary 184 14/04/2025 110.85 344 Ordinary 344 14/04/2025 n/a 81,000 Ordinary 81,000 SSGA FUNDS MANAGEMENT, INC. Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in Collateral received Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY

604 Page 32 19-Jan-2026 14/04/2025 n/a 32,505 Ordinary 32,505 14/04/2025 n/a 345,000 Ordinary 345,000 14/04/2025 n/a -197,230 Ordinary -197,230 14/04/2025 n/a -161,533 Ordinary -161,533 14/04/2025 n/a -4,877 Ordinary -4,877 14/04/2025 n/a 76,784 Ordinary 76,784 14/04/2025 n/a 480 Ordinary 480 14/04/2025 n/a -7,018 Ordinary -7,018 14/04/2025 n/a 990 Ordinary 990 14/04/2025 n/a -39,828 Ordinary -39,828 14/04/2025 n/a 39,828 Ordinary 39,828 14/04/2025 n/a -400 Ordinary -400 14/04/2025 n/a -244 Ordinary -244 14/04/2025 n/a -124,936 Ordinary -124,936 14/04/2025 n/a -1,229 Ordinary -1,229 14/04/2025 n/a -11,259 Ordinary -11,259 14/04/2025 n/a 2 Ordinary 2 14/04/2025 n/a -2,121 Ordinary -2,121 14/04/2025 n/a -72,515 Ordinary -72,515 14/04/2025 110.85 -3,064 Ordinary -3,064 14/04/2025 110.85 -3,372 Ordinary -3,372 14/04/2025 110.91 -2,861 Ordinary -2,861 14/04/2025 110.85 213 Ordinary 213 14/04/2025 110.85 71 Ordinary 71 14/04/2025 110.85 69 Ordinary 69 14/04/2025 110.85 138 Ordinary 138 14/04/2025 110.85 253 Ordinary 253 14/04/2025 110.85 201,895 Ordinary 201,895 14/04/2025 110.85 -1,015 Ordinary -1,015 14/04/2025 110.85 3,064 Ordinary 3,064 14/04/2025 110.85 1,015 Ordinary 1,015 15/04/2025 111.40 2,247 Ordinary 2,247 15/04/2025 111.40 -129 Ordinary -129 15/04/2025 111.40 1,458 Ordinary 1,458 15/04/2025 n/a -392,729 Ordinary -392,729 15/04/2025 n/a -10 Ordinary -10 15/04/2025 n/a 384 Ordinary 384 15/04/2025 n/a 27,642 Ordinary 27,642 15/04/2025 n/a -6,785 Ordinary -6,785 15/04/2025 n/a -902 Ordinary -902 15/04/2025 n/a -2 Ordinary -2 Collateral received Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in Lend - for stock lend Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY

604 Page 33 19-Jan-2026 15/04/2025 n/a -173 Ordinary -173 15/04/2025 n/a -6,031 Ordinary -6,031 15/04/2025 111.40 -642 Ordinary -642 15/04/2025 n/a -398 Ordinary -398 15/04/2025 111.40 -1,458 Ordinary -1,458 15/04/2025 111.40 -368 Ordinary -368 15/04/2025 111.40 -3,314 Ordinary -3,314 15/04/2025 111.40 -3,460 Ordinary -3,460 15/04/2025 111.40 368 Ordinary 368 15/04/2025 111.40 3,460 Ordinary 3,460 16/04/2025 110.01 -222 Ordinary -222 16/04/2025 108.37 2,790 Ordinary 2,790 16/04/2025 n/a 56,158 Ordinary 56,158 16/04/2025 n/a -1,460 Ordinary -1,460 16/04/2025 n/a -798 Ordinary -798 16/04/2025 n/a -8 Ordinary -8 16/04/2025 n/a -3,809 Ordinary -3,809 16/04/2025 n/a 3,809 Ordinary 3,809 16/04/2025 109.01 -14,369 Ordinary -14,369 16/04/2025 108.37 4 Ordinary 4 16/04/2025 108.37 98 Ordinary 98 17/04/2025 112.20 1,770 Ordinary 1,770 17/04/2025 111.54 548 Ordinary 548 17/04/2025 111.54 137 Ordinary 137 17/04/2025 112.24 743 Ordinary 743 17/04/2025 111.32 90 Ordinary 90 17/04/2025 n/a 1,864 Ordinary 1,864 17/04/2025 n/a -116,228 Ordinary -116,228 17/04/2025 n/a -8 Ordinary -8 17/04/2025 n/a 134 Ordinary 134 17/04/2025 n/a -134 Ordinary -134 17/04/2025 109.75 384 Ordinary 384 17/04/2025 112.21 435 Ordinary 435 17/04/2025 112.24 22 Ordinary 22 17/04/2025 112.40 70 Ordinary 70 17/04/2025 112.30 596 Ordinary 596 17/04/2025 111.54 115 Ordinary 115 17/04/2025 111.54 -2,632 Ordinary -2,632 17/04/2025 109.75 -480 Ordinary -480 17/04/2025 111.54 2,632 Ordinary 2,632 18/04/2025 n/a -11,254 Ordinary -11,254 Transfer in STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Transfer in Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Transfer in Transfer in Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Transfer in Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY

604 Page 34 19-Jan-2026 18/04/2025 n/a 11,254 Ordinary 11,254 18/04/2025 n/a -5,528 Ordinary -5,528 18/04/2025 n/a 5,528 Ordinary 5,528 22/04/2025 n/a -2,339 Ordinary -2,339 22/04/2025 n/a 4 Ordinary 4 22/04/2025 n/a 2,335 Ordinary 2,335 22/04/2025 n/a 94,401 Ordinary 94,401 22/04/2025 n/a 2,429 Ordinary 2,429 22/04/2025 n/a 61,913 Ordinary 61,913 22/04/2025 n/a -2,882 Ordinary -2,882 22/04/2025 n/a -6 Ordinary -6 22/04/2025 n/a 6,246 Ordinary 6,246 22/04/2025 n/a -384 Ordinary -384 22/04/2025 n/a -97,897 Ordinary -97,897 22/04/2025 n/a -70 Ordinary -70 22/04/2025 n/a 70 Ordinary 70 22/04/2025 111.62 9,592 Ordinary 9,592 22/04/2025 111.64 4,813 Ordinary 4,813 22/04/2025 110.60 -2,462 Ordinary -2,462 22/04/2025 111.62 545 Ordinary 545 22/04/2025 111.62 208 Ordinary 208 22/04/2025 111.62 213 Ordinary 213 22/04/2025 111.62 115 Ordinary 115 22/04/2025 111.62 161 Ordinary 161 22/04/2025 111.67 4,837 Ordinary 4,837 23/04/2025 113.83 562 Ordinary 562 23/04/2025 113.83 302 Ordinary 302 23/04/2025 113.83 279 Ordinary 279 23/04/2025 113.83 343 Ordinary 343 23/04/2025 113.83 343 Ordinary 343 23/04/2025 113.83 -1,256 Ordinary -1,256 23/04/2025 n/a 98,000 Ordinary 98,000 23/04/2025 n/a 3,037 Ordinary 3,037 23/04/2025 n/a -2,017 Ordinary -2,017 23/04/2025 n/a 6 Ordinary 6 23/04/2025 n/a 384 Ordinary 384 23/04/2025 n/a 23,556 Ordinary 23,556 23/04/2025 n/a 12,688 Ordinary 12,688 23/04/2025 n/a 22,717 Ordinary 22,717 23/04/2025 n/a 4,116 Ordinary 4,116 23/04/2025 n/a 2,001 Ordinary 2,001 STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Transfer in Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Transfer out Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED SSGA FUNDS MANAGEMENT, INC. Transfer in Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Lend - for stock lend Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY

604 Page 35 19-Jan-2026 23/04/2025 n/a -10,806 Ordinary -10,806 23/04/2025 n/a 392 Ordinary 392 23/04/2025 n/a 109 Ordinary 109 23/04/2025 n/a 1,632 Ordinary 1,632 23/04/2025 n/a 190 Ordinary 190 23/04/2025 n/a 518 Ordinary 518 23/04/2025 n/a -6,520 Ordinary -6,520 23/04/2025 n/a 2,382 Ordinary 2,382 23/04/2025 n/a 361 Ordinary 361 23/04/2025 n/a 10,806 Ordinary 10,806 23/04/2025 n/a -18,251 Ordinary -18,251 23/04/2025 n/a 550 Ordinary 550 23/04/2025 n/a 336 Ordinary 336 23/04/2025 n/a 172,320 Ordinary 172,320 23/04/2025 n/a 1,693 Ordinary 1,693 23/04/2025 113.83 -304 Ordinary -304 23/04/2025 113.83 2,398 Ordinary 2,398 23/04/2025 113.83 -2,141 Ordinary -2,141 23/04/2025 113.83 -29 Ordinary -29 23/04/2025 113.83 92 Ordinary 92 23/04/2025 113.83 -2,591 Ordinary -2,591 23/04/2025 113.83 1,256 Ordinary 1,256 23/04/2025 113.83 2,591 Ordinary 2,591 24/04/2025 114.92 -10,748 Ordinary -10,748 24/04/2025 114.92 988 Ordinary 988 24/04/2025 n/a 6,000 Ordinary 6,000 24/04/2025 n/a -255,651 Ordinary -255,651 24/04/2025 n/a -270,772 Ordinary -270,772 24/04/2025 n/a 5,223 Ordinary 5,223 24/04/2025 n/a -1 Ordinary -1 24/04/2025 n/a -6,097 Ordinary -6,097 24/04/2025 n/a 114 Ordinary 114 24/04/2025 n/a -215 Ordinary -215 24/04/2025 n/a 8,985 Ordinary 8,985 24/04/2025 n/a -114 Ordinary -114 24/04/2025 n/a -8,770 Ordinary -8,770 24/04/2025 n/a 874 Ordinary 874 24/04/2025 n/a 5,009 Ordinary 5,009 24/04/2025 n/a -5,009 Ordinary -5,009 24/04/2025 n/a 397 Ordinary 397 24/04/2025 n/a 240 Ordinary 240 24/04/2025 n/a 122,312 Ordinary 122,312 Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY

604 Page 36 19-Jan-2026 24/04/2025 n/a 1,215 Ordinary 1,215 24/04/2025 114.70 -15 Ordinary -15 24/04/2025 114.92 353 Ordinary 353 24/04/2025 114.92 69 Ordinary 69 24/04/2025 114.92 184 Ordinary 184 24/04/2025 114.92 52 Ordinary 52 25/04/2025 n/a 19,773 Ordinary 19,773 25/04/2025 n/a 6 Ordinary 6 25/04/2025 n/a 2 Ordinary 2 25/04/2025 n/a -22 Ordinary -22 25/04/2025 n/a 14 Ordinary 14 25/04/2025 114.92 -3,052 Ordinary -3,052 25/04/2025 114.92 1,620 Ordinary 1,620 25/04/2025 n/a -11,254 Ordinary -11,254 28/04/2025 115.46 -409 Ordinary -409 28/04/2025 115.00 324 Ordinary 324 28/04/2025 115.44 -3,564 Ordinary -3,564 28/04/2025 115.00 343 Ordinary 343 28/04/2025 115.46 494 Ordinary 494 28/04/2025 115.00 -500 Ordinary -500 28/04/2025 n/a 6,975 Ordinary 6,975 28/04/2025 n/a 9,449 Ordinary 9,449 28/04/2025 n/a 29,000 Ordinary 29,000 28/04/2025 n/a -5 Ordinary -5 28/04/2025 n/a -6,246 Ordinary -6,246 28/04/2025 n/a 1,479 Ordinary 1,479 28/04/2025 n/a -25,839 Ordinary -25,839 28/04/2025 n/a -541 Ordinary -541 28/04/2025 n/a 541 Ordinary 541 28/04/2025 n/a -953 Ordinary -953 28/04/2025 n/a -578 Ordinary -578 28/04/2025 n/a -294,609 Ordinary -294,609 28/04/2025 n/a -2,922 Ordinary -2,922 28/04/2025 115.00 -594 Ordinary -594 28/04/2025 115.00 327 Ordinary 327 28/04/2025 115.46 -1,929 Ordinary -1,929 28/04/2025 115.00 500 Ordinary 500 28/04/2025 115.00 594 Ordinary 594 29/04/2025 116.56 -10,860 Ordinary -10,860 29/04/2025 116.56 -370 Ordinary -370 29/04/2025 116.56 216 Ordinary 216 STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Collateral received Transfer in Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Transfer out Collateral received Lend - for stock lend Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Lend - for stock lend Transfer out Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED

604 Page 37 19-Jan-2026 29/04/2025 116.56 6,138 Ordinary 6,138 29/04/2025 116.56 435 Ordinary 435 29/04/2025 116.56 -434 Ordinary -434 29/04/2025 116.56 -324 Ordinary -324 29/04/2025 n/a 4,572 Ordinary 4,572 29/04/2025 n/a 189,232 Ordinary 189,232 29/04/2025 n/a -10,797 Ordinary -10,797 29/04/2025 n/a 7,880 Ordinary 7,880 29/04/2025 n/a 169,527 Ordinary 169,527 29/04/2025 n/a 15,902 Ordinary 15,902 29/04/2025 n/a 775 Ordinary 775 29/04/2025 n/a 6,252 Ordinary 6,252 29/04/2025 n/a 1,004 Ordinary 1,004 29/04/2025 n/a 20,804 Ordinary 20,804 29/04/2025 n/a 4,611 Ordinary 4,611 29/04/2025 n/a 1,003 Ordinary 1,003 29/04/2025 n/a 4,461 Ordinary 4,461 29/04/2025 n/a 521 Ordinary 521 29/04/2025 n/a 437 Ordinary 437 29/04/2025 n/a 126 Ordinary 126 29/04/2025 116.56 324 Ordinary 324 29/04/2025 116.56 2,586 Ordinary 2,586 29/04/2025 115.05 152 Ordinary 152 29/04/2025 n/a 11,254 Ordinary 11,254 29/04/2025 n/a 47,934 Ordinary 47,934 29/04/2025 116.56 218 Ordinary 218 29/04/2025 116.56 327 Ordinary 327 29/04/2025 116.56 142 Ordinary 142 29/04/2025 116.56 434 Ordinary 434 29/04/2025 116.56 -1,531 Ordinary -1,531 30/04/2025 116.89 21,926 Ordinary 21,926 30/04/2025 117.10 -1,373 Ordinary -1,373 30/04/2025 117.10 -1,008 Ordinary -1,008 30/04/2025 117.10 -657 Ordinary -657 30/04/2025 117.10 -1,521 Ordinary -1,521 30/04/2025 117.10 -3,697 Ordinary -3,697 30/04/2025 n/a 14,851 Ordinary 14,851 30/04/2025 n/a -92,000 Ordinary -92,000 30/04/2025 n/a -68 Ordinary -68 30/04/2025 n/a -13,688 Ordinary -13,688 30/04/2025 n/a 2,832 Ordinary 2,832 STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Transfer in Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Transfer in Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, LTD. Transfer in Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Lend - for stock lend Transfer in Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend

604 Page 38 19-Jan-2026 30/04/2025 n/a -6,162 Ordinary -6,162 30/04/2025 n/a 5,183 Ordinary 5,183 30/04/2025 n/a -23,534 Ordinary -23,534 30/04/2025 n/a -7,586 Ordinary -7,586 30/04/2025 n/a 307 Ordinary 307 30/04/2025 n/a -89,349 Ordinary -89,349 30/04/2025 n/a -255 Ordinary -255 30/04/2025 n/a -157 Ordinary -157 30/04/2025 n/a 255 Ordinary 255 30/04/2025 n/a 1,556 Ordinary 1,556 30/04/2025 n/a -26,533 Ordinary -26,533 30/04/2025 n/a -28,046 Ordinary -28,046 30/04/2025 n/a -1,812 Ordinary -1,812 30/04/2025 117.10 -551 Ordinary -551 30/04/2025 117.10 -347 Ordinary -347 30/04/2025 117.10 347 Ordinary 347 30/04/2025 117.10 146 Ordinary 146 30/04/2025 117.10 7,284 Ordinary 7,284 30/04/2025 117.10 1,521 Ordinary 1,521 30/04/2025 117.10 657 Ordinary 657 30/04/2025 117.10 551 Ordinary 551 01/05/2025 115.00 509 Ordinary 509 01/05/2025 115.00 -197 Ordinary -197 01/05/2025 n/a -4,607 Ordinary -4,607 01/05/2025 n/a 6,258 Ordinary 6,258 01/05/2025 n/a 13,688 Ordinary 13,688 01/05/2025 n/a -14,848 Ordinary -14,848 01/05/2025 n/a -569 Ordinary -569 01/05/2025 n/a 311 Ordinary 311 01/05/2025 n/a -9,617 Ordinary -9,617 01/05/2025 n/a 849 Ordinary 849 01/05/2025 115.90 2,528 Ordinary 2,528 02/05/2025 115.10 13,962 Ordinary 13,962 02/05/2025 116.66 3,263 Ordinary 3,263 02/05/2025 115.10 153 Ordinary 153 02/05/2025 n/a -9,449 Ordinary -9,449 02/05/2025 n/a 1,914 Ordinary 1,914 02/05/2025 n/a 29,000 Ordinary 29,000 02/05/2025 n/a -1,863 Ordinary -1,863 02/05/2025 n/a -13,222 Ordinary -13,222 02/05/2025 116.66 -2,689 Ordinary -2,689 STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Transfer in STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Lend - for stock lend Transfer out Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Lend - for stock lend Transfer in

604 Page 39 19-Jan-2026 02/05/2025 116.66 2,700 Ordinary 2,700 02/05/2025 n/a -11,254 Ordinary -11,254 02/05/2025 n/a 11,254 Ordinary 11,254 02/05/2025 n/a -5,528 Ordinary -5,528 02/05/2025 n/a 5,528 Ordinary 5,528 02/05/2025 n/a -47,934 Ordinary -47,934 02/05/2025 n/a 47,934 Ordinary 47,934 02/05/2025 116.66 218 Ordinary 218 02/05/2025 116.66 115 Ordinary 115 02/05/2025 115.10 2,581 Ordinary 2,581 05/05/2025 115.59 -2,790 Ordinary -2,790 05/05/2025 115.59 803 Ordinary 803 05/05/2025 115.59 435 Ordinary 435 05/05/2025 115.59 486 Ordinary 486 05/05/2025 n/a -1,723 Ordinary -1,723 05/05/2025 n/a 10,834 Ordinary 10,834 05/05/2025 n/a -35,000 Ordinary -35,000 05/05/2025 n/a 142 Ordinary 142 05/05/2025 n/a -691,111 Ordinary -691,111 05/05/2025 n/a -326 Ordinary -326 05/05/2025 n/a 20,659 Ordinary 20,659 05/05/2025 n/a -4,829 Ordinary -4,829 05/05/2025 n/a -12,781 Ordinary -12,781 05/05/2025 n/a -142 Ordinary -142 05/05/2025 n/a -108,871 Ordinary -108,871 05/05/2025 116.38 -3,797 Ordinary -3,797 05/05/2025 115.59 1,620 Ordinary 1,620 05/05/2025 115.59 12 Ordinary 12 05/05/2025 115.59 3,269 Ordinary 3,269 06/05/2025 115.26 -123 Ordinary -123 06/05/2025 115.26 -372 Ordinary -372 06/05/2025 115.26 -141 Ordinary -141 06/05/2025 115.26 605 Ordinary 605 06/05/2025 115.26 -316 Ordinary -316 06/05/2025 115.26 906 Ordinary 906 06/05/2025 n/a 41,949 Ordinary 41,949 06/05/2025 n/a -6,252 Ordinary -6,252 06/05/2025 n/a -694 Ordinary -694 06/05/2025 n/a -234,673 Ordinary -234,673 06/05/2025 n/a -10,276 Ordinary -10,276 06/05/2025 n/a -29,000 Ordinary -29,000 STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Lend - for stock lend Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out Lend - for stock lend Transfer in Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Transfer in Lend - for stock lend Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY

604 Page 40 19-Jan-2026 06/05/2025 n/a -775 Ordinary -775 06/05/2025 n/a -2,648 Ordinary -2,648 06/05/2025 n/a -20,804 Ordinary -20,804 06/05/2025 n/a -521 Ordinary -521 06/05/2025 n/a -437 Ordinary -437 06/05/2025 n/a -4,572 Ordinary -4,572 06/05/2025 n/a -189,232 Ordinary -189,232 06/05/2025 n/a -7,880 Ordinary -7,880 06/05/2025 n/a -169,527 Ordinary -169,527 06/05/2025 115.26 2,880 Ordinary 2,880 06/05/2025 115.26 12 Ordinary 12 06/05/2025 115.26 372 Ordinary 372 06/05/2025 115.26 5,041 Ordinary 5,041 06/05/2025 115.26 -186 Ordinary -186 06/05/2025 115.26 316 Ordinary 316 06/05/2025 115.26 1,532 Ordinary 1,532 07/05/2025 116.19 211 Ordinary 211 07/05/2025 116.19 242 Ordinary 242 07/05/2025 115.93 -367 Ordinary -367 07/05/2025 n/a -7,351 Ordinary -7,351 07/05/2025 n/a 71,361 Ordinary 71,361 07/05/2025 n/a -8,214 Ordinary -8,214 07/05/2025 n/a -59,891 Ordinary -59,891 07/05/2025 n/a 2,891 Ordinary 2,891 07/05/2025 n/a 20,000 Ordinary 20,000 07/05/2025 n/a 60,442 Ordinary 60,442 07/05/2025 n/a -38,044 Ordinary -38,044 07/05/2025 115.93 -1,332 Ordinary -1,332 07/05/2025 n/a -3,438 Ordinary -3,438 07/05/2025 n/a -595 Ordinary -595 07/05/2025 115.97 229 Ordinary 229 07/05/2025 115.93 218 Ordinary 218 07/05/2025 115.93 71 Ordinary 71 07/05/2025 115.93 284 Ordinary 284 07/05/2025 115.93 115 Ordinary 115 07/05/2025 115.93 78 Ordinary 78 07/05/2025 115.97 29 Ordinary 29 07/05/2025 115.93 367 Ordinary 367 07/05/2025 115.93 1,332 Ordinary 1,332 08/05/2025 116.08 -725 Ordinary -725 08/05/2025 116.08 -3,794 Ordinary -3,794 08/05/2025 116.08 -5,421 Ordinary -5,421 STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED Transfer in Lend - for stock lend Transfer in SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Transfer in Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, LTD. Transfer in Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Transfer in Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS LIMITED Transfer out Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend Transfer in Transfer out STATE STREET BANK AND TRUST COMPANY

604 Page 41 19-Jan-2026 08/05/2025 116.08 2,019 Ordinary 2,019 08/05/2025 116.08 16,095 Ordinary 16,095 08/05/2025 115.93 131 Ordinary 131 08/05/2025 116.08 725 Ordinary 725 08/05/2025 n/a 53,424 Ordinary 53,424 08/05/2025 n/a 68 Ordinary 68 08/05/2025 n/a -1,216 Ordinary -1,216 08/05/2025 n/a 50,765 Ordinary 50,765 08/05/2025 n/a -50,840 Ordinary -50,840 08/05/2025 n/a 686 Ordinary 686 08/05/2025 n/a 1,532 Ordinary 1,532 08/05/2025 n/a -33,880 Ordinary -33,880 08/05/2025 n/a -5,150 Ordinary -5,150 08/05/2025 n/a 469 Ordinary 469 08/05/2025 n/a 1,812 Ordinary 1,812 08/05/2025 n/a -2,001 Ordinary -2,001 08/05/2025 115.93 73 Ordinary 73 08/05/2025 116.08 255 Ordinary 255 08/05/2025 116.08 436 Ordinary 436 08/05/2025 116.08 312 Ordinary 312 08/05/2025 116.08 3,794 Ordinary 3,794 09/05/2025 n/a -60,629 Ordinary -60,629 09/05/2025 n/a -333 Ordinary -333 09/05/2025 n/a -18,691 Ordinary -18,691 09/05/2025 n/a -564 Ordinary -564 09/05/2025 n/a 29 Ordinary 29 09/05/2025 n/a 893 Ordinary 893 09/05/2025 n/a 802 Ordinary 802 09/05/2025 n/a 13,546 Ordinary 13,546 09/05/2025 n/a -45,862 Ordinary -45,862 09/05/2025 n/a 58,514 Ordinary 58,514 09/05/2025 n/a -205 Ordinary -205 09/05/2025 n/a 401 Ordinary 401 09/05/2025 n/a -688 Ordinary -688 09/05/2025 n/a 31,084 Ordinary 31,084 09/05/2025 114.98 142 Ordinary 142 09/05/2025 114.98 161 Ordinary 161 09/05/2025 114.98 92 Ordinary 92 09/05/2025 114.88 2,572 Ordinary 2,572 12/05/2025 117.43 -357 Ordinary -357 12/05/2025 115.64 -2,635 Ordinary -2,635 12/05/2025 n/a 252 Ordinary 252 STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend

604 Page 42 19-Jan-2026 12/05/2025 n/a 18,000 Ordinary 18,000 12/05/2025 n/a 64,865 Ordinary 64,865 12/05/2025 n/a 8,108 Ordinary 8,108 12/05/2025 n/a -49,971 Ordinary -49,971 12/05/2025 n/a -6,997 Ordinary -6,997 12/05/2025 n/a 57,977 Ordinary 57,977 12/05/2025 n/a 5,607 Ordinary 5,607 12/05/2025 n/a 10,276 Ordinary 10,276 12/05/2025 n/a 74 Ordinary 74 12/05/2025 n/a -3,605 Ordinary -3,605 12/05/2025 n/a -5,607 Ordinary -5,607 12/05/2025 115.60 340 Ordinary 340 12/05/2025 117.35 -2,409 Ordinary -2,409 12/05/2025 117.35 -510 Ordinary -510 12/05/2025 117.35 -510 Ordinary -510 12/05/2025 115.64 -638 Ordinary -638 12/05/2025 117.35 327 Ordinary 327 12/05/2025 117.35 138 Ordinary 138 12/05/2025 117.43 -15,322 Ordinary -15,322 12/05/2025 117.43 -1,445 Ordinary -1,445 13/05/2025 119.85 -249 Ordinary -249 13/05/2025 119.85 -299 Ordinary -299 13/05/2025 119.85 -343 Ordinary -343 13/05/2025 119.85 952 Ordinary 952 13/05/2025 n/a 15,000 Ordinary 15,000 13/05/2025 n/a 92,114 Ordinary 92,114 13/05/2025 n/a -9,199 Ordinary -9,199 13/05/2025 n/a -844 Ordinary -844 13/05/2025 n/a -343 Ordinary -343 13/05/2025 n/a 343 Ordinary 343 13/05/2025 n/a -167 Ordinary -167 13/05/2025 n/a -485 Ordinary -485 13/05/2025 n/a 1,496 Ordinary 1,496 13/05/2025 119.85 -27,929 Ordinary -27,929 13/05/2025 119.85 -3,554 Ordinary -3,554 13/05/2025 119.85 -952 Ordinary -952 13/05/2025 119.85 71 Ordinary 71 13/05/2025 119.85 115 Ordinary 115 13/05/2025 119.30 -598 Ordinary -598 13/05/2025 119.85 3,554 Ordinary 3,554 14/05/2025 120.49 13,943 Ordinary 13,943 STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Transfer out Transfer in Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY

604 Page 43 19-Jan-2026 14/05/2025 120.49 344 Ordinary 344 14/05/2025 120.49 -487 Ordinary -487 14/05/2025 n/a -3,294 Ordinary -3,294 14/05/2025 n/a -526 Ordinary -526 14/05/2025 n/a -1,988 Ordinary -1,988 14/05/2025 n/a -3,431 Ordinary -3,431 14/05/2025 n/a -9,835 Ordinary -9,835 14/05/2025 n/a 3,431 Ordinary 3,431 14/05/2025 n/a -6,997 Ordinary -6,997 14/05/2025 n/a -84,660 Ordinary -84,660 14/05/2025 n/a -484 Ordinary -484 14/05/2025 n/a 484 Ordinary 484 14/05/2025 n/a -63,260 Ordinary -63,260 14/05/2025 n/a -46,272 Ordinary -46,272 14/05/2025 120.19 -632 Ordinary -632 14/05/2025 120.49 -2,894 Ordinary -2,894 14/05/2025 120.49 109 Ordinary 109 14/05/2025 120.49 412 Ordinary 412 14/05/2025 120.49 412 Ordinary 412 14/05/2025 120.49 1,127 Ordinary 1,127 14/05/2025 120.49 -1,127 Ordinary -1,127 14/05/2025 120.19 -26 Ordinary -26 14/05/2025 120.49 487 Ordinary 487 14/05/2025 120.49 2,894 Ordinary 2,894 15/05/2025 120.02 -432 Ordinary -432 15/05/2025 119.97 120 Ordinary 120 15/05/2025 120.02 344 Ordinary 344 15/05/2025 120.02 720 Ordinary 720 15/05/2025 120.02 -452 Ordinary -452 15/05/2025 n/a 916 Ordinary 916 15/05/2025 n/a -916 Ordinary -916 15/05/2025 n/a -46,409 Ordinary -46,409 15/05/2025 119.58 144 Ordinary 144 15/05/2025 119.58 50 Ordinary 50 15/05/2025 120.02 103 Ordinary 103 15/05/2025 120.02 115 Ordinary 115 15/05/2025 120.02 -1,407 Ordinary -1,407 15/05/2025 120.02 -106 Ordinary -106 15/05/2025 120.02 1,407 Ordinary 1,407 15/05/2025 120.02 452 Ordinary 452 15/05/2025 120.02 1,009 Ordinary 1,009 STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Transfer in Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS, LTD. Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Transfer out Transfer in Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Transfer in

604 Page 44 19-Jan-2026 16/05/2025 121.05 344 Ordinary 344 16/05/2025 121.05 2,408 Ordinary 2,408 16/05/2025 121.05 -1,540 Ordinary -1,540 16/05/2025 n/a 5,132 Ordinary 5,132 16/05/2025 n/a 6,404 Ordinary 6,404 16/05/2025 n/a -3,117 Ordinary -3,117 16/05/2025 n/a 3,117 Ordinary 3,117 16/05/2025 121.00 1,416 Ordinary 1,416 16/05/2025 n/a -4,722 Ordinary -4,722 16/05/2025 121.05 92 Ordinary 92 19/05/2025 119.46 228 Ordinary 228 19/05/2025 119.46 3,640 Ordinary 3,640 19/05/2025 n/a 6,908 Ordinary 6,908 19/05/2025 n/a 35 Ordinary 35 19/05/2025 n/a 28,805 Ordinary 28,805 19/05/2025 n/a -35 Ordinary -35 19/05/2025 119.46 -1,496 Ordinary -1,496 19/05/2025 119.46 545 Ordinary 545 19/05/2025 119.46 436 Ordinary 436 19/05/2025 119.46 109 Ordinary 109 19/05/2025 119.46 71 Ordinary 71 19/05/2025 119.46 299 Ordinary 299 19/05/2025 119.46 207 Ordinary 207 19/05/2025 120.00 66 Ordinary 66 19/05/2025 119.46 1,496 Ordinary 1,496 20/05/2025 119.22 18,609 Ordinary 18,609 20/05/2025 119.80 147 Ordinary 147 20/05/2025 119.22 734 Ordinary 734 20/05/2025 n/a 8,813 Ordinary 8,813 20/05/2025 n/a 7,392 Ordinary 7,392 20/05/2025 119.80 312 Ordinary 312 20/05/2025 119.22 -1,340 Ordinary -1,340 21/05/2025 119.56 987 Ordinary 987 21/05/2025 119.56 -1,526 Ordinary -1,526 21/05/2025 n/a 2,104 Ordinary 2,104 21/05/2025 n/a -1,810 Ordinary -1,810 21/05/2025 n/a 37,581 Ordinary 37,581 21/05/2025 119.56 -2,640 Ordinary -2,640 21/05/2025 119.56 312 Ordinary 312 21/05/2025 119.56 213 Ordinary 213 21/05/2025 119.56 184 Ordinary 184 Transfer out Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Transfer in Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Lend - for stock lend Transfer in Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out STATE STREET GLOBAL ADVISORS, LTD. STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Transfer out STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED SSGA FUNDS MANAGEMENT, INC. Lend - for stock lend Transfer out Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Transfer in Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED SSGA FUNDS MANAGEMENT, INC.

604 Page 45 19-Jan-2026 21/05/2025 119.56 78 Ordinary 78 21/05/2025 119.56 -239 Ordinary -239 21/05/2025 119.56 1,526 Ordinary 1,526 22/05/2025 119.36 841 Ordinary 841 22/05/2025 118.88 -344 Ordinary -344 22/05/2025 118.88 -807 Ordinary -807 22/05/2025 118.88 1,164 Ordinary 1,164 22/05/2025 n/a -56,825 Ordinary -56,825 22/05/2025 n/a -1,641 Ordinary -1,641 22/05/2025 n/a -5,172 Ordinary -5,172 22/05/2025 n/a -190 Ordinary -190 22/05/2025 n/a -469 Ordinary -469 22/05/2025 n/a -361 Ordinary -361 22/05/2025 n/a -13,190 Ordinary -13,190 22/05/2025 n/a -23,556 Ordinary -23,556 22/05/2025 n/a -20,026 Ordinary -20,026 22/05/2025 n/a -2,162 Ordinary -2,162 22/05/2025 n/a -15,815 Ordinary -15,815 22/05/2025 118.88 -3,600 Ordinary -3,600 22/05/2025 118.88 -1,164 Ordinary -1,164 22/05/2025 118.88 -1,090 Ordinary -1,090 22/05/2025 118.88 184 Ordinary 184 22/05/2025 118.88 3,600 Ordinary 3,600 23/05/2025 117.00 16,908 Ordinary 16,908 23/05/2025 117.00 1,603 Ordinary 1,603 23/05/2025 117.00 -310 Ordinary -310 23/05/2025 117.00 -1,603 Ordinary -1,603 23/05/2025 n/a 1,276 Ordinary 1,276 23/05/2025 n/a 1,738 Ordinary 1,738 23/05/2025 n/a 23 Ordinary 23 23/05/2025 n/a 15 Ordinary 15 23/05/2025 n/a 63 Ordinary 63 23/05/2025 n/a 42 Ordinary 42 23/05/2025 n/a 150 Ordinary 150 23/05/2025 n/a 2 Ordinary 2 23/05/2025 n/a 9 Ordinary 9 23/05/2025 n/a 533 Ordinary 533 23/05/2025 n/a 9 Ordinary 9 23/05/2025 n/a 39 Ordinary 39 23/05/2025 n/a 3 Ordinary 3 23/05/2025 n/a 1 Ordinary 1 STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received

604 Page 46 19-Jan-2026 23/05/2025 n/a 1 Ordinary 1 23/05/2025 117.00 110 Ordinary 110 23/05/2025 117.00 110 Ordinary 110 23/05/2025 117.00 110 Ordinary 110 23/05/2025 117.00 184 Ordinary 184 23/05/2025 117.00 310 Ordinary 310 26/05/2025 115.21 -205 Ordinary -205 26/05/2025 115.21 -2,175 Ordinary -2,175 26/05/2025 n/a 4,077 Ordinary 4,077 26/05/2025 n/a 241,953 Ordinary 241,953 26/05/2025 n/a 31,408 Ordinary 31,408 26/05/2025 n/a 23,556 Ordinary 23,556 26/05/2025 n/a -1,738 Ordinary -1,738 26/05/2025 n/a -23 Ordinary -23 26/05/2025 n/a -15 Ordinary -15 26/05/2025 n/a -63 Ordinary -63 26/05/2025 n/a -42 Ordinary -42 26/05/2025 n/a -150 Ordinary -150 26/05/2025 n/a -2 Ordinary -2 26/05/2025 n/a -9 Ordinary -9 26/05/2025 n/a -533 Ordinary -533 26/05/2025 n/a -9 Ordinary -9 26/05/2025 n/a -39 Ordinary -39 26/05/2025 n/a -3 Ordinary -3 26/05/2025 n/a -1 Ordinary -1 26/05/2025 n/a -1 Ordinary -1 27/05/2025 115.25 247 Ordinary 247 27/05/2025 115.25 -344 Ordinary -344 27/05/2025 n/a 2,489 Ordinary 2,489 27/05/2025 n/a 2,343 Ordinary 2,343 27/05/2025 n/a -10,508 Ordinary -10,508 27/05/2025 n/a 51,943 Ordinary 51,943 27/05/2025 n/a 1,723 Ordinary 1,723 27/05/2025 n/a -255 Ordinary -255 27/05/2025 n/a 61 Ordinary 61 27/05/2025 n/a 13,400 Ordinary 13,400 27/05/2025 n/a 4,984 Ordinary 4,984 27/05/2025 115.25 92 Ordinary 92 28/05/2025 114.17 6,160 Ordinary 6,160 28/05/2025 n/a -541 Ordinary -541 28/05/2025 n/a -2,659 Ordinary -2,659 Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out Lend - for stock lend Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY

604 Page 47 19-Jan-2026 28/05/2025 n/a 17 Ordinary 17 28/05/2025 n/a 11 Ordinary 11 28/05/2025 114.17 14,688 Ordinary 14,688 28/05/2025 114.17 3,901 Ordinary 3,901 28/05/2025 114.81 306 Ordinary 306 28/05/2025 114.17 194 Ordinary 194 28/05/2025 114.17 -2,196 Ordinary -2,196 28/05/2025 114.17 81 Ordinary 81 28/05/2025 114.17 -285 Ordinary -285 28/05/2025 114.17 2,196 Ordinary 2,196 29/05/2025 n/a 9,241 Ordinary 9,241 29/05/2025 n/a -15,018 Ordinary -15,018 29/05/2025 n/a 3,435 Ordinary 3,435 29/05/2025 n/a -1,706 Ordinary -1,706 29/05/2025 n/a 50,000 Ordinary 50,000 29/05/2025 n/a -1,729 Ordinary -1,729 29/05/2025 n/a -10,727 Ordinary -10,727 29/05/2025 n/a 10,727 Ordinary 10,727 29/05/2025 n/a -17 Ordinary -17 29/05/2025 n/a -11 Ordinary -11 29/05/2025 113.39 196 Ordinary 196 29/05/2025 113.39 -301 Ordinary -301 29/05/2025 113.39 -178 Ordinary -178 30/05/2025 112.66 1,140 Ordinary 1,140 30/05/2025 112.66 166 Ordinary 166 30/05/2025 112.66 215 Ordinary 215 30/05/2025 112.66 218 Ordinary 218 30/05/2025 112.66 -151 Ordinary -151 30/05/2025 112.66 383 Ordinary 383 30/05/2025 112.66 1,976 Ordinary 1,976 30/05/2025 112.66 1,077 Ordinary 1,077 30/05/2025 112.66 9,884 Ordinary 9,884 30/05/2025 112.66 400 Ordinary 400 30/05/2025 112.61 -30,370 Ordinary -30,370 30/05/2025 112.66 -1,020 Ordinary -1,020 30/05/2025 112.66 14,268 Ordinary 14,268 30/05/2025 112.66 2,898 Ordinary 2,898 30/05/2025 112.66 1,344 Ordinary 1,344 30/05/2025 112.66 -2,800 Ordinary -2,800 30/05/2025 112.66 -344 Ordinary -344 30/05/2025 112.66 -241,832 Ordinary -241,832 STATE STREET GLOBAL ADVISORS, LTD. STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend Transfer out Transfer in STATE STREET GLOBAL ADVISORS, LTD. STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, LTD. Collateral received Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. Transfer out Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Lend - for stock lend Transfer in Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Transfer in Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Transfer in Lend - for stock lend Transfer in Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out Lend - for stock lend Transfer in Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in SSGA FUNDS MANAGEMENT, INC. Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Transfer in Transfer out STATE STREET GLOBAL ADVISORS, LTD. STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Transfer in

604 Page 48 19-Jan-2026 30/05/2025 112.66 -1,077 Ordinary -1,077 30/05/2025 112.66 -117 Ordinary -117 30/05/2025 112.66 1,089 Ordinary 1,089 30/05/2025 112.66 3,663 Ordinary 3,663 30/05/2025 112.66 13 Ordinary 13 30/05/2025 112.66 1,174 Ordinary 1,174 30/05/2025 112.66 3,950 Ordinary 3,950 30/05/2025 112.66 -1,174 Ordinary -1,174 30/05/2025 112.66 -1,344 Ordinary -1,344 30/05/2025 n/a -2,489 Ordinary -2,489 30/05/2025 n/a 11,396 Ordinary 11,396 30/05/2025 n/a -2,343 Ordinary -2,343 30/05/2025 n/a 1,973 Ordinary 1,973 30/05/2025 n/a 853 Ordinary 853 30/05/2025 n/a 41,582 Ordinary 41,582 30/05/2025 n/a 1,398 Ordinary 1,398 30/05/2025 n/a 222 Ordinary 222 30/05/2025 n/a -2,711 Ordinary -2,711 30/05/2025 n/a -27,048 Ordinary -27,048 30/05/2025 n/a -23,190 Ordinary -23,190 30/05/2025 n/a -21,901 Ordinary -21,901 30/05/2025 n/a -28,754 Ordinary -28,754 30/05/2025 n/a -78,533 Ordinary -78,533 30/05/2025 n/a 588 Ordinary 588 30/05/2025 n/a 656 Ordinary 656 30/05/2025 n/a -4,646 Ordinary -4,646 30/05/2025 n/a -416 Ordinary -416 30/05/2025 n/a 5,172 Ordinary 5,172 30/05/2025 n/a -222 Ordinary -222 30/05/2025 n/a -3,642 Ordinary -3,642 30/05/2025 n/a 2,673 Ordinary 2,673 30/05/2025 n/a 17,292 Ordinary 17,292 30/05/2025 n/a -1,514 Ordinary -1,514 30/05/2025 n/a 287,277 Ordinary 287,277 30/05/2025 n/a 23,924 Ordinary 23,924 30/05/2025 n/a 77,509 Ordinary 77,509 30/05/2025 112.66 -387 Ordinary -387 30/05/2025 112.66 1,157 Ordinary 1,157 30/05/2025 112.66 2,932 Ordinary 2,932 30/05/2025 112.66 -1,089 Ordinary -1,089 30/05/2025 112.66 -1,976 Ordinary -1,976 30/05/2025 112.66 -2,898 Ordinary -2,898 Transfer outSTATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Transfer in Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY

604 Page 49 19-Jan-2026 30/05/2025 112.66 222 Ordinary 222 30/05/2025 112.66 -4,136 Ordinary -4,136 30/05/2025 112.66 -383 Ordinary -383 30/05/2025 112.66 -386 Ordinary -386 30/05/2025 112.66 -10,157 Ordinary -10,157 30/05/2025 112.66 -14,891 Ordinary -14,891 30/05/2025 112.66 -2,445 Ordinary -2,445 30/05/2025 112.66 -136 Ordinary -136 30/05/2025 112.66 -90 Ordinary -90 30/05/2025 112.66 -1,380 Ordinary -1,380 30/05/2025 112.66 -2,709 Ordinary -2,709 30/05/2025 112.66 305 Ordinary 305 30/05/2025 112.66 -1,571 Ordinary -1,571 30/05/2025 112.66 4,136 Ordinary 4,136 30/05/2025 112.66 11,897 Ordinary 11,897 30/05/2025 112.66 -485 Ordinary -485 30/05/2025 112.66 2,596 Ordinary 2,596 30/05/2025 112.66 -2,345 Ordinary -2,345 30/05/2025 112.66 -402 Ordinary -402 30/05/2025 112.66 529 Ordinary 529 30/05/2025 112.61 1,373 Ordinary 1,373 30/05/2025 112.66 50 Ordinary 50 30/05/2025 112.66 -2,004 Ordinary -2,004 02/06/2025 110.75 -1,201 Ordinary -1,201 02/06/2025 110.75 -577 Ordinary -577 02/06/2025 n/a -24,689 Ordinary -24,689 02/06/2025 n/a -1,745 Ordinary -1,745 02/06/2025 n/a -4 Ordinary -4 02/06/2025 n/a 68 Ordinary 68 02/06/2025 n/a -68 Ordinary -68 02/06/2025 n/a -912 Ordinary -912 02/06/2025 n/a -4,006 Ordinary -4,006 02/06/2025 n/a 1,514 Ordinary 1,514 02/06/2025 n/a -829 Ordinary -829 02/06/2025 n/a -1,108 Ordinary -1,108 02/06/2025 n/a 408 Ordinary 408 02/06/2025 n/a 370 Ordinary 370 02/06/2025 n/a 1,714 Ordinary 1,714 02/06/2025 n/a 912 Ordinary 912 02/06/2025 n/a -129 Ordinary -129 02/06/2025 n/a 502 Ordinary 502 02/06/2025 n/a 2,252 Ordinary 2,252 STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Transfer out Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. STATE STREET GLOBAL ADVISORS ASIA LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out Transfer out Collateral received STATE STREET GLOBAL ADVISORS, LTD. STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Lend - for stock lend Collateral received SSGA FUNDS MANAGEMENT, INC. STATE STREET GLOBAL ADVISORS, LTD. Transfer out STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received SSGA FUNDS MANAGEMENT, INC. STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS, LTD. STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out Transfer out Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Transfer out Lend - for stock lend Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS, LTD. STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS, LTD. STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend Lend - for stock lend

604 Page 50 19-Jan-2026 02/06/2025 n/a -33,672 Ordinary -33,672 02/06/2025 110.75 184 Ordinary 184 02/06/2025 110.75 577 Ordinary 577 02/06/2025 110.75 1,201 Ordinary 1,201 03/06/2025 110.96 436 Ordinary 436 03/06/2025 110.16 -25,142 Ordinary -25,142 03/06/2025 110.16 -14,786 Ordinary -14,786 03/06/2025 110.02 -1,879 Ordinary -1,879 03/06/2025 n/a 33,820 Ordinary 33,820 03/06/2025 n/a 61,902 Ordinary 61,902 03/06/2025 n/a -78,011 Ordinary -78,011 03/06/2025 n/a -2,252 Ordinary -2,252 03/06/2025 n/a 99,095 Ordinary 99,095 03/06/2025 n/a 351 Ordinary 351 03/06/2025 n/a 632 Ordinary 632 03/06/2025 n/a 244 Ordinary 244 03/06/2025 110.02 610 Ordinary 610 03/06/2025 110.02 201 Ordinary 201 03/06/2025 110.02 424 Ordinary 424 03/06/2025 n/a -7,816 Ordinary -7,816 03/06/2025 n/a 7,816 Ordinary 7,816 03/06/2025 n/a -4,933 Ordinary -4,933 03/06/2025 n/a 4,933 Ordinary 4,933 03/06/2025 n/a -43,212 Ordinary -43,212 03/06/2025 n/a 43,212 Ordinary 43,212 03/06/2025 110.02 -732 Ordinary -732 03/06/2025 110.02 -100 Ordinary -100 03/06/2025 110.02 78 Ordinary 78 03/06/2025 110.02 234 Ordinary 234 03/06/2025 110.02 92 Ordinary 92 03/06/2025 110.02 161 Ordinary 161 03/06/2025 110.02 732 Ordinary 732 04/06/2025 109.68 684 Ordinary 684 04/06/2025 109.68 3,107 Ordinary 3,107 04/06/2025 109.68 1,014 Ordinary 1,014 04/06/2025 n/a 9,619 Ordinary 9,619 04/06/2025 n/a 4,772 Ordinary 4,772 04/06/2025 n/a -843 Ordinary -843 04/06/2025 n/a -18,001 Ordinary -18,001 04/06/2025 n/a -1,156 Ordinary -1,156 04/06/2025 n/a -352,700 Ordinary -352,700 04/06/2025 n/a -351 Ordinary -351 STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET GLOBAL ADVISORS, LTD. STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out Transfer in Collateral received Transfer in STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED SSGA FUNDS MANAGEMENT, INC. STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Collateral received Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Transfer in

604 Page 51 19-Jan-2026 04/06/2025 n/a -24,427 Ordinary -24,427 04/06/2025 n/a -244 Ordinary -244 04/06/2025 109.68 -684 Ordinary -684 04/06/2025 109.68 -183 Ordinary -183 04/06/2025 109.68 138 Ordinary 138 04/06/2025 109.68 1,588 Ordinary 1,588 04/06/2025 110.50 -507 Ordinary -507 05/06/2025 109.68 1,419 Ordinary 1,419 05/06/2025 110.01 3,538 Ordinary 3,538 05/06/2025 110.01 -870 Ordinary -870 05/06/2025 110.01 445 Ordinary 445 05/06/2025 110.01 768 Ordinary 768 05/06/2025 109.68 -1,854 Ordinary -1,854 05/06/2025 n/a 40,000 Ordinary 40,000 05/06/2025 n/a 231 Ordinary 231 05/06/2025 n/a -231 Ordinary -231 05/06/2025 n/a 332,418 Ordinary 332,418 05/06/2025 n/a 1,387 Ordinary 1,387 05/06/2025 n/a 25,083 Ordinary 25,083 05/06/2025 110.01 69 Ordinary 69 05/06/2025 109.68 7,930 Ordinary 7,930 06/06/2025 109.60 476 Ordinary 476 06/06/2025 109.62 2,992 Ordinary 2,992 06/06/2025 n/a -17,391 Ordinary -17,391 06/06/2025 n/a -5,790 Ordinary -5,790 06/06/2025 n/a 5,076 Ordinary 5,076 06/06/2025 n/a -1,973 Ordinary -1,973 06/06/2025 n/a -332,418 Ordinary -332,418 06/06/2025 n/a -1,387 Ordinary -1,387 06/06/2025 n/a -25,083 Ordinary -25,083 06/06/2025 109.60 90 Ordinary 90 06/06/2025 n/a -7,816 Ordinary -7,816 06/06/2025 n/a 7,816 Ordinary 7,816 06/06/2025 n/a -4,933 Ordinary -4,933 06/06/2025 n/a 4,933 Ordinary 4,933 06/06/2025 n/a -43,212 Ordinary -43,212 06/06/2025 n/a 43,212 Ordinary 43,212 09/06/2025 n/a 130 Ordinary 130 09/06/2025 n/a 24,248 Ordinary 24,248 09/06/2025 n/a 8,262 Ordinary 8,262 09/06/2025 n/a 118,107 Ordinary 118,107 Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out Collateral received Transfer in STATE STREET GLOBAL ADVISORS LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Transfer in Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Collateral received Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in Transfer in

604 Page 52 19-Jan-2026 09/06/2025 n/a 2,758 Ordinary 2,758 09/06/2025 n/a 1,108 Ordinary 1,108 09/06/2025 n/a 16,034 Ordinary 16,034 09/06/2025 n/a 843 Ordinary 843 09/06/2025 n/a 13,824 Ordinary 13,824 09/06/2025 n/a 2,092 Ordinary 2,092 09/06/2025 n/a 10,336 Ordinary 10,336 09/06/2025 n/a 4,498 Ordinary 4,498 09/06/2025 n/a 307 Ordinary 307 09/06/2025 n/a 1,951 Ordinary 1,951 10/06/2025 109.33 1,526 Ordinary 1,526 10/06/2025 109.12 2,500 Ordinary 2,500 10/06/2025 109.12 -1,032 Ordinary -1,032 10/06/2025 109.12 -575 Ordinary -575 10/06/2025 n/a 178,000 Ordinary 178,000 10/06/2025 109.12 206 Ordinary 206 10/06/2025 109.33 437 Ordinary 437 10/06/2025 n/a -875 Ordinary -875 10/06/2025 109.12 276 Ordinary 276 10/06/2025 109.12 78 Ordinary 78 10/06/2025 109.12 -88 Ordinary -88 10/06/2025 109.33 897 Ordinary 897 10/06/2025 109.12 575 Ordinary 575 10/06/2025 109.12 -526 Ordinary -526 11/06/2025 n/a 989 Ordinary 989 11/06/2025 n/a -989 Ordinary -989 11/06/2025 n/a 199,500 Ordinary 199,500 11/06/2025 n/a 25,997 Ordinary 25,997 11/06/2025 109.38 -4,647 Ordinary -4,647 11/06/2025 109.38 330 Ordinary 330 11/06/2025 110.15 43 Ordinary 43 12/06/2025 n/a 29,924 Ordinary 29,924 12/06/2025 n/a -11,195 Ordinary -11,195 12/06/2025 n/a -22,681 Ordinary -22,681 12/06/2025 n/a -66,462 Ordinary -66,462 12/06/2025 n/a -325 Ordinary -325 12/06/2025 n/a -15,216 Ordinary -15,216 12/06/2025 n/a 346 Ordinary 346 12/06/2025 107.64 -321 Ordinary -321 12/06/2025 107.64 -11,724 Ordinary -11,724 12/06/2025 107.63 -1,690 Ordinary -1,690 Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS, LTD. Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out Lend - for stock lend Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend Transfer in

604 Page 53 19-Jan-2026 13/06/2025 106.38 531 Ordinary 531 13/06/2025 106.38 -435 Ordinary -435 13/06/2025 n/a 317 Ordinary 317 13/06/2025 n/a 162,000 Ordinary 162,000 13/06/2025 n/a 115 Ordinary 115 13/06/2025 n/a -115 Ordinary -115 13/06/2025 n/a -317 Ordinary -317 13/06/2025 n/a 64,183 Ordinary 64,183 13/06/2025 n/a -274 Ordinary -274 13/06/2025 106.38 13,290 Ordinary 13,290 13/06/2025 n/a -7,816 Ordinary -7,816 13/06/2025 n/a 7,816 Ordinary 7,816 13/06/2025 n/a -4,058 Ordinary -4,058 13/06/2025 n/a 4,058 Ordinary 4,058 13/06/2025 n/a -43,212 Ordinary -43,212 13/06/2025 n/a 41,490 Ordinary 41,490 13/06/2025 106.38 763 Ordinary 763 13/06/2025 106.38 63 Ordinary 63 16/06/2025 106.50 -242 Ordinary -242 16/06/2025 107.11 -688 Ordinary -688 16/06/2025 107.11 -688 Ordinary -688 16/06/2025 107.11 435 Ordinary 435 16/06/2025 107.11 -382 Ordinary -382 16/06/2025 107.11 -1,748 Ordinary -1,748 16/06/2025 107.11 -520 Ordinary -520 16/06/2025 n/a 15,772 Ordinary 15,772 16/06/2025 n/a 12,265 Ordinary 12,265 16/06/2025 n/a 1,973 Ordinary 1,973 16/06/2025 n/a 138,955 Ordinary 138,955 16/06/2025 n/a 222 Ordinary 222 16/06/2025 n/a 18,000 Ordinary 18,000 16/06/2025 n/a 255 Ordinary 255 16/06/2025 n/a -255 Ordinary -255 16/06/2025 n/a 56,246 Ordinary 56,246 16/06/2025 n/a 3,536 Ordinary 3,536 16/06/2025 n/a 4,572 Ordinary 4,572 16/06/2025 n/a 155,381 Ordinary 155,381 16/06/2025 n/a -6,657 Ordinary -6,657 16/06/2025 n/a -308,324 Ordinary -308,324 16/06/2025 n/a 572,669 Ordinary 572,669 16/06/2025 n/a -26,069 Ordinary -26,069 Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Transfer out Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY

604 Page 54 19-Jan-2026 16/06/2025 107.11 520 Ordinary 520 16/06/2025 107.11 124 Ordinary 124 16/06/2025 107.11 277 Ordinary 277 16/06/2025 106.50 2,202 Ordinary 2,202 16/06/2025 107.11 687 Ordinary 687 16/06/2025 107.11 382 Ordinary 382 16/06/2025 107.11 1,748 Ordinary 1,748 16/06/2025 107.11 15,173 Ordinary 15,173 17/06/2025 107.12 1,345 Ordinary 1,345 17/06/2025 107.15 -1,412 Ordinary -1,412 17/06/2025 107.15 -4,917 Ordinary -4,917 17/06/2025 n/a -175,401 Ordinary -175,401 17/06/2025 n/a -218,945 Ordinary -218,945 17/06/2025 n/a -56,229 Ordinary -56,229 17/06/2025 n/a -158 Ordinary -158 17/06/2025 n/a -43,708 Ordinary -43,708 17/06/2025 n/a 70,000 Ordinary 70,000 17/06/2025 n/a -4,592 Ordinary -4,592 17/06/2025 n/a -11,665 Ordinary -11,665 17/06/2025 n/a -219,676 Ordinary -219,676 17/06/2025 n/a -18,564 Ordinary -18,564 17/06/2025 n/a 1,264 Ordinary 1,264 17/06/2025 n/a 3,328 Ordinary 3,328 17/06/2025 n/a -572,669 Ordinary -572,669 17/06/2025 n/a 426,663 Ordinary 426,663 17/06/2025 107.15 1,736 Ordinary 1,736 17/06/2025 107.15 4,917 Ordinary 4,917 17/06/2025 107.15 230 Ordinary 230 17/06/2025 107.15 130 Ordinary 130 17/06/2025 107.15 1,412 Ordinary 1,412 18/06/2025 106.00 -4,760 Ordinary -4,760 18/06/2025 n/a -180,000 Ordinary -180,000 18/06/2025 n/a -47,580 Ordinary -47,580 18/06/2025 n/a 255 Ordinary 255 18/06/2025 n/a -255 Ordinary -255 18/06/2025 n/a -436,650 Ordinary -436,650 18/06/2025 106.00 330 Ordinary 330 18/06/2025 106.00 184 Ordinary 184 19/06/2025 103.55 -344 Ordinary -344 19/06/2025 103.55 -870 Ordinary -870 19/06/2025 n/a -45,934 Ordinary -45,934 STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend Transfer in SSGA FUNDS MANAGEMENT, INC. STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Lend - for stock lend Transfer in

604 Page 55 19-Jan-2026 19/06/2025 n/a 15,838 Ordinary 15,838 19/06/2025 n/a -270,122 Ordinary -270,122 19/06/2025 n/a 47,274 Ordinary 47,274 20/06/2025 102.17 -1,599 Ordinary -1,599 20/06/2025 102.17 -1,628 Ordinary -1,628 20/06/2025 102.17 974 Ordinary 974 20/06/2025 102.17 1,507 Ordinary 1,507 20/06/2025 102.17 802 Ordinary 802 20/06/2025 102.17 -9,386 Ordinary -9,386 20/06/2025 102.17 1,189 Ordinary 1,189 20/06/2025 102.17 385 Ordinary 385 20/06/2025 102.17 3,375 Ordinary 3,375 20/06/2025 102.17 820 Ordinary 820 20/06/2025 102.17 4,187 Ordinary 4,187 20/06/2025 102.17 5,414 Ordinary 5,414 20/06/2025 102.17 -261 Ordinary -261 20/06/2025 102.17 3,211 Ordinary 3,211 20/06/2025 102.17 1,039 Ordinary 1,039 20/06/2025 102.17 -3,211 Ordinary -3,211 20/06/2025 102.17 -1,507 Ordinary -1,507 20/06/2025 102.17 -1,470 Ordinary -1,470 20/06/2025 102.17 -5,414 Ordinary -5,414 20/06/2025 102.17 -1,189 Ordinary -1,189 20/06/2025 102.17 126 Ordinary 126 20/06/2025 102.17 -747 Ordinary -747 20/06/2025 102.17 -870 Ordinary -870 20/06/2025 102.17 -919 Ordinary -919 20/06/2025 102.17 2,110 Ordinary 2,110 20/06/2025 102.17 682 Ordinary 682 20/06/2025 n/a -4,592 Ordinary -4,592 20/06/2025 n/a -10,062 Ordinary -10,062 20/06/2025 n/a -1,943 Ordinary -1,943 20/06/2025 n/a -138,430 Ordinary -138,430 20/06/2025 102.17 183 Ordinary 183 20/06/2025 102.17 475 Ordinary 475 20/06/2025 102.17 1,470 Ordinary 1,470 20/06/2025 102.17 225 Ordinary 225 20/06/2025 102.17 695 Ordinary 695 20/06/2025 102.17 -471 Ordinary -471 20/06/2025 102.17 -182 Ordinary -182 STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in Transfer in Transfer in Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Transfer in Transfer in Transfer out STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Transfer in Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Transfer out Transfer in Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in Transfer out Transfer in

604 Page 56 19-Jan-2026 20/06/2025 102.17 294 Ordinary 294 20/06/2025 102.54 -1,717 Ordinary -1,717 20/06/2025 n/a -7,816 Ordinary -7,816 20/06/2025 n/a 7,816 Ordinary 7,816 20/06/2025 n/a -4,058 Ordinary -4,058 20/06/2025 n/a 4,058 Ordinary 4,058 20/06/2025 n/a -41,490 Ordinary -41,490 20/06/2025 n/a 41,490 Ordinary 41,490 20/06/2025 102.17 150 Ordinary 150 20/06/2025 102.17 465 Ordinary 465 20/06/2025 102.17 -225 Ordinary -225 20/06/2025 102.17 208 Ordinary 208 20/06/2025 102.17 467 Ordinary 467 20/06/2025 102.17 450 Ordinary 450 20/06/2025 102.17 471 Ordinary 471 20/06/2025 102.17 919 Ordinary 919 20/06/2025 102.17 -974 Ordinary -974 20/06/2025 102.17 -2,110 Ordinary -2,110 20/06/2025 102.17 -695 Ordinary -695 20/06/2025 102.17 -820 Ordinary -820 20/06/2025 102.17 -465 Ordinary -465 20/06/2025 102.17 -467 Ordinary -467 20/06/2025 102.17 -4,187 Ordinary -4,187 23/06/2025 n/a 841 Ordinary 841 23/06/2025 n/a 32 Ordinary 32 23/06/2025 n/a -873 Ordinary -873 23/06/2025 n/a 46,827 Ordinary 46,827 23/06/2025 n/a -17,000 Ordinary -17,000 23/06/2025 101.83 15 Ordinary 15 23/06/2025 101.83 204 Ordinary 204 23/06/2025 101.83 110 Ordinary 110 23/06/2025 101.83 78 Ordinary 78 23/06/2025 102.16 86 Ordinary 86 24/06/2025 104.94 -196 Ordinary -196 24/06/2025 104.94 2,476 Ordinary 2,476 24/06/2025 104.94 342 Ordinary 342 24/06/2025 104.94 1,261 Ordinary 1,261 24/06/2025 n/a -250,051 Ordinary -250,051 24/06/2025 n/a -40,000 Ordinary -40,000 24/06/2025 n/a 88 Ordinary 88 24/06/2025 n/a 932 Ordinary 932 STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out Transfer in Transfer in Transfer in STATE STREET GLOBAL ADVISORS, LTD. Transfer out Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out Transfer out Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Transfer in Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Transfer in Lend - for stock lend Transfer in Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Transfer in Transfer out STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED

604 Page 57 19-Jan-2026 24/06/2025 n/a 217 Ordinary 217 24/06/2025 n/a -1,237 Ordinary -1,237 24/06/2025 104.94 1,399 Ordinary 1,399 24/06/2025 104.94 -1,062 Ordinary -1,062 24/06/2025 104.94 102 Ordinary 102 24/06/2025 104.94 1,207 Ordinary 1,207 24/06/2025 104.94 -2,647 Ordinary -2,647 24/06/2025 104.94 -1,261 Ordinary -1,261 24/06/2025 104.94 -1,399 Ordinary -1,399 24/06/2025 104.94 -1,207 Ordinary -1,207 25/06/2025 104.95 1,517 Ordinary 1,517 25/06/2025 104.30 1,071 Ordinary 1,071 25/06/2025 104.30 592 Ordinary 592 25/06/2025 104.30 706 Ordinary 706 25/06/2025 104.30 -706 Ordinary -706 25/06/2025 n/a -24,300 Ordinary -24,300 25/06/2025 n/a 192,664 Ordinary 192,664 25/06/2025 n/a -1,264 Ordinary -1,264 25/06/2025 n/a -591 Ordinary -591 25/06/2025 n/a -3,328 Ordinary -3,328 25/06/2025 104.30 45 Ordinary 45 25/06/2025 104.30 -3,132 Ordinary -3,132 25/06/2025 104.30 102 Ordinary 102 25/06/2025 104.30 -592 Ordinary -592 26/06/2025 104.19 -858 Ordinary -858 26/06/2025 104.19 -689 Ordinary -689 26/06/2025 104.19 -397 Ordinary -397 26/06/2025 104.19 -123 Ordinary -123 26/06/2025 104.19 434 Ordinary 434 26/06/2025 104.19 434 Ordinary 434 26/06/2025 104.19 -1,855 Ordinary -1,855 26/06/2025 104.19 -741 Ordinary -741 26/06/2025 n/a -6,991 Ordinary -6,991 26/06/2025 n/a 230,030 Ordinary 230,030 26/06/2025 n/a -7,816 Ordinary -7,816 26/06/2025 n/a 7,816 Ordinary 7,816 26/06/2025 n/a -4,058 Ordinary -4,058 26/06/2025 n/a 4,058 Ordinary 4,058 26/06/2025 n/a -41,490 Ordinary -41,490 26/06/2025 n/a 41,490 Ordinary 41,490 26/06/2025 104.19 330 Ordinary 330 STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED SSGA FUNDS MANAGEMENT, INC. STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in Lend - for stock lend Collateral received SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Transfer out Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received

604 Page 58 19-Jan-2026 26/06/2025 104.19 858 Ordinary 858 26/06/2025 104.19 2,627 Ordinary 2,627 26/06/2025 104.19 741 Ordinary 741 26/06/2025 104.19 -2,627 Ordinary -2,627 27/06/2025 106.00 1,572 Ordinary 1,572 27/06/2025 108.97 -14,199 Ordinary -14,199 27/06/2025 n/a 250,000 Ordinary 250,000 27/06/2025 n/a -711 Ordinary -711 27/06/2025 n/a 711 Ordinary 711 27/06/2025 n/a 1 Ordinary 1 27/06/2025 n/a 366,654 Ordinary 366,654 27/06/2025 n/a -219,622 Ordinary -219,622 27/06/2025 n/a 1 Ordinary 1 27/06/2025 108.97 1,375 Ordinary 1,375 27/06/2025 108.97 -357 Ordinary -357 27/06/2025 108.97 358 Ordinary 358 27/06/2025 108.97 106 Ordinary 106 27/06/2025 108.97 138 Ordinary 138 27/06/2025 108.97 115 Ordinary 115 27/06/2025 108.97 -215 Ordinary -215 27/06/2025 108.97 -358 Ordinary -358 30/06/2025 107.13 -5,800 Ordinary -5,800 30/06/2025 107.13 -2,720 Ordinary -2,720 30/06/2025 107.13 -15,799 Ordinary -15,799 30/06/2025 107.13 -28,684 Ordinary -28,684 30/06/2025 107.13 -860 Ordinary -860 30/06/2025 107.13 -1,998 Ordinary -1,998 30/06/2025 n/a -196 Ordinary -196 30/06/2025 n/a 461 Ordinary 461 30/06/2025 n/a -38,923 Ordinary -38,923 30/06/2025 n/a -2,812 Ordinary -2,812 30/06/2025 n/a -28,169 Ordinary -28,169 30/06/2025 n/a -3,822 Ordinary -3,822 30/06/2025 n/a -445 Ordinary -445 30/06/2025 n/a -40,739 Ordinary -40,739 30/06/2025 n/a 2,351 Ordinary 2,351 30/06/2025 n/a -106,642 Ordinary -106,642 30/06/2025 n/a -1,995 Ordinary -1,995 30/06/2025 n/a -34,220 Ordinary -34,220 30/06/2025 n/a -40,879 Ordinary -40,879 30/06/2025 n/a -182 Ordinary -182 Transfer out STATE STREET GLOBAL ADVISORS LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, LTD. Lend - for stock lend Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS LIMITED Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out Transfer in Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, LTD. Lend - for stock lend Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY

604 Page 59 19-Jan-2026 30/06/2025 n/a -2,254 Ordinary -2,254 30/06/2025 n/a 354,201 Ordinary 354,201 30/06/2025 n/a -1 Ordinary -1 30/06/2025 n/a -366,654 Ordinary -366,654 30/06/2025 n/a -10,408 Ordinary -10,408 30/06/2025 n/a -1 Ordinary -1 30/06/2025 107.11 -4,346 Ordinary -4,346 30/06/2025 107.13 -6 Ordinary -6 30/06/2025 107.13 220 Ordinary 220 30/06/2025 107.13 3,299 Ordinary 3,299 30/06/2025 107.13 97 Ordinary 97 30/06/2025 107.13 -1,969 Ordinary -1,969 30/06/2025 107.13 -4,586 Ordinary -4,586 30/06/2025 107.13 -2,368 Ordinary -2,368 30/06/2025 107.13 -3,817 Ordinary -3,817 01/07/2025 106.12 -453 Ordinary -453 01/07/2025 106.12 -3,700 Ordinary -3,700 01/07/2025 106.12 -339 Ordinary -339 01/07/2025 106.12 -1,281 Ordinary -1,281 01/07/2025 n/a 1,995 Ordinary 1,995 01/07/2025 n/a 34,208 Ordinary 34,208 01/07/2025 n/a -324,779 Ordinary -324,779 01/07/2025 105.98 3,633 Ordinary 3,633 01/07/2025 106.12 1,701 Ordinary 1,701 01/07/2025 106.12 404 Ordinary 404 01/07/2025 n/a -7,816 Ordinary -7,816 01/07/2025 n/a -4,058 Ordinary -4,058 01/07/2025 106.12 3,700 Ordinary 3,700 01/07/2025 106.12 440 Ordinary 440 01/07/2025 106.12 312 Ordinary 312 01/07/2025 106.12 138 Ordinary 138 01/07/2025 106.12 276 Ordinary 276 01/07/2025 105.98 552 Ordinary 552 02/07/2025 108.30 -3,846 Ordinary -3,846 02/07/2025 108.30 -427 Ordinary -427 02/07/2025 108.30 -468 Ordinary -468 02/07/2025 108.30 -430 Ordinary -430 02/07/2025 108.30 -2,134 Ordinary -2,134 02/07/2025 108.30 -7,920 Ordinary -7,920 02/07/2025 108.30 -756 Ordinary -756 02/07/2025 108.30 -842 Ordinary -842 STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out Transfer in Transfer in Collateral received STATE STREET GLOBAL ADVISORS LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out STATE STREET GLOBAL ADVISORS LIMITED Transfer out Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Transfer in Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Transfer in Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Transfer out Transfer out

604 Page 60 19-Jan-2026 02/07/2025 n/a -29,422 Ordinary -29,422 02/07/2025 n/a 46,908 Ordinary 46,908 02/07/2025 n/a 46,674 Ordinary 46,674 02/07/2025 108.30 842 Ordinary 842 02/07/2025 108.30 5 Ordinary 5 02/07/2025 107.72 -715 Ordinary -715 02/07/2025 106.18 1,798 Ordinary 1,798 02/07/2025 n/a -41,490 Ordinary -41,490 02/07/2025 108.30 -2,162 Ordinary -2,162 02/07/2025 108.33 -30 Ordinary -30 02/07/2025 108.30 880 Ordinary 880 02/07/2025 108.30 110 Ordinary 110 02/07/2025 108.30 79 Ordinary 79 02/07/2025 108.30 46 Ordinary 46 02/07/2025 108.30 92 Ordinary 92 02/07/2025 108.30 207 Ordinary 207 02/07/2025 106.18 376 Ordinary 376 02/07/2025 108.30 756 Ordinary 756 02/07/2025 108.30 430 Ordinary 430 03/07/2025 110.28 -548 Ordinary -548 03/07/2025 110.25 854 Ordinary 854 03/07/2025 110.25 -469 Ordinary -469 03/07/2025 n/a 49,092 Ordinary 49,092 03/07/2025 n/a -46,674 Ordinary -46,674 03/07/2025 110.51 84 Ordinary 84 03/07/2025 110.51 569 Ordinary 569 03/07/2025 110.25 102 Ordinary 102 03/07/2025 n/a 414 Ordinary 414 03/07/2025 n/a 7,816 Ordinary 7,816 03/07/2025 n/a 510 Ordinary 510 03/07/2025 n/a 4,058 Ordinary 4,058 03/07/2025 n/a 41,490 Ordinary 41,490 03/07/2025 110.25 330 Ordinary 330 03/07/2025 110.25 110 Ordinary 110 03/07/2025 110.25 115 Ordinary 115 03/07/2025 110.25 92 Ordinary 92 03/07/2025 110.25 469 Ordinary 469 03/07/2025 110.27 2,818 Ordinary 2,818 04/07/2025 108.80 -338 Ordinary -338 04/07/2025 n/a -41,000 Ordinary -41,000 04/07/2025 n/a 106 Ordinary 106 STATE STREET GLOBAL ADVISORS TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET SAUDI ARABIA FINANCIAL SOLUTIONS COMPANY Transfer out Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Transfer in STATE STREET GLOBAL ADVISORS LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Collateral received Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Transfer in Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Transfer in Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in Collateral received Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out SSGA FUNDS MANAGEMENT, INC.

604 Page 61 19-Jan-2026 04/07/2025 n/a 177 Ordinary 177 04/07/2025 n/a 175,147 Ordinary 175,147 04/07/2025 n/a 863 Ordinary 863 04/07/2025 n/a 1,580 Ordinary 1,580 04/07/2025 n/a -414 Ordinary -414 04/07/2025 n/a 414 Ordinary 414 04/07/2025 n/a -7,816 Ordinary -7,816 04/07/2025 n/a 7,816 Ordinary 7,816 04/07/2025 n/a -510 Ordinary -510 04/07/2025 n/a 510 Ordinary 510 04/07/2025 n/a -4,058 Ordinary -4,058 04/07/2025 n/a 4,058 Ordinary 4,058 04/07/2025 n/a -41,490 Ordinary -41,490 04/07/2025 n/a 41,490 Ordinary 41,490 07/07/2025 108.62 472 Ordinary 472 07/07/2025 n/a -101,408 Ordinary -101,408 07/07/2025 n/a 70,000 Ordinary 70,000 07/07/2025 n/a -39,000 Ordinary -39,000 07/07/2025 n/a -106 Ordinary -106 07/07/2025 n/a -177 Ordinary -177 07/07/2025 n/a -175,147 Ordinary -175,147 07/07/2025 n/a -863 Ordinary -863 07/07/2025 108.62 45 Ordinary 45 07/07/2025 108.62 161 Ordinary 161 07/07/2025 108.62 1,337 Ordinary 1,337 08/07/2025 107.99 993 Ordinary 993 08/07/2025 106.61 470 Ordinary 470 08/07/2025 108.19 -6,126 Ordinary -6,126 08/07/2025 108.19 -707 Ordinary -707 08/07/2025 108.19 -1,553 Ordinary -1,553 08/07/2025 108.19 -698 Ordinary -698 08/07/2025 108.19 -7,090 Ordinary -7,090 08/07/2025 108.19 698 Ordinary 698 08/07/2025 108.19 139 Ordinary 139 08/07/2025 n/a -2,221 Ordinary -2,221 08/07/2025 n/a 1,236 Ordinary 1,236 08/07/2025 n/a 985 Ordinary 985 08/07/2025 n/a 5,158 Ordinary 5,158 08/07/2025 n/a -16,000 Ordinary -16,000 08/07/2025 108.19 510 Ordinary 510 08/07/2025 n/a -1,398 Ordinary -1,398 Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, LTD. Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received SSGA FUNDS MANAGEMENT, INC. Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out Collateral received

604 Page 62 19-Jan-2026 08/07/2025 n/a -679 Ordinary -679 08/07/2025 108.19 440 Ordinary 440 08/07/2025 108.19 330 Ordinary 330 08/07/2025 108.19 115 Ordinary 115 09/07/2025 107.59 -2,758 Ordinary -2,758 09/07/2025 107.59 -923 Ordinary -923 09/07/2025 n/a 8,026 Ordinary 8,026 09/07/2025 n/a 663 Ordinary 663 09/07/2025 n/a 83 Ordinary 83 09/07/2025 n/a 73 Ordinary 73 09/07/2025 n/a 449 Ordinary 449 09/07/2025 n/a -446 Ordinary -446 09/07/2025 n/a 1,931 Ordinary 1,931 09/07/2025 n/a -2,903 Ordinary -2,903 09/07/2025 n/a -663 Ordinary -663 09/07/2025 n/a 450 Ordinary 450 09/07/2025 n/a -82 Ordinary -82 09/07/2025 n/a 445 Ordinary 445 09/07/2025 107.59 79 Ordinary 79 10/07/2025 108.00 -1,378 Ordinary -1,378 10/07/2025 108.38 20,162 Ordinary 20,162 10/07/2025 108.62 1,349 Ordinary 1,349 10/07/2025 108.62 -427 Ordinary -427 10/07/2025 108.38 931 Ordinary 931 10/07/2025 n/a -1,680 Ordinary -1,680 10/07/2025 n/a 36,489 Ordinary 36,489 10/07/2025 n/a 163,907 Ordinary 163,907 10/07/2025 n/a 25,587 Ordinary 25,587 10/07/2025 n/a 44,995 Ordinary 44,995 10/07/2025 n/a 2,254 Ordinary 2,254 10/07/2025 n/a 1,961 Ordinary 1,961 10/07/2025 n/a 1,078 Ordinary 1,078 10/07/2025 n/a 13,757 Ordinary 13,757 10/07/2025 n/a 149,908 Ordinary 149,908 10/07/2025 n/a 59,036 Ordinary 59,036 10/07/2025 n/a 2,512 Ordinary 2,512 10/07/2025 108.62 472 Ordinary 472 10/07/2025 108.38 4,943 Ordinary 4,943 10/07/2025 108.38 209 Ordinary 209 10/07/2025 108.38 699 Ordinary 699 10/07/2025 108.38 6,553 Ordinary 6,553 10/07/2025 108.62 440 Ordinary 440 STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Transfer out Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out Lend - for stock lend Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in Lend - for stock lend

604 Page 63 19-Jan-2026 10/07/2025 108.62 207 Ordinary 207 10/07/2025 108.62 1,359 Ordinary 1,359 11/07/2025 111.10 -338 Ordinary -338 11/07/2025 n/a -13,824 Ordinary -13,824 11/07/2025 n/a -2,092 Ordinary -2,092 11/07/2025 n/a -10,336 Ordinary -10,336 11/07/2025 n/a -1,206 Ordinary -1,206 11/07/2025 n/a -307 Ordinary -307 11/07/2025 n/a -1,951 Ordinary -1,951 11/07/2025 n/a -130 Ordinary -130 11/07/2025 n/a 130 Ordinary 130 11/07/2025 n/a 24,248 Ordinary 24,248 11/07/2025 n/a -8,262 Ordinary -8,262 11/07/2025 n/a -258,144 Ordinary -258,144 11/07/2025 n/a -24,378 Ordinary -24,378 11/07/2025 n/a -8,381 Ordinary -8,381 11/07/2025 n/a -2,758 Ordinary -2,758 11/07/2025 n/a -1,108 Ordinary -1,108 11/07/2025 n/a -16,034 Ordinary -16,034 11/07/2025 n/a -1,219 Ordinary -1,219 11/07/2025 n/a -24,248 Ordinary -24,248 11/07/2025 n/a -70,000 Ordinary -70,000 11/07/2025 n/a -1,580 Ordinary -1,580 11/07/2025 n/a 1,580 Ordinary 1,580 11/07/2025 n/a -414 Ordinary -414 11/07/2025 n/a 414 Ordinary 414 11/07/2025 n/a -6,418 Ordinary -6,418 11/07/2025 n/a 6,418 Ordinary 6,418 11/07/2025 n/a 669 Ordinary 669 11/07/2025 n/a -510 Ordinary -510 11/07/2025 n/a 510 Ordinary 510 11/07/2025 n/a -3,379 Ordinary -3,379 11/07/2025 n/a 3,379 Ordinary 3,379 11/07/2025 n/a -41,490 Ordinary -41,490 11/07/2025 n/a 41,490 Ordinary 41,490 11/07/2025 111.10 330 Ordinary 330 11/07/2025 111.10 427 Ordinary 427 14/07/2025 111.74 338 Ordinary 338 14/07/2025 111.74 -338 Ordinary -338 14/07/2025 n/a -6,346 Ordinary -6,346 14/07/2025 n/a -15,772 Ordinary -15,772 Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED

604 Page 64 19-Jan-2026 14/07/2025 n/a 13,824 Ordinary 13,824 14/07/2025 n/a 2,092 Ordinary 2,092 14/07/2025 n/a 201 Ordinary 201 14/07/2025 n/a 3,663 Ordinary 3,663 14/07/2025 n/a 1,206 Ordinary 1,206 14/07/2025 n/a 452 Ordinary 452 14/07/2025 n/a 211 Ordinary 211 14/07/2025 n/a 6,337 Ordinary 6,337 14/07/2025 n/a 99 Ordinary 99 14/07/2025 n/a 1,329 Ordinary 1,329 14/07/2025 n/a -308 Ordinary -308 14/07/2025 n/a 8,262 Ordinary 8,262 14/07/2025 n/a 903 Ordinary 903 14/07/2025 n/a -52,161 Ordinary -52,161 14/07/2025 n/a 8,381 Ordinary 8,381 14/07/2025 n/a 3,185 Ordinary 3,185 14/07/2025 n/a 16,058 Ordinary 16,058 14/07/2025 n/a 2,236 Ordinary 2,236 14/07/2025 n/a 1,219 Ordinary 1,219 15/07/2025 110.20 -504 Ordinary -504 15/07/2025 111.09 1,374 Ordinary 1,374 15/07/2025 110.41 -1,703 Ordinary -1,703 15/07/2025 n/a -13,824 Ordinary -13,824 15/07/2025 n/a -500,000 Ordinary -500,000 15/07/2025 n/a 1,617 Ordinary 1,617 15/07/2025 n/a -1,617 Ordinary -1,617 15/07/2025 110.28 -22 Ordinary -22 15/07/2025 110.20 -402 Ordinary -402 15/07/2025 110.28 620 Ordinary 620 15/07/2025 110.28 344 Ordinary 344 16/07/2025 n/a -1,216 Ordinary -1,216 16/07/2025 n/a -130,260 Ordinary -130,260 16/07/2025 n/a 1,051 Ordinary 1,051 16/07/2025 n/a 165 Ordinary 165 16/07/2025 110.52 -90 Ordinary -90 16/07/2025 110.52 182 Ordinary 182 16/07/2025 110.52 69 Ordinary 69 16/07/2025 110.30 -1,127 Ordinary -1,127 16/07/2025 110.52 -237 Ordinary -237 17/07/2025 110.52 -12,370 Ordinary -12,370 17/07/2025 110.52 12,370 Ordinary 12,370 STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS, LTD. Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS LIMITED Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Transfer out STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS, LTD. Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD.

604 Page 65 19-Jan-2026 17/07/2025 110.52 24,251 Ordinary 24,251 17/07/2025 111.10 3,267 Ordinary 3,267 17/07/2025 n/a 333 Ordinary 333 17/07/2025 n/a 1,156 Ordinary 1,156 17/07/2025 n/a 48,511 Ordinary 48,511 17/07/2025 n/a -101,955 Ordinary -101,955 17/07/2025 n/a 77,932 Ordinary 77,932 17/07/2025 111.10 1,957 Ordinary 1,957 17/07/2025 111.10 102 Ordinary 102 17/07/2025 n/a 483 Ordinary 483 17/07/2025 111.10 440 Ordinary 440 17/07/2025 111.10 138 Ordinary 138 18/07/2025 113.17 145,134 Ordinary 145,134 18/07/2025 113.11 244 Ordinary 244 18/07/2025 n/a 3,842 Ordinary 3,842 18/07/2025 n/a 4,460 Ordinary 4,460 18/07/2025 113.11 -291 Ordinary -291 18/07/2025 113.11 15,123 Ordinary 15,123 18/07/2025 113.11 590 Ordinary 590 18/07/2025 113.11 3,251 Ordinary 3,251 18/07/2025 113.11 24 Ordinary 24 18/07/2025 n/a -1,580 Ordinary -1,580 18/07/2025 n/a 1,580 Ordinary 1,580 18/07/2025 n/a -414 Ordinary -414 18/07/2025 n/a 414 Ordinary 414 18/07/2025 n/a -6,418 Ordinary -6,418 18/07/2025 n/a 6,418 Ordinary 6,418 18/07/2025 n/a -669 Ordinary -669 18/07/2025 n/a 669 Ordinary 669 18/07/2025 n/a -510 Ordinary -510 18/07/2025 n/a 510 Ordinary 510 18/07/2025 n/a -3,379 Ordinary -3,379 18/07/2025 n/a 3,379 Ordinary 3,379 18/07/2025 n/a -41,490 Ordinary -41,490 18/07/2025 n/a 41,490 Ordinary 41,490 18/07/2025 n/a -483 Ordinary -483 18/07/2025 n/a 483 Ordinary 483 18/07/2025 113.11 115 Ordinary 115 21/07/2025 114.46 -338 Ordinary -338 21/07/2025 114.46 338 Ordinary 338 21/07/2025 n/a 6,240 Ordinary 6,240 Collateral received Transfer in Collateral received STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Collateral received Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Transfer out SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS ASIA LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Transfer in Collateral received SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Collateral received SSGA FUNDS MANAGEMENT, INC. STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received

604 Page 66 19-Jan-2026 21/07/2025 n/a -96 Ordinary -96 21/07/2025 n/a 29 Ordinary 29 21/07/2025 n/a -29 Ordinary -29 21/07/2025 n/a 43,118 Ordinary 43,118 21/07/2025 114.46 102 Ordinary 102 21/07/2025 n/a -31 Ordinary -31 21/07/2025 n/a 1,841 Ordinary 1,841 21/07/2025 114.46 79 Ordinary 79 21/07/2025 114.46 138 Ordinary 138 22/07/2025 118.32 -363 Ordinary -363 22/07/2025 118.32 -2,973 Ordinary -2,973 22/07/2025 n/a -125,510 Ordinary -125,510 22/07/2025 118.32 247 Ordinary 247 22/07/2025 118.32 1,491 Ordinary 1,491 22/07/2025 118.32 1,226 Ordinary 1,226 22/07/2025 118.32 69 Ordinary 69 22/07/2025 118.32 115 Ordinary 115 22/07/2025 118.32 774 Ordinary 774 23/07/2025 120.00 817 Ordinary 817 23/07/2025 119.47 -338 Ordinary -338 23/07/2025 n/a -54,569 Ordinary -54,569 23/07/2025 n/a 4,285 Ordinary 4,285 23/07/2025 119.47 124,477 Ordinary 124,477 23/07/2025 119.47 1,704 Ordinary 1,704 23/07/2025 119.47 4,473 Ordinary 4,473 23/07/2025 119.47 12,780 Ordinary 12,780 23/07/2025 119.47 1,712 Ordinary 1,712 23/07/2025 119.47 440 Ordinary 440 23/07/2025 119.47 184 Ordinary 184 24/07/2025 119.86 -928 Ordinary -928 24/07/2025 119.86 -9,384 Ordinary -9,384 24/07/2025 119.86 427 Ordinary 427 24/07/2025 n/a 4,734 Ordinary 4,734 24/07/2025 n/a 200,000 Ordinary 200,000 24/07/2025 119.86 1,025 Ordinary 1,025 24/07/2025 119.86 8,520 Ordinary 8,520 24/07/2025 n/a -124 Ordinary -124 24/07/2025 n/a -41 Ordinary -41 24/07/2025 119.86 220 Ordinary 220 24/07/2025 119.86 428 Ordinary 428 24/07/2025 119.86 330 Ordinary 330 STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED SSGA FUNDS MANAGEMENT, INC. Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in SSGA FUNDS MANAGEMENT, INC. Transfer in STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Transfer out Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Transfer in Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS LIMITED Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. STATE STREET GLOBAL ADVISORS LIMITED STATE STREET GLOBAL ADVISORS, LTD. Transfer in Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received SSGA FUNDS MANAGEMENT, INC. Collateral received SSGA FUNDS MANAGEMENT, INC. Transfer in Collateral received SSGA FUNDS MANAGEMENT, INC. Transfer in

604 Page 67 19-Jan-2026 24/07/2025 119.86 158 Ordinary 158 24/07/2025 119.86 92 Ordinary 92 24/07/2025 119.53 3,135 Ordinary 3,135 25/07/2025 117.83 1,116 Ordinary 1,116 25/07/2025 118.86 828 Ordinary 828 25/07/2025 n/a -337 Ordinary -337 25/07/2025 n/a 15,646 Ordinary 15,646 25/07/2025 n/a 183,382 Ordinary 183,382 25/07/2025 n/a 637 Ordinary 637 25/07/2025 n/a -956 Ordinary -956 25/07/2025 n/a 15,703 Ordinary 15,703 25/07/2025 n/a 2,234 Ordinary 2,234 25/07/2025 n/a 356 Ordinary 356 25/07/2025 n/a 278 Ordinary 278 25/07/2025 n/a 600 Ordinary 600 25/07/2025 n/a 337 Ordinary 337 25/07/2025 118.86 2,130 Ordinary 2,130 25/07/2025 n/a 14,081 Ordinary 14,081 25/07/2025 118.86 -239 Ordinary -239 25/07/2025 117.83 1,217 Ordinary 1,217 28/07/2025 116.95 -391 Ordinary -391 28/07/2025 n/a 11,691 Ordinary 11,691 28/07/2025 n/a -361,425 Ordinary -361,425 28/07/2025 n/a 3,339 Ordinary 3,339 28/07/2025 n/a -6,073 Ordinary -6,073 28/07/2025 n/a 2,734 Ordinary 2,734 28/07/2025 116.95 1,278 Ordinary 1,278 28/07/2025 n/a 144 Ordinary 144 28/07/2025 117.33 875 Ordinary 875 28/07/2025 116.95 585 Ordinary 585 28/07/2025 116.95 468 Ordinary 468 29/07/2025 116.95 -1,308 Ordinary -1,308 29/07/2025 116.95 1,308 Ordinary 1,308 29/07/2025 116.93 -1,090 Ordinary -1,090 29/07/2025 116.93 -1,202 Ordinary -1,202 29/07/2025 n/a -4,100 Ordinary -4,100 29/07/2025 n/a -33,026 Ordinary -33,026 29/07/2025 n/a 1,036 Ordinary 1,036 29/07/2025 n/a -1,036 Ordinary -1,036 29/07/2025 116.93 32,321 Ordinary 32,321 29/07/2025 116.93 -14,616 Ordinary -14,616 Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, LTD. STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Lend - for stock lend STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out STATE STREET GLOBAL ADVISORS ASIA LIMITED Lend - for stock lend Transfer in Transfer out SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY

604 Page 68 19-Jan-2026 29/07/2025 116.93 14,616 Ordinary 14,616 29/07/2025 116.93 11,076 Ordinary 11,076 29/07/2025 n/a -1,456 Ordinary -1,456 29/07/2025 n/a 1,425 Ordinary 1,425 29/07/2025 n/a -383 Ordinary -383 29/07/2025 n/a 383 Ordinary 383 29/07/2025 n/a -6,418 Ordinary -6,418 29/07/2025 n/a 6,418 Ordinary 6,418 29/07/2025 n/a -669 Ordinary -669 29/07/2025 n/a 669 Ordinary 669 29/07/2025 n/a -469 Ordinary -469 29/07/2025 n/a 459 Ordinary 459 29/07/2025 n/a -3,379 Ordinary -3,379 29/07/2025 n/a 3,379 Ordinary 3,379 29/07/2025 n/a -43,331 Ordinary -43,331 29/07/2025 n/a 43,331 Ordinary 43,331 29/07/2025 n/a -483 Ordinary -483 29/07/2025 n/a 483 Ordinary 483 29/07/2025 n/a -14,225 Ordinary -14,225 29/07/2025 n/a 14,420 Ordinary 14,420 29/07/2025 116.93 -414 Ordinary -414 29/07/2025 116.93 237 Ordinary 237 29/07/2025 116.93 69 Ordinary 69 29/07/2025 116.64 90 Ordinary 90 29/07/2025 116.93 259 Ordinary 259 29/07/2025 116.93 414 Ordinary 414 29/07/2025 116.93 1,202 Ordinary 1,202 30/07/2025 116.22 -1,308 Ordinary -1,308 30/07/2025 116.50 354 Ordinary 354 30/07/2025 116.11 -4,066 Ordinary -4,066 30/07/2025 115.81 -7,134 Ordinary -7,134 30/07/2025 n/a -2,495 Ordinary -2,495 30/07/2025 n/a 52 Ordinary 52 30/07/2025 n/a -52 Ordinary -52 30/07/2025 n/a 54,953 Ordinary 54,953 30/07/2025 n/a 559 Ordinary 559 30/07/2025 115.81 -265 Ordinary -265 30/07/2025 115.81 79 Ordinary 79 31/07/2025 111.70 427 Ordinary 427 31/07/2025 111.70 2,118 Ordinary 2,118 31/07/2025 n/a 831 Ordinary 831 Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Collateral received Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED SSGA FUNDS MANAGEMENT, INC. STATE STREET GLOBAL ADVISORS, LTD. Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in Collateral received STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Collateral received Transfer in Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Collateral received STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Lend - for stock lend

604 Page 69 19-Jan-2026 31/07/2025 n/a 1,792 Ordinary 1,792 31/07/2025 n/a 18,765 Ordinary 18,765 31/07/2025 n/a 45 Ordinary 45 31/07/2025 n/a 2,711 Ordinary 2,711 31/07/2025 n/a 27,048 Ordinary 27,048 31/07/2025 n/a -45 Ordinary -45 31/07/2025 n/a 32,337 Ordinary 32,337 31/07/2025 n/a 52,656 Ordinary 52,656 31/07/2025 n/a 36,878 Ordinary 36,878 31/07/2025 n/a 224,690 Ordinary 224,690 31/07/2025 n/a 109,769 Ordinary 109,769 31/07/2025 n/a 9 Ordinary 9 31/07/2025 n/a 25 Ordinary 25 31/07/2025 n/a 14,084 Ordinary 14,084 31/07/2025 n/a 111 Ordinary 111 31/07/2025 n/a -54,953 Ordinary -54,953 31/07/2025 111.70 238 Ordinary 238 31/07/2025 111.70 1,888 Ordinary 1,888 31/07/2025 112.71 -16 Ordinary -16 31/07/2025 n/a -21 Ordinary -21 31/07/2025 n/a 6,507 Ordinary 6,507 31/07/2025 n/a -828 Ordinary -828 31/07/2025 111.70 -218 Ordinary -218 31/07/2025 111.82 -657 Ordinary -657 01/08/2025 111.40 -927 Ordinary -927 01/08/2025 111.06 -18,135 Ordinary -18,135 01/08/2025 111.19 -16,968 Ordinary -16,968 01/08/2025 111.40 211 Ordinary 211 01/08/2025 110.90 2,005 Ordinary 2,005 01/08/2025 111.40 1,027 Ordinary 1,027 01/08/2025 110.90 612 Ordinary 612 01/08/2025 n/a -81,430 Ordinary -81,430 01/08/2025 n/a -6 Ordinary -6 01/08/2025 n/a -725,855 Ordinary -725,855 01/08/2025 n/a 9,325 Ordinary 9,325 01/08/2025 n/a -158 Ordinary -158 01/08/2025 n/a 158 Ordinary 158 01/08/2025 n/a -9 Ordinary -9 01/08/2025 n/a -25 Ordinary -25 01/08/2025 n/a -14,084 Ordinary -14,084 01/08/2025 n/a -111 Ordinary -111 01/08/2025 n/a 764 Ordinary 764 Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out Lend - for stock lend Collateral received Transfer in STATE STREET GLOBAL ADVISORS, LTD. STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Transfer out STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY

604 Page 70 19-Jan-2026 01/08/2025 n/a 1,404 Ordinary 1,404 01/08/2025 n/a 15,556 Ordinary 15,556 01/08/2025 n/a 1,567 Ordinary 1,567 01/08/2025 110.90 69 Ordinary 69 01/08/2025 110.90 230 Ordinary 230 01/08/2025 110.90 23 Ordinary 23 01/08/2025 110.90 264 Ordinary 264 04/08/2025 111.39 1,210 Ordinary 1,210 04/08/2025 n/a 4,755 Ordinary 4,755 04/08/2025 n/a 9,309 Ordinary 9,309 04/08/2025 n/a -507,471 Ordinary -507,471 04/08/2025 n/a -550 Ordinary -550 04/08/2025 n/a 332 Ordinary 332 04/08/2025 n/a 3,277 Ordinary 3,277 04/08/2025 n/a -4,755 Ordinary -4,755 04/08/2025 n/a 1,205 Ordinary 1,205 04/08/2025 110.90 -3,444 Ordinary -3,444 04/08/2025 n/a -1,425 Ordinary -1,425 04/08/2025 n/a -459 Ordinary -459 04/08/2025 n/a -33 Ordinary -33 04/08/2025 n/a 17,290 Ordinary 17,290 04/08/2025 n/a 354 Ordinary 354 04/08/2025 111.39 161 Ordinary 161 04/08/2025 111.43 -872 Ordinary -872 05/08/2025 111.87 704 Ordinary 704 05/08/2025 111.87 -363 Ordinary -363 05/08/2025 111.87 1,440 Ordinary 1,440 05/08/2025 n/a 10,000 Ordinary 10,000 05/08/2025 n/a 3,277 Ordinary 3,277 05/08/2025 n/a 3,278 Ordinary 3,278 05/08/2025 111.87 30 Ordinary 30 05/08/2025 n/a 2,391 Ordinary 2,391 05/08/2025 n/a 887 Ordinary 887 05/08/2025 n/a 250 Ordinary 250 05/08/2025 n/a 159 Ordinary 159 05/08/2025 111.87 351 Ordinary 351 05/08/2025 111.87 468 Ordinary 468 05/08/2025 111.87 395 Ordinary 395 05/08/2025 111.87 184 Ordinary 184 05/08/2025 111.87 69 Ordinary 69 05/08/2025 111.87 38 Ordinary 38 Transfer in Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Borrow - for stock borrows STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET GLOBAL ADVISORS, LTD. Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out Transfer in Lend - for stock lend Transfer in Transfer in STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Transfer in Lend - for stock lend

604 Page 71 19-Jan-2026 06/08/2025 112.22 1,123 Ordinary 1,123 06/08/2025 n/a -600 Ordinary -600 06/08/2025 n/a -81,526 Ordinary -81,526 06/08/2025 n/a -25,587 Ordinary -25,587 06/08/2025 n/a -26,964 Ordinary -26,964 06/08/2025 n/a -5,522 Ordinary -5,522 06/08/2025 n/a -341 Ordinary -341 06/08/2025 n/a -3,277 Ordinary -3,277 06/08/2025 112.95 180 Ordinary 180 06/08/2025 112.95 60 Ordinary 60 06/08/2025 112.95 415 Ordinary 415 06/08/2025 n/a 35 Ordinary 35 06/08/2025 n/a 19,665 Ordinary 19,665 06/08/2025 n/a -53 Ordinary -53 06/08/2025 112.95 234 Ordinary 234 06/08/2025 112.95 161 Ordinary 161 07/08/2025 112.36 -434 Ordinary -434 07/08/2025 112.36 -949 Ordinary -949 07/08/2025 112.36 434 Ordinary 434 07/08/2025 n/a 5,581 Ordinary 5,581 07/08/2025 n/a 726 Ordinary 726 07/08/2025 n/a 134 Ordinary 134 07/08/2025 n/a 34,093 Ordinary 34,093 07/08/2025 n/a 7,029 Ordinary 7,029 07/08/2025 n/a 4,168 Ordinary 4,168 07/08/2025 n/a -146,600 Ordinary -146,600 07/08/2025 n/a 19,138 Ordinary 19,138 07/08/2025 n/a -126 Ordinary -126 07/08/2025 n/a 43,708 Ordinary 43,708 07/08/2025 n/a 10,290 Ordinary 10,290 07/08/2025 n/a 55,292 Ordinary 55,292 07/08/2025 n/a 341,001 Ordinary 341,001 07/08/2025 n/a 27,431 Ordinary 27,431 07/08/2025 n/a 17,433 Ordinary 17,433 07/08/2025 n/a 128,206 Ordinary 128,206 07/08/2025 n/a 896 Ordinary 896 07/08/2025 112.36 1,298 Ordinary 1,298 07/08/2025 n/a -308 Ordinary -308 07/08/2025 n/a 18,842 Ordinary 18,842 07/08/2025 n/a -717 Ordinary -717 07/08/2025 112.36 351 Ordinary 351 08/08/2025 113.62 -1,977 Ordinary -1,977 STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Transfer in Lend - for stock lend Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS, LTD. Lend - for stock lend Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY

604 Page 72 19-Jan-2026 08/08/2025 n/a 20,815 Ordinary 20,815 08/08/2025 n/a 2,538 Ordinary 2,538 08/08/2025 n/a -47 Ordinary -47 08/08/2025 n/a -5,172 Ordinary -5,172 08/08/2025 n/a 2,634 Ordinary 2,634 08/08/2025 n/a 30,000 Ordinary 30,000 08/08/2025 n/a 1,905 Ordinary 1,905 08/08/2025 n/a 47 Ordinary 47 08/08/2025 n/a 117,732 Ordinary 117,732 08/08/2025 n/a -3,277 Ordinary -3,277 08/08/2025 n/a 3,277 Ordinary 3,277 08/08/2025 n/a -1 Ordinary -1 08/08/2025 n/a 1 Ordinary 1 08/08/2025 n/a -764 Ordinary -764 08/08/2025 n/a 764 Ordinary 764 08/08/2025 n/a -383 Ordinary -383 08/08/2025 n/a 383 Ordinary 383 08/08/2025 n/a -6,418 Ordinary -6,418 08/08/2025 n/a 6,418 Ordinary 6,418 08/08/2025 n/a 2,589 Ordinary 2,589 08/08/2025 n/a -648 Ordinary -648 08/08/2025 n/a 648 Ordinary 648 08/08/2025 n/a -3,379 Ordinary -3,379 08/08/2025 n/a 3,379 Ordinary 3,379 08/08/2025 n/a -43,331 Ordinary -43,331 08/08/2025 n/a 43,331 Ordinary 43,331 08/08/2025 n/a -7,855 Ordinary -7,855 08/08/2025 n/a 8,152 Ordinary 8,152 08/08/2025 n/a 5,255 Ordinary 5,255 08/08/2025 n/a -34,881 Ordinary -34,881 08/08/2025 n/a 34,881 Ordinary 34,881 08/08/2025 n/a -36,955 Ordinary -36,955 08/08/2025 n/a 36,955 Ordinary 36,955 08/08/2025 n/a -15,461 Ordinary -15,461 08/08/2025 n/a 15,970 Ordinary 15,970 08/08/2025 113.62 9 Ordinary 9 11/08/2025 115.10 5,099 Ordinary 5,099 11/08/2025 115.29 1,104 Ordinary 1,104 11/08/2025 115.29 2,385 Ordinary 2,385 11/08/2025 n/a -199 Ordinary -199 11/08/2025 n/a 50,000 Ordinary 50,000 11/08/2025 n/a 199 Ordinary 199 Collateral received Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Borrow - for stock borrows Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows Collateral received

604 Page 73 19-Jan-2026 11/08/2025 n/a -117,732 Ordinary -117,732 11/08/2025 n/a 17,152 Ordinary 17,152 11/08/2025 115.10 1,325 Ordinary 1,325 11/08/2025 n/a -142 Ordinary -142 11/08/2025 n/a -342 Ordinary -342 11/08/2025 n/a 11,699 Ordinary 11,699 11/08/2025 n/a 688 Ordinary 688 11/08/2025 115.29 468 Ordinary 468 11/08/2025 115.29 585 Ordinary 585 11/08/2025 115.22 234 Ordinary 234 11/08/2025 115.29 359 Ordinary 359 12/08/2025 116.72 -686 Ordinary -686 12/08/2025 116.72 -44,241 Ordinary -44,241 12/08/2025 116.72 3,889 Ordinary 3,889 12/08/2025 116.72 427 Ordinary 427 12/08/2025 116.72 686 Ordinary 686 12/08/2025 n/a 7,990 Ordinary 7,990 12/08/2025 n/a 1 Ordinary 1 12/08/2025 n/a -200 Ordinary -200 12/08/2025 n/a 103,349 Ordinary 103,349 12/08/2025 n/a 199 Ordinary 199 12/08/2025 n/a 250,000 Ordinary 250,000 12/08/2025 n/a 138,661 Ordinary 138,661 12/08/2025 n/a -17,152 Ordinary -17,152 12/08/2025 116.72 -7,881 Ordinary -7,881 12/08/2025 116.72 5,900 Ordinary 5,900 12/08/2025 n/a 350 Ordinary 350 12/08/2025 n/a -593 Ordinary -593 12/08/2025 n/a 1,478 Ordinary 1,478 12/08/2025 0.00 -48,669 Ordinary -48,669 13/08/2025 117.84 -426 Ordinary -426 13/08/2025 n/a -4,530 Ordinary -4,530 13/08/2025 n/a 4,530 Ordinary 4,530 13/08/2025 117.84 -1,917 Ordinary -1,917 13/08/2025 117.84 -852 Ordinary -852 13/08/2025 n/a -5 Ordinary -5 13/08/2025 n/a -21 Ordinary -21 13/08/2025 n/a 1,740 Ordinary 1,740 13/08/2025 n/a 21,771 Ordinary 21,771 13/08/2025 n/a -18,136 Ordinary -18,136 13/08/2025 117.84 243 Ordinary 243 STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED SSGA FUNDS MANAGEMENT, INC. Collateral received Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out Transfer in Lend - for stock lend Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out Collateral received STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in SSGA FUNDS MANAGEMENT, INC. Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED Transfer in SSGA FUNDS MANAGEMENT, INC. Transfer in STATE STREET BANK AND TRUST COMPANY

604 Page 74 19-Jan-2026 13/08/2025 117.84 89 Ordinary 89 14/08/2025 115.00 -76 Ordinary -76 14/08/2025 113.45 -266 Ordinary -266 14/08/2025 113.63 156 Ordinary 156 14/08/2025 n/a 119,515 Ordinary 119,515 14/08/2025 n/a 30,485 Ordinary 30,485 14/08/2025 n/a 1,400 Ordinary 1,400 14/08/2025 113.45 -4,260 Ordinary -4,260 14/08/2025 113.85 -2,263 Ordinary -2,263 14/08/2025 n/a 609 Ordinary 609 14/08/2025 n/a 22 Ordinary 22 14/08/2025 n/a -92 Ordinary -92 14/08/2025 113.45 -149 Ordinary -149 15/08/2025 n/a 6,263 Ordinary 6,263 15/08/2025 n/a 466 Ordinary 466 15/08/2025 n/a 3,389 Ordinary 3,389 15/08/2025 n/a -10,118 Ordinary -10,118 15/08/2025 n/a -791 Ordinary -791 15/08/2025 n/a -1,400 Ordinary -1,400 15/08/2025 n/a 1,400 Ordinary 1,400 15/08/2025 n/a -3,277 Ordinary -3,277 15/08/2025 n/a 2,486 Ordinary 2,486 15/08/2025 n/a -1 Ordinary -1 15/08/2025 n/a 1 Ordinary 1 15/08/2025 113.94 -725 Ordinary -725 15/08/2025 n/a -764 Ordinary -764 15/08/2025 n/a 764 Ordinary 764 15/08/2025 n/a -378 Ordinary -378 15/08/2025 n/a 378 Ordinary 378 15/08/2025 n/a -6,418 Ordinary -6,418 15/08/2025 n/a 6,418 Ordinary 6,418 15/08/2025 n/a -2,798 Ordinary -2,798 15/08/2025 n/a 2,843 Ordinary 2,843 15/08/2025 n/a -648 Ordinary -648 15/08/2025 n/a 648 Ordinary 648 15/08/2025 n/a -3,379 Ordinary -3,379 15/08/2025 n/a 3,379 Ordinary 3,379 15/08/2025 n/a -43,331 Ordinary -43,331 15/08/2025 n/a 43,331 Ordinary 43,331 15/08/2025 n/a -8,865 Ordinary -8,865 15/08/2025 n/a 9,159 Ordinary 9,159 Borrow - for stock borrows Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. Borrow - for stock borrows Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Borrow - for stock borrows Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out Borrow - for stock borrows Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Collateral received SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED

604 Page 75 19-Jan-2026 15/08/2025 n/a -16,954 Ordinary -16,954 15/08/2025 n/a 32,316 Ordinary 32,316 15/08/2025 n/a -34,881 Ordinary -34,881 15/08/2025 n/a 34,881 Ordinary 34,881 15/08/2025 n/a -58,726 Ordinary -58,726 15/08/2025 n/a 58,726 Ordinary 58,726 15/08/2025 114.62 1,404 Ordinary 1,404 15/08/2025 115.05 89 Ordinary 89 15/08/2025 115.05 -1,373 Ordinary -1,373 18/08/2025 113.30 -948 Ordinary -948 18/08/2025 113.30 -341 Ordinary -341 18/08/2025 113.30 -30,701 Ordinary -30,701 18/08/2025 113.30 726 Ordinary 726 18/08/2025 n/a 4,283 Ordinary 4,283 18/08/2025 n/a -236 Ordinary -236 18/08/2025 n/a -636 Ordinary -636 18/08/2025 n/a -1,522 Ordinary -1,522 18/08/2025 n/a -4,047 Ordinary -4,047 18/08/2025 n/a 1,522 Ordinary 1,522 18/08/2025 113.30 948 Ordinary 948 18/08/2025 n/a -73 Ordinary -73 18/08/2025 n/a 166 Ordinary 166 18/08/2025 n/a 31 Ordinary 31 18/08/2025 113.30 117 Ordinary 117 18/08/2025 113.30 -801 Ordinary -801 18/08/2025 113.30 -890 Ordinary -890 18/08/2025 113.30 389 Ordinary 389 18/08/2025 113.30 341 Ordinary 341 19/08/2025 113.05 202 Ordinary 202 19/08/2025 113.05 -533 Ordinary -533 19/08/2025 n/a -75 Ordinary -75 19/08/2025 n/a -50,000 Ordinary -50,000 19/08/2025 n/a 75 Ordinary 75 19/08/2025 n/a 10,000 Ordinary 10,000 19/08/2025 n/a -726 Ordinary -726 19/08/2025 n/a -34,093 Ordinary -34,093 19/08/2025 n/a -7,029 Ordinary -7,029 19/08/2025 n/a -19,138 Ordinary -19,138 19/08/2025 n/a -10,290 Ordinary -10,290 19/08/2025 n/a -55,292 Ordinary -55,292 19/08/2025 n/a -335,835 Ordinary -335,835 STATE STREET GLOBAL ADVISORS LIMITED Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS LIMITED Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Lend - for stock lend Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Transfer out Transfer in SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED Transfer out

604 Page 76 19-Jan-2026 19/08/2025 n/a -31,961 Ordinary -31,961 19/08/2025 n/a 714 Ordinary 714 19/08/2025 n/a 5,354 Ordinary 5,354 19/08/2025 n/a 70 Ordinary 70 19/08/2025 n/a 759 Ordinary 759 19/08/2025 n/a 3,835 Ordinary 3,835 19/08/2025 n/a 53 Ordinary 53 19/08/2025 n/a 125 Ordinary 125 19/08/2025 n/a 6,155 Ordinary 6,155 19/08/2025 n/a 4 Ordinary 4 19/08/2025 n/a 53 Ordinary 53 19/08/2025 n/a 68 Ordinary 68 19/08/2025 n/a 221 Ordinary 221 19/08/2025 n/a 556 Ordinary 556 19/08/2025 n/a 21,434 Ordinary 21,434 19/08/2025 n/a 6,952 Ordinary 6,952 19/08/2025 n/a 822 Ordinary 822 19/08/2025 n/a 718 Ordinary 718 19/08/2025 113.05 45 Ordinary 45 19/08/2025 n/a 56 Ordinary 56 19/08/2025 n/a 481 Ordinary 481 19/08/2025 113.05 92 Ordinary 92 20/08/2025 112.90 -1,170 Ordinary -1,170 20/08/2025 112.90 968 Ordinary 968 20/08/2025 112.90 1,108 Ordinary 1,108 20/08/2025 n/a -119,515 Ordinary -119,515 20/08/2025 n/a -20,815 Ordinary -20,815 20/08/2025 n/a -19,309 Ordinary -19,309 20/08/2025 n/a -30,485 Ordinary -30,485 20/08/2025 n/a -58 Ordinary -58 20/08/2025 n/a -40,914 Ordinary -40,914 20/08/2025 n/a -9,086 Ordinary -9,086 20/08/2025 n/a -12,171 Ordinary -12,171 20/08/2025 n/a 58 Ordinary 58 20/08/2025 n/a -47 Ordinary -47 20/08/2025 n/a 550,000 Ordinary 550,000 20/08/2025 n/a 300,000 Ordinary 300,000 20/08/2025 n/a 10,633 Ordinary 10,633 20/08/2025 n/a 5,041 Ordinary 5,041 20/08/2025 n/a 1,538 Ordinary 1,538 20/08/2025 n/a -714 Ordinary -714 Lend - for stock lend Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY

604 Page 77 19-Jan-2026 20/08/2025 n/a -5,354 Ordinary -5,354 20/08/2025 n/a -70 Ordinary -70 20/08/2025 n/a -759 Ordinary -759 20/08/2025 n/a -3,835 Ordinary -3,835 20/08/2025 n/a -53 Ordinary -53 20/08/2025 n/a -125 Ordinary -125 20/08/2025 n/a -6,155 Ordinary -6,155 20/08/2025 n/a -4 Ordinary -4 20/08/2025 n/a -53 Ordinary -53 20/08/2025 n/a -68 Ordinary -68 20/08/2025 n/a -221 Ordinary -221 20/08/2025 n/a -556 Ordinary -556 20/08/2025 n/a -21,434 Ordinary -21,434 20/08/2025 n/a -6,952 Ordinary -6,952 20/08/2025 n/a -822 Ordinary -822 20/08/2025 n/a -718 Ordinary -718 20/08/2025 n/a -1,400 Ordinary -1,400 20/08/2025 n/a 1,400 Ordinary 1,400 20/08/2025 n/a -2,486 Ordinary -2,486 20/08/2025 n/a 2,486 Ordinary 2,486 20/08/2025 n/a -1 Ordinary -1 20/08/2025 n/a 1 Ordinary 1 20/08/2025 112.90 -5,488 Ordinary -5,488 20/08/2025 n/a -764 Ordinary -764 20/08/2025 n/a 764 Ordinary 764 20/08/2025 n/a -378 Ordinary -378 20/08/2025 n/a 378 Ordinary 378 20/08/2025 n/a -6,418 Ordinary -6,418 20/08/2025 n/a 6,418 Ordinary 6,418 20/08/2025 n/a -2,826 Ordinary -2,826 20/08/2025 n/a 3,194 Ordinary 3,194 20/08/2025 n/a -648 Ordinary -648 20/08/2025 n/a 648 Ordinary 648 20/08/2025 n/a -3,379 Ordinary -3,379 20/08/2025 n/a 3,379 Ordinary 3,379 20/08/2025 n/a -43,497 Ordinary -43,497 20/08/2025 n/a 43,497 Ordinary 43,497 20/08/2025 n/a -9,671 Ordinary -9,671 20/08/2025 n/a 10,898 Ordinary 10,898 20/08/2025 n/a 1,534 Ordinary 1,534 20/08/2025 n/a -32,316 Ordinary -32,316 20/08/2025 n/a 32,316 Ordinary 32,316 STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Borrow - for stock borrows Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY

604 Page 78 19-Jan-2026 20/08/2025 n/a -34,881 Ordinary -34,881 20/08/2025 n/a 34,881 Ordinary 34,881 20/08/2025 n/a -58,726 Ordinary -58,726 20/08/2025 n/a 58,726 Ordinary 58,726 20/08/2025 112.90 -868 Ordinary -868 21/08/2025 n/a 62,800 Ordinary 62,800 21/08/2025 n/a 204,000 Ordinary 204,000 21/08/2025 n/a -17,605 Ordinary -17,605 21/08/2025 n/a 187 Ordinary 187 21/08/2025 n/a 489 Ordinary 489 21/08/2025 n/a 399 Ordinary 399 21/08/2025 n/a 7,444 Ordinary 7,444 21/08/2025 n/a 9,086 Ordinary 9,086 21/08/2025 114.01 7,266 Ordinary 7,266 21/08/2025 n/a -11 Ordinary -11 21/08/2025 n/a 25 Ordinary 25 21/08/2025 114.01 237 Ordinary 237 21/08/2025 114.01 115 Ordinary 115 22/08/2025 112.70 -1,415 Ordinary -1,415 22/08/2025 112.71 -1,017 Ordinary -1,017 22/08/2025 n/a -9,440 Ordinary -9,440 22/08/2025 n/a -15,041 Ordinary -15,041 22/08/2025 n/a 7,630 Ordinary 7,630 22/08/2025 n/a -550,000 Ordinary -550,000 22/08/2025 n/a -300,000 Ordinary -300,000 22/08/2025 n/a -1,400 Ordinary -1,400 22/08/2025 n/a 1,400 Ordinary 1,400 22/08/2025 n/a -2,486 Ordinary -2,486 22/08/2025 n/a 2,486 Ordinary 2,486 22/08/2025 n/a -1 Ordinary -1 22/08/2025 n/a 1 Ordinary 1 22/08/2025 112.71 3,155 Ordinary 3,155 22/08/2025 112.71 45 Ordinary 45 22/08/2025 112.71 5,015 Ordinary 5,015 22/08/2025 n/a -764 Ordinary -764 22/08/2025 n/a 764 Ordinary 764 22/08/2025 n/a -378 Ordinary -378 22/08/2025 n/a 378 Ordinary 378 22/08/2025 n/a -6,418 Ordinary -6,418 22/08/2025 n/a 6,418 Ordinary 6,418 22/08/2025 n/a -3,183 Ordinary -3,183 Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows Collateral received Transfer out Collateral received Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Borrow - for stock borrows Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Borrow - for stock borrows STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY

604 Page 79 19-Jan-2026 22/08/2025 n/a 3,160 Ordinary 3,160 22/08/2025 n/a -648 Ordinary -648 22/08/2025 n/a -3,379 Ordinary -3,379 22/08/2025 n/a 3,379 Ordinary 3,379 22/08/2025 n/a -43,497 Ordinary -43,497 22/08/2025 n/a 43,497 Ordinary 43,497 22/08/2025 n/a -10,923 Ordinary -10,923 22/08/2025 n/a 10,963 Ordinary 10,963 22/08/2025 n/a -1,534 Ordinary -1,534 22/08/2025 n/a 1,534 Ordinary 1,534 22/08/2025 n/a 3,699 Ordinary 3,699 22/08/2025 n/a -32,316 Ordinary -32,316 22/08/2025 n/a 32,316 Ordinary 32,316 22/08/2025 n/a -34,881 Ordinary -34,881 22/08/2025 n/a 34,881 Ordinary 34,881 22/08/2025 n/a -58,726 Ordinary -58,726 22/08/2025 n/a 58,726 Ordinary 58,726 22/08/2025 112.70 -2,411 Ordinary -2,411 22/08/2025 112.71 339 Ordinary 339 22/08/2025 112.71 79 Ordinary 79 25/08/2025 n/a -2,907 Ordinary -2,907 25/08/2025 n/a 190,000 Ordinary 190,000 25/08/2025 n/a -1 Ordinary -1 25/08/2025 n/a 1,702 Ordinary 1,702 25/08/2025 n/a 20,641 Ordinary 20,641 25/08/2025 n/a 1 Ordinary 1 25/08/2025 n/a 1,205 Ordinary 1,205 25/08/2025 n/a 7,630 Ordinary 7,630 25/08/2025 115.42 1,239 Ordinary 1,239 25/08/2025 n/a 206 Ordinary 206 25/08/2025 n/a 7,424 Ordinary 7,424 25/08/2025 n/a 169 Ordinary 169 25/08/2025 n/a 365 Ordinary 365 25/08/2025 115.42 -1,024 Ordinary -1,024 26/08/2025 115.42 1,432 Ordinary 1,432 26/08/2025 115.42 212 Ordinary 212 26/08/2025 114.95 194 Ordinary 194 26/08/2025 115.42 672 Ordinary 672 26/08/2025 115.42 2,543 Ordinary 2,543 26/08/2025 n/a -40 Ordinary -40 26/08/2025 n/a -29,200 Ordinary -29,200 26/08/2025 n/a -677 Ordinary -677 Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows Collateral received Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend

604 Page 80 19-Jan-2026 26/08/2025 n/a -232 Ordinary -232 26/08/2025 n/a 17,200 Ordinary 17,200 26/08/2025 n/a 315 Ordinary 315 26/08/2025 n/a 40 Ordinary 40 26/08/2025 n/a 362 Ordinary 362 26/08/2025 115.42 295 Ordinary 295 26/08/2025 115.42 17,103 Ordinary 17,103 26/08/2025 115.42 1,681 Ordinary 1,681 26/08/2025 115.42 1,288 Ordinary 1,288 26/08/2025 115.42 1,114 Ordinary 1,114 26/08/2025 115.42 237,072 Ordinary 237,072 26/08/2025 115.42 561 Ordinary 561 26/08/2025 115.42 32,601 Ordinary 32,601 26/08/2025 115.42 447 Ordinary 447 26/08/2025 115.42 25,977 Ordinary 25,977 26/08/2025 115.42 -1,288 Ordinary -1,288 26/08/2025 115.42 -561 Ordinary -561 26/08/2025 115.42 -447 Ordinary -447 26/08/2025 115.42 -1,114 Ordinary -1,114 26/08/2025 115.42 -110 Ordinary -110 26/08/2025 115.42 -974 Ordinary -974 26/08/2025 115.42 8,050 Ordinary 8,050 26/08/2025 115.42 2,854 Ordinary 2,854 26/08/2025 n/a -120 Ordinary -120 26/08/2025 n/a 193 Ordinary 193 26/08/2025 115.42 974 Ordinary 974 26/08/2025 115.42 577 Ordinary 577 26/08/2025 115.42 90,044 Ordinary 90,044 26/08/2025 115.42 86 Ordinary 86 26/08/2025 115.42 -181 Ordinary -181 26/08/2025 115.42 300 Ordinary 300 26/08/2025 115.42 -4,891 Ordinary -4,891 26/08/2025 115.42 -295 Ordinary -295 26/08/2025 115.42 -1,681 Ordinary -1,681 26/08/2025 115.42 -577 Ordinary -577 26/08/2025 115.42 49 Ordinary 49 27/08/2025 116.63 -854 Ordinary -854 27/08/2025 116.63 -848 Ordinary -848 27/08/2025 116.63 -1,153 Ordinary -1,153 27/08/2025 n/a -1,764 Ordinary -1,764 27/08/2025 n/a -85 Ordinary -85 27/08/2025 n/a -194 Ordinary -194 Transfer out Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Transfer out Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out Transfer out Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS, LTD. STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out Transfer in Transfer in Collateral received Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out SSGA FUNDS MANAGEMENT, INC. Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY

604 Page 81 19-Jan-2026 27/08/2025 n/a 4,478 Ordinary 4,478 27/08/2025 n/a 1,958 Ordinary 1,958 27/08/2025 n/a 85 Ordinary 85 27/08/2025 n/a -6,150 Ordinary -6,150 27/08/2025 n/a -232 Ordinary -232 27/08/2025 n/a -10,188 Ordinary -10,188 27/08/2025 n/a 1,534 Ordinary 1,534 27/08/2025 n/a 138 Ordinary 138 27/08/2025 n/a 324,852 Ordinary 324,852 27/08/2025 116.63 16 Ordinary 16 27/08/2025 116.63 32 Ordinary 32 27/08/2025 n/a -2 Ordinary -2 27/08/2025 n/a -1,757 Ordinary -1,757 27/08/2025 116.66 -172 Ordinary -172 27/08/2025 116.63 702 Ordinary 702 27/08/2025 116.63 92 Ordinary 92 27/08/2025 116.63 253 Ordinary 253 27/08/2025 116.63 -89 Ordinary -89 27/08/2025 116.63 -294 Ordinary -294 27/08/2025 116.63 1,153 Ordinary 1,153 27/08/2025 116.63 848 Ordinary 848 28/08/2025 115.09 -236 Ordinary -236 28/08/2025 n/a -19 Ordinary -19 28/08/2025 n/a -2,968 Ordinary -2,968 28/08/2025 n/a 1 Ordinary 1 28/08/2025 n/a 81 Ordinary 81 28/08/2025 n/a -195 Ordinary -195 28/08/2025 n/a -882 Ordinary -882 28/08/2025 n/a -81 Ordinary -81 28/08/2025 n/a 214 Ordinary 214 28/08/2025 n/a 580 Ordinary 580 28/08/2025 n/a 301 Ordinary 301 28/08/2025 n/a -2,860 Ordinary -2,860 28/08/2025 116.32 348 Ordinary 348 28/08/2025 n/a -30 Ordinary -30 28/08/2025 n/a -158 Ordinary -158 28/08/2025 n/a -3,456 Ordinary -3,456 28/08/2025 115.41 117 Ordinary 117 29/08/2025 115.47 -1,390 Ordinary -1,390 29/08/2025 115.47 -856 Ordinary -856 29/08/2025 n/a -658 Ordinary -658 STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED SSGA FUNDS MANAGEMENT, INC. Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend

604 Page 82 19-Jan-2026 29/08/2025 n/a -503 Ordinary -503 29/08/2025 n/a -9,897 Ordinary -9,897 29/08/2025 n/a 12,600 Ordinary 12,600 29/08/2025 n/a -333 Ordinary -333 29/08/2025 n/a -1,156 Ordinary -1,156 29/08/2025 n/a -48,511 Ordinary -48,511 29/08/2025 n/a 2,280 Ordinary 2,280 29/08/2025 n/a 45 Ordinary 45 29/08/2025 n/a -3,151 Ordinary -3,151 29/08/2025 n/a 983 Ordinary 983 29/08/2025 n/a 581 Ordinary 581 29/08/2025 n/a -321,992 Ordinary -321,992 29/08/2025 115.47 -48,151 Ordinary -48,151 29/08/2025 115.75 -530 Ordinary -530 29/08/2025 115.47 -408 Ordinary -408 29/08/2025 n/a -26 Ordinary -26 29/08/2025 n/a 73 Ordinary 73 29/08/2025 n/a -243 Ordinary -243 29/08/2025 n/a 5,976 Ordinary 5,976 29/08/2025 n/a -7,608 Ordinary -7,608 29/08/2025 115.47 -2,769 Ordinary -2,769 29/08/2025 115.47 -3,184 Ordinary -3,184 29/08/2025 115.47 585 Ordinary 585 29/08/2025 115.47 -119 Ordinary -119 01/09/2025 114.33 984 Ordinary 984 01/09/2025 n/a 7,513 Ordinary 7,513 01/09/2025 n/a -15,361 Ordinary -15,361 01/09/2025 n/a 6,601 Ordinary 6,601 01/09/2025 n/a -29,480 Ordinary -29,480 01/09/2025 n/a 1,247 Ordinary 1,247 02/09/2025 114.44 1,946 Ordinary 1,946 02/09/2025 114.42 254 Ordinary 254 02/09/2025 114.44 -556 Ordinary -556 02/09/2025 n/a -30,000 Ordinary -30,000 02/09/2025 n/a -249,261 Ordinary -249,261 02/09/2025 n/a 1,923 Ordinary 1,923 02/09/2025 n/a -1,331 Ordinary -1,331 02/09/2025 n/a -2,000 Ordinary -2,000 02/09/2025 n/a -662 Ordinary -662 02/09/2025 114.44 -262 Ordinary -262 02/09/2025 113.99 -146,070 Ordinary -146,070 STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Transfer out Lend - for stock lend Transfer in Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS ASIA LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Transfer in Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Lend - for stock lend Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY

604 Page 83 19-Jan-2026 02/09/2025 n/a 79 Ordinary 79 02/09/2025 n/a -116 Ordinary -116 02/09/2025 114.44 351 Ordinary 351 02/09/2025 114.44 336 Ordinary 336 02/09/2025 114.44 115 Ordinary 115 02/09/2025 114.44 52 Ordinary 52 02/09/2025 114.44 115 Ordinary 115 03/09/2025 113.57 314 Ordinary 314 03/09/2025 n/a -45,780 Ordinary -45,780 03/09/2025 n/a 116 Ordinary 116 03/09/2025 n/a -116 Ordinary -116 03/09/2025 n/a -62,800 Ordinary -62,800 03/09/2025 n/a 2,394 Ordinary 2,394 03/09/2025 n/a 1,670 Ordinary 1,670 03/09/2025 113.57 -314 Ordinary -314 03/09/2025 113.57 -122 Ordinary -122 03/09/2025 113.57 84 Ordinary 84 03/09/2025 n/a -56 Ordinary -56 03/09/2025 n/a 243 Ordinary 243 03/09/2025 113.55 431 Ordinary 431 03/09/2025 113.57 117 Ordinary 117 03/09/2025 113.57 585 Ordinary 585 03/09/2025 113.57 78 Ordinary 78 04/09/2025 116.15 3,892 Ordinary 3,892 04/09/2025 116.15 192 Ordinary 192 04/09/2025 n/a 22,402 Ordinary 22,402 04/09/2025 n/a 129 Ordinary 129 04/09/2025 n/a 169 Ordinary 169 04/09/2025 n/a -298 Ordinary -298 04/09/2025 n/a 1 Ordinary 1 04/09/2025 n/a -1 Ordinary -1 04/09/2025 n/a 305 Ordinary 305 04/09/2025 n/a 1,099 Ordinary 1,099 04/09/2025 116.15 207 Ordinary 207 04/09/2025 116.15 17 Ordinary 17 04/09/2025 114.60 -2,768 Ordinary -2,768 05/09/2025 117.23 -48,306 Ordinary -48,306 05/09/2025 117.23 -1,674 Ordinary -1,674 05/09/2025 n/a -1,400 Ordinary -1,400 05/09/2025 n/a 900 Ordinary 900 05/09/2025 n/a -10,116 Ordinary -10,116 STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS LIMITED Transfer out Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Borrow - for stock borrows Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in

604 Page 84 19-Jan-2026 05/09/2025 n/a 10,116 Ordinary 10,116 05/09/2025 n/a -1 Ordinary -1 05/09/2025 n/a 1 Ordinary 1 05/09/2025 115.40 69 Ordinary 69 05/09/2025 117.23 48,131 Ordinary 48,131 05/09/2025 n/a -500 Ordinary -500 05/09/2025 n/a -764 Ordinary -764 05/09/2025 n/a 764 Ordinary 764 05/09/2025 n/a -378 Ordinary -378 05/09/2025 n/a 378 Ordinary 378 05/09/2025 n/a -6,418 Ordinary -6,418 05/09/2025 n/a 6,418 Ordinary 6,418 05/09/2025 n/a -3,479 Ordinary -3,479 05/09/2025 n/a 3,428 Ordinary 3,428 05/09/2025 n/a -3,379 Ordinary -3,379 05/09/2025 n/a 3,379 Ordinary 3,379 05/09/2025 n/a -43,497 Ordinary -43,497 05/09/2025 n/a 43,497 Ordinary 43,497 05/09/2025 n/a -10,905 Ordinary -10,905 05/09/2025 n/a 10,678 Ordinary 10,678 05/09/2025 n/a -1,534 Ordinary -1,534 05/09/2025 n/a 1,534 Ordinary 1,534 05/09/2025 n/a -38,292 Ordinary -38,292 05/09/2025 n/a 38,292 Ordinary 38,292 05/09/2025 n/a -34,881 Ordinary -34,881 05/09/2025 n/a 34,881 Ordinary 34,881 05/09/2025 n/a -51,118 Ordinary -51,118 05/09/2025 n/a 51,118 Ordinary 51,118 05/09/2025 117.23 115 Ordinary 115 08/09/2025 118.21 -8,958 Ordinary -8,958 08/09/2025 n/a -3,198 Ordinary -3,198 08/09/2025 n/a 3,734 Ordinary 3,734 08/09/2025 n/a 1,608 Ordinary 1,608 08/09/2025 n/a 263 Ordinary 263 08/09/2025 n/a 384 Ordinary 384 08/09/2025 n/a -66,876 Ordinary -66,876 08/09/2025 n/a -1,156 Ordinary -1,156 08/09/2025 n/a 3,198 Ordinary 3,198 08/09/2025 n/a 64,884 Ordinary 64,884 08/09/2025 n/a 122 Ordinary 122 08/09/2025 n/a 1,400 Ordinary 1,400 08/09/2025 n/a 777 Ordinary 777 STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows

604 Page 85 19-Jan-2026 08/09/2025 n/a -122 Ordinary -122 08/09/2025 n/a 116 Ordinary 116 08/09/2025 n/a 2 Ordinary 2 08/09/2025 n/a -2 Ordinary -2 08/09/2025 n/a 10,116 Ordinary 10,116 08/09/2025 n/a -10,116 Ordinary -10,116 08/09/2025 118.21 -1,232 Ordinary -1,232 08/09/2025 118.21 1,298 Ordinary 1,298 08/09/2025 n/a 48 Ordinary 48 08/09/2025 n/a 18 Ordinary 18 09/09/2025 116.81 196 Ordinary 196 09/09/2025 116.94 -65 Ordinary -65 09/09/2025 116.94 837 Ordinary 837 09/09/2025 116.94 -433 Ordinary -433 09/09/2025 n/a 129,451 Ordinary 129,451 09/09/2025 n/a 25,594 Ordinary 25,594 09/09/2025 n/a -36,489 Ordinary -36,489 09/09/2025 n/a -143,079 Ordinary -143,079 09/09/2025 n/a -46,716 Ordinary -46,716 09/09/2025 n/a -2,254 Ordinary -2,254 09/09/2025 n/a -2,165 Ordinary -2,165 09/09/2025 n/a -6,601 Ordinary -6,601 09/09/2025 n/a -1,078 Ordinary -1,078 09/09/2025 n/a -13,757 Ordinary -13,757 09/09/2025 n/a -118,811 Ordinary -118,811 09/09/2025 n/a 923 Ordinary 923 09/09/2025 n/a -52,435 Ordinary -52,435 09/09/2025 n/a -2,512 Ordinary -2,512 09/09/2025 n/a 1 Ordinary 1 09/09/2025 n/a -1 Ordinary -1 09/09/2025 n/a -10,116 Ordinary -10,116 09/09/2025 n/a -900 Ordinary -900 09/09/2025 n/a 11,039 Ordinary 11,039 09/09/2025 116.94 1,092 Ordinary 1,092 09/09/2025 n/a 23 Ordinary 23 09/09/2025 n/a -63 Ordinary -63 09/09/2025 n/a -58 Ordinary -58 09/09/2025 116.94 46 Ordinary 46 09/09/2025 116.94 161 Ordinary 161 09/09/2025 117.55 94 Ordinary 94 10/09/2025 114.57 -2,319 Ordinary -2,319 Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS, LTD. Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED Collateral received Borrow - for stock borrows Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Lend - for stock lend Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows Transfer in

604 Page 86 19-Jan-2026 10/09/2025 114.58 -29,353 Ordinary -29,353 10/09/2025 115.00 2,193 Ordinary 2,193 10/09/2025 114.57 -1,395 Ordinary -1,395 10/09/2025 114.57 342 Ordinary 342 10/09/2025 n/a -1,378 Ordinary -1,378 10/09/2025 n/a 100,000 Ordinary 100,000 10/09/2025 n/a -3,566 Ordinary -3,566 10/09/2025 n/a 3,566 Ordinary 3,566 10/09/2025 n/a -2,399 Ordinary -2,399 10/09/2025 n/a 3 Ordinary 3 10/09/2025 n/a 5 Ordinary 5 10/09/2025 n/a 4,565 Ordinary 4,565 10/09/2025 n/a 39 Ordinary 39 10/09/2025 n/a -1,665 Ordinary -1,665 10/09/2025 n/a -11,039 Ordinary -11,039 10/09/2025 n/a 11,061 Ordinary 11,061 10/09/2025 n/a -1 Ordinary -1 10/09/2025 n/a 1 Ordinary 1 10/09/2025 115.00 179 Ordinary 179 10/09/2025 114.57 -196 Ordinary -196 10/09/2025 114.57 276 Ordinary 276 10/09/2025 115.00 627 Ordinary 627 10/09/2025 115.00 45 Ordinary 45 10/09/2025 n/a 22 Ordinary 22 10/09/2025 n/a -764 Ordinary -764 10/09/2025 n/a 764 Ordinary 764 10/09/2025 n/a -378 Ordinary -378 10/09/2025 n/a 378 Ordinary 378 10/09/2025 n/a -6,418 Ordinary -6,418 10/09/2025 n/a 6,418 Ordinary 6,418 10/09/2025 n/a -3,413 Ordinary -3,413 10/09/2025 n/a 3,449 Ordinary 3,449 10/09/2025 n/a -3,379 Ordinary -3,379 10/09/2025 n/a 3,379 Ordinary 3,379 10/09/2025 n/a -43,497 Ordinary -43,497 10/09/2025 n/a 43,497 Ordinary 43,497 10/09/2025 n/a -10,638 Ordinary -10,638 10/09/2025 n/a 11,426 Ordinary 11,426 10/09/2025 n/a -1,534 Ordinary -1,534 10/09/2025 n/a 1,534 Ordinary 1,534 10/09/2025 n/a -38,292 Ordinary -38,292 STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED Collateral received Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY

604 Page 87 19-Jan-2026 10/09/2025 n/a 38,292 Ordinary 38,292 10/09/2025 n/a -34,881 Ordinary -34,881 10/09/2025 n/a 34,881 Ordinary 34,881 10/09/2025 n/a -51,118 Ordinary -51,118 10/09/2025 n/a 51,118 Ordinary 51,118 10/09/2025 114.57 46 Ordinary 46 10/09/2025 114.57 2,319 Ordinary 2,319 10/09/2025 114.58 -60 Ordinary -60 11/09/2025 114.24 -244 Ordinary -244 11/09/2025 114.24 -433 Ordinary -433 11/09/2025 n/a 1,327 Ordinary 1,327 11/09/2025 n/a 33,542 Ordinary 33,542 11/09/2025 n/a -21,180 Ordinary -21,180 11/09/2025 n/a 36,489 Ordinary 36,489 11/09/2025 n/a 9,741 Ordinary 9,741 11/09/2025 n/a 2,443 Ordinary 2,443 11/09/2025 n/a -3 Ordinary -3 11/09/2025 n/a -5 Ordinary -5 11/09/2025 n/a -4,565 Ordinary -4,565 11/09/2025 n/a -39 Ordinary -39 11/09/2025 114.24 2,065 Ordinary 2,065 11/09/2025 114.24 100 Ordinary 100 11/09/2025 n/a 180 Ordinary 180 11/09/2025 n/a -583 Ordinary -583 11/09/2025 114.30 1,477 Ordinary 1,477 12/09/2025 n/a -18,540 Ordinary -18,540 12/09/2025 n/a -11,061 Ordinary -11,061 12/09/2025 n/a 11,061 Ordinary 11,061 12/09/2025 n/a -1 Ordinary -1 12/09/2025 n/a 1 Ordinary 1 12/09/2025 115.44 56 Ordinary 56 12/09/2025 115.44 1,180 Ordinary 1,180 12/09/2025 n/a -764 Ordinary -764 12/09/2025 n/a 764 Ordinary 764 12/09/2025 n/a -378 Ordinary -378 12/09/2025 n/a 378 Ordinary 378 12/09/2025 n/a -6,418 Ordinary -6,418 12/09/2025 n/a 6,418 Ordinary 6,418 12/09/2025 n/a -3,629 Ordinary -3,629 12/09/2025 n/a 3,511 Ordinary 3,511 12/09/2025 n/a -3,379 Ordinary -3,379 Collateral received Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Collateral received Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Transfer in SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. SSGA FUNDS MANAGEMENT, INC. Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED

604 Page 88 19-Jan-2026 12/09/2025 n/a 3,379 Ordinary 3,379 12/09/2025 n/a -43,497 Ordinary -43,497 12/09/2025 n/a 39,489 Ordinary 39,489 12/09/2025 n/a -10,843 Ordinary -10,843 12/09/2025 n/a 10,633 Ordinary 10,633 12/09/2025 n/a -1,534 Ordinary -1,534 12/09/2025 n/a 1,534 Ordinary 1,534 12/09/2025 n/a -38,292 Ordinary -38,292 12/09/2025 n/a 41,943 Ordinary 41,943 12/09/2025 n/a -34,881 Ordinary -34,881 12/09/2025 n/a 34,881 Ordinary 34,881 12/09/2025 n/a -51,118 Ordinary -51,118 12/09/2025 n/a 51,118 Ordinary 51,118 12/09/2025 115.44 468 Ordinary 468 12/09/2025 115.44 228 Ordinary 228 12/09/2025 115.44 184 Ordinary 184 12/09/2025 115.63 -5,257 Ordinary -5,257 15/09/2025 115.31 -700 Ordinary -700 15/09/2025 n/a -2,893 Ordinary -2,893 15/09/2025 n/a 378 Ordinary 378 15/09/2025 n/a 1,400 Ordinary 1,400 15/09/2025 n/a -378 Ordinary -378 15/09/2025 n/a -11,061 Ordinary -11,061 15/09/2025 n/a 11,061 Ordinary 11,061 15/09/2025 n/a -1 Ordinary -1 15/09/2025 n/a 1 Ordinary 1 15/09/2025 n/a -764 Ordinary -764 15/09/2025 n/a 764 Ordinary 764 15/09/2025 n/a -378 Ordinary -378 15/09/2025 n/a 378 Ordinary 378 15/09/2025 n/a -6,418 Ordinary -6,418 15/09/2025 n/a 6,418 Ordinary 6,418 15/09/2025 n/a -3,511 Ordinary -3,511 15/09/2025 n/a 3,428 Ordinary 3,428 15/09/2025 n/a -3,379 Ordinary -3,379 15/09/2025 n/a 3,379 Ordinary 3,379 15/09/2025 n/a -39,489 Ordinary -39,489 15/09/2025 n/a 39,489 Ordinary 39,489 15/09/2025 n/a -10,633 Ordinary -10,633 15/09/2025 n/a 10,546 Ordinary 10,546 15/09/2025 n/a -1,534 Ordinary -1,534 15/09/2025 n/a 1,534 Ordinary 1,534 STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Borrow - for stock borrows Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Borrow - for stock borrows Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Borrow - for stock borrows Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in

604 Page 89 19-Jan-2026 15/09/2025 n/a -41,943 Ordinary -41,943 15/09/2025 n/a 41,943 Ordinary 41,943 15/09/2025 n/a -34,881 Ordinary -34,881 15/09/2025 n/a 34,881 Ordinary 34,881 15/09/2025 n/a -51,118 Ordinary -51,118 15/09/2025 n/a 51,118 Ordinary 51,118 15/09/2025 115.31 252 Ordinary 252 15/09/2025 115.31 207 Ordinary 207 15/09/2025 115.31 184 Ordinary 184 16/09/2025 117.49 2,196 Ordinary 2,196 16/09/2025 117.49 -1,116 Ordinary -1,116 16/09/2025 n/a 1,400 Ordinary 1,400 16/09/2025 116.95 135 Ordinary 135 16/09/2025 117.49 472 Ordinary 472 16/09/2025 n/a 647 Ordinary 647 16/09/2025 n/a -50 Ordinary -50 16/09/2025 n/a 80 Ordinary 80 16/09/2025 117.49 -4,703 Ordinary -4,703 16/09/2025 117.49 69 Ordinary 69 17/09/2025 n/a 17,829 Ordinary 17,829 17/09/2025 n/a -11,420 Ordinary -11,420 17/09/2025 n/a -4,573 Ordinary -4,573 17/09/2025 n/a -753 Ordinary -753 17/09/2025 116.33 6,511 Ordinary 6,511 17/09/2025 n/a -100 Ordinary -100 17/09/2025 n/a -1,227 Ordinary -1,227 17/09/2025 116.33 92 Ordinary 92 17/09/2025 116.33 62,208 Ordinary 62,208 17/09/2025 116.33 75,387 Ordinary 75,387 17/09/2025 116.33 -1,660 Ordinary -1,660 18/09/2025 115.54 -5,876 Ordinary -5,876 18/09/2025 115.54 3,348 Ordinary 3,348 18/09/2025 115.54 6,138 Ordinary 6,138 18/09/2025 115.54 279 Ordinary 279 18/09/2025 n/a 99,218 Ordinary 99,218 18/09/2025 n/a -2,338 Ordinary -2,338 18/09/2025 n/a 2,254 Ordinary 2,254 18/09/2025 n/a -5,583 Ordinary -5,583 18/09/2025 n/a 1,372 Ordinary 1,372 18/09/2025 n/a 1,725 Ordinary 1,725 18/09/2025 n/a 232 Ordinary 232 Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS ASIA LIMITED Lend - for stock lend Transfer out Transfer in Transfer in STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in Lend - for stock lend Transfer out Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Borrow - for stock borrows Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Borrow - for stock borrows STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY

604 Page 90 19-Jan-2026 18/09/2025 n/a 358 Ordinary 358 18/09/2025 n/a 1,020 Ordinary 1,020 18/09/2025 n/a 3,001 Ordinary 3,001 18/09/2025 n/a 113,894 Ordinary 113,894 18/09/2025 n/a 35,885 Ordinary 35,885 18/09/2025 n/a 4,439 Ordinary 4,439 18/09/2025 n/a 3,779 Ordinary 3,779 18/09/2025 n/a 3,780 Ordinary 3,780 18/09/2025 n/a 28,006 Ordinary 28,006 18/09/2025 n/a 396 Ordinary 396 18/09/2025 n/a 3,909 Ordinary 3,909 18/09/2025 n/a 17,655 Ordinary 17,655 18/09/2025 n/a 262 Ordinary 262 18/09/2025 n/a 1,050 Ordinary 1,050 18/09/2025 n/a 32,779 Ordinary 32,779 18/09/2025 n/a 22 Ordinary 22 18/09/2025 n/a 278 Ordinary 278 18/09/2025 n/a 18,582 Ordinary 18,582 18/09/2025 115.54 1,180 Ordinary 1,180 18/09/2025 n/a 18,582 Ordinary 18,582 18/09/2025 n/a 20 Ordinary 20 18/09/2025 n/a 148 Ordinary 148 18/09/2025 115.54 585 Ordinary 585 18/09/2025 115.54 -858 Ordinary -858 19/09/2025 114.00 -2,673 Ordinary -2,673 19/09/2025 114.00 772 Ordinary 772 19/09/2025 114.00 220 Ordinary 220 19/09/2025 114.00 289 Ordinary 289 19/09/2025 114.00 1,571 Ordinary 1,571 19/09/2025 114.00 509 Ordinary 509 19/09/2025 114.00 743 Ordinary 743 19/09/2025 114.00 -7,563 Ordinary -7,563 19/09/2025 114.00 -1,233 Ordinary -1,233 19/09/2025 n/a 15,914 Ordinary 15,914 19/09/2025 n/a 4,300 Ordinary 4,300 19/09/2025 n/a -831 Ordinary -831 19/09/2025 n/a -760 Ordinary -760 19/09/2025 n/a 831 Ordinary 831 19/09/2025 n/a -145 Ordinary -145 19/09/2025 n/a 905 Ordinary 905 19/09/2025 n/a -358 Ordinary -358 STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Collateral received Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Collateral received Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows Collateral received STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Collateral received Collateral received Transfer out Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY

604 Page 91 19-Jan-2026 19/09/2025 n/a -1,020 Ordinary -1,020 19/09/2025 n/a -3,001 Ordinary -3,001 19/09/2025 n/a -113,894 Ordinary -113,894 19/09/2025 n/a -35,885 Ordinary -35,885 19/09/2025 n/a -4,439 Ordinary -4,439 19/09/2025 n/a -3,779 Ordinary -3,779 19/09/2025 n/a -3,780 Ordinary -3,780 19/09/2025 n/a -28,006 Ordinary -28,006 19/09/2025 n/a -396 Ordinary -396 19/09/2025 n/a -3,909 Ordinary -3,909 19/09/2025 n/a -17,655 Ordinary -17,655 19/09/2025 n/a -262 Ordinary -262 19/09/2025 n/a -1,050 Ordinary -1,050 19/09/2025 n/a -32,779 Ordinary -32,779 19/09/2025 n/a -22 Ordinary -22 19/09/2025 n/a -278 Ordinary -278 19/09/2025 114.00 -153 Ordinary -153 19/09/2025 n/a -30,290 Ordinary -30,290 19/09/2025 n/a 30,290 Ordinary 30,290 19/09/2025 n/a -1 Ordinary -1 19/09/2025 n/a 1 Ordinary 1 19/09/2025 114.00 82 Ordinary 82 19/09/2025 114.00 183 Ordinary 183 19/09/2025 114.00 673 Ordinary 673 19/09/2025 114.00 -806 Ordinary -806 19/09/2025 114.00 140 Ordinary 140 19/09/2025 114.00 -800 Ordinary -800 19/09/2025 n/a 2,391 Ordinary 2,391 19/09/2025 n/a -764 Ordinary -764 19/09/2025 n/a 764 Ordinary 764 19/09/2025 n/a -378 Ordinary -378 19/09/2025 n/a 378 Ordinary 378 19/09/2025 n/a -6,418 Ordinary -6,418 19/09/2025 n/a 6,418 Ordinary 6,418 19/09/2025 n/a -3,298 Ordinary -3,298 19/09/2025 n/a 3,494 Ordinary 3,494 19/09/2025 n/a 94 Ordinary 94 19/09/2025 n/a -3,379 Ordinary -3,379 19/09/2025 n/a 3,379 Ordinary 3,379 19/09/2025 n/a -39,489 Ordinary -39,489 19/09/2025 n/a 39,489 Ordinary 39,489 STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received Transfer in Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows Collateral received Borrow - for stock borrows Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Collateral received Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received

604 Page 92 19-Jan-2026 19/09/2025 n/a -9,547 Ordinary -9,547 19/09/2025 n/a 9,708 Ordinary 9,708 19/09/2025 n/a -1,534 Ordinary -1,534 19/09/2025 n/a 1,534 Ordinary 1,534 19/09/2025 n/a -41,943 Ordinary -41,943 19/09/2025 n/a 41,943 Ordinary 41,943 19/09/2025 n/a -34,881 Ordinary -34,881 19/09/2025 n/a 34,881 Ordinary 34,881 19/09/2025 n/a -51,118 Ordinary -51,118 19/09/2025 n/a 51,118 Ordinary 51,118 19/09/2025 114.00 -276 Ordinary -276 19/09/2025 114.00 115 Ordinary 115 19/09/2025 114.00 2,994 Ordinary 2,994 19/09/2025 114.00 -875 Ordinary -875 19/09/2025 114.00 322 Ordinary 322 19/09/2025 114.00 -47,296 Ordinary -47,296 19/09/2025 114.00 -673 Ordinary -673 19/09/2025 114.00 -1,571 Ordinary -1,571 19/09/2025 114.00 -772 Ordinary -772 19/09/2025 114.00 -16,268 Ordinary -16,268 19/09/2025 114.00 -509 Ordinary -509 19/09/2025 114.00 -10,733 Ordinary -10,733 19/09/2025 114.00 -979 Ordinary -979 19/09/2025 114.00 -743 Ordinary -743 19/09/2025 114.00 -15,652 Ordinary -15,652 22/09/2025 116.92 -2,063 Ordinary -2,063 22/09/2025 n/a -6,060 Ordinary -6,060 22/09/2025 n/a 71,606 Ordinary 71,606 22/09/2025 n/a -10,533 Ordinary -10,533 22/09/2025 n/a 43,767 Ordinary 43,767 22/09/2025 n/a 1,216 Ordinary 1,216 22/09/2025 n/a -32,337 Ordinary -32,337 22/09/2025 n/a 25,712 Ordinary 25,712 22/09/2025 n/a 325 Ordinary 325 22/09/2025 n/a 3,710 Ordinary 3,710 22/09/2025 n/a 70,039 Ordinary 70,039 22/09/2025 n/a 41,948 Ordinary 41,948 22/09/2025 n/a 3,754 Ordinary 3,754 22/09/2025 n/a 39,096 Ordinary 39,096 22/09/2025 n/a -77,930 Ordinary -77,930 22/09/2025 n/a 14,070 Ordinary 14,070 STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out Transfer out Collateral received Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Transfer out Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS ASIA LIMITED Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend Lend - for stock lend Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received

604 Page 93 19-Jan-2026 22/09/2025 n/a 109,257 Ordinary 109,257 22/09/2025 n/a 61 Ordinary 61 22/09/2025 n/a 467 Ordinary 467 22/09/2025 n/a -28,102 Ordinary -28,102 22/09/2025 n/a 2,217 Ordinary 2,217 22/09/2025 n/a -91,818 Ordinary -91,818 22/09/2025 n/a 1,023 Ordinary 1,023 22/09/2025 n/a -14,131 Ordinary -14,131 22/09/2025 n/a -1,490 Ordinary -1,490 22/09/2025 n/a 2,512 Ordinary 2,512 22/09/2025 n/a -681 Ordinary -681 22/09/2025 n/a -9,649 Ordinary -9,649 22/09/2025 n/a -3,657 Ordinary -3,657 22/09/2025 n/a -3,754 Ordinary -3,754 22/09/2025 n/a -2,711 Ordinary -2,711 22/09/2025 n/a -70,039 Ordinary -70,039 22/09/2025 n/a -82,516 Ordinary -82,516 22/09/2025 n/a -3,822 Ordinary -3,822 22/09/2025 n/a 80,533 Ordinary 80,533 22/09/2025 n/a -28,102 Ordinary -28,102 22/09/2025 n/a 25,712 Ordinary 25,712 22/09/2025 n/a -1 Ordinary -1 22/09/2025 116.92 2,063 Ordinary 2,063 22/09/2025 116.92 100 Ordinary 100 22/09/2025 n/a -2,391 Ordinary -2,391 22/09/2025 n/a 23 Ordinary 23 22/09/2025 n/a -70 Ordinary -70 22/09/2025 116.92 585 Ordinary 585 22/09/2025 116.92 468 Ordinary 468 23/09/2025 118.28 -746 Ordinary -746 23/09/2025 n/a 199,680 Ordinary 199,680 23/09/2025 n/a 4,069 Ordinary 4,069 23/09/2025 n/a -6,951 Ordinary -6,951 23/09/2025 n/a 6,951 Ordinary 6,951 23/09/2025 n/a -29,467 Ordinary -29,467 23/09/2025 n/a -2,188 Ordinary -2,188 23/09/2025 n/a 2,188 Ordinary 2,188 23/09/2025 n/a -25,712 Ordinary -25,712 23/09/2025 n/a 25,712 Ordinary 25,712 23/09/2025 118.00 4,254 Ordinary 4,254 23/09/2025 118.28 -16,599 Ordinary -16,599 STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Borrow - for stock borrows Lend - for stock lend Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Borrow - for stock borrows Borrow - for stock borrows Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Borrow - for stock borrows Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Transfer out Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Lend - for stock lend Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY

604 Page 94 19-Jan-2026 23/09/2025 118.28 -743 Ordinary -743 23/09/2025 118.28 -6,494 Ordinary -6,494 23/09/2025 118.28 14,414 Ordinary 14,414 23/09/2025 118.28 6,494 Ordinary 6,494 23/09/2025 118.28 746 Ordinary 746 23/09/2025 118.28 88 Ordinary 88 23/09/2025 n/a -764 Ordinary -764 23/09/2025 n/a 764 Ordinary 764 23/09/2025 n/a -378 Ordinary -378 23/09/2025 n/a 378 Ordinary 378 23/09/2025 n/a -6,418 Ordinary -6,418 23/09/2025 n/a 6,418 Ordinary 6,418 23/09/2025 n/a -3,517 Ordinary -3,517 23/09/2025 n/a 3,389 Ordinary 3,389 23/09/2025 n/a -94 Ordinary -94 23/09/2025 n/a 94 Ordinary 94 23/09/2025 n/a -3,379 Ordinary -3,379 23/09/2025 n/a 3,379 Ordinary 3,379 23/09/2025 n/a -39,489 Ordinary -39,489 23/09/2025 n/a 39,489 Ordinary 39,489 23/09/2025 n/a -9,638 Ordinary -9,638 23/09/2025 n/a 9,014 Ordinary 9,014 23/09/2025 n/a -1,534 Ordinary -1,534 23/09/2025 n/a 1,534 Ordinary 1,534 23/09/2025 n/a -41,943 Ordinary -41,943 23/09/2025 n/a 41,943 Ordinary 41,943 23/09/2025 n/a -34,881 Ordinary -34,881 23/09/2025 n/a 34,881 Ordinary 34,881 23/09/2025 n/a -51,118 Ordinary -51,118 23/09/2025 n/a 51,118 Ordinary 51,118 23/09/2025 118.28 585 Ordinary 585 23/09/2025 118.28 168 Ordinary 168 23/09/2025 118.28 230 Ordinary 230 23/09/2025 118.28 743 Ordinary 743 24/09/2025 117.54 3,892 Ordinary 3,892 24/09/2025 n/a -1,960 Ordinary -1,960 24/09/2025 n/a -6,106 Ordinary -6,106 24/09/2025 n/a 3,712 Ordinary 3,712 24/09/2025 n/a -778 Ordinary -778 24/09/2025 n/a -16,640 Ordinary -16,640 24/09/2025 n/a -88,832 Ordinary -88,832 Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received Collateral received

604 Page 95 19-Jan-2026 24/09/2025 n/a 1,419 Ordinary 1,419 24/09/2025 n/a 1,753 Ordinary 1,753 24/09/2025 n/a 1,960 Ordinary 1,960 24/09/2025 n/a -51,066 Ordinary -51,066 24/09/2025 n/a -2,188 Ordinary -2,188 24/09/2025 n/a 2,188 Ordinary 2,188 24/09/2025 n/a -25,712 Ordinary -25,712 24/09/2025 n/a 25,712 Ordinary 25,712 24/09/2025 117.54 -11,949 Ordinary -11,949 24/09/2025 117.54 -54 Ordinary -54 24/09/2025 117.54 244 Ordinary 244 24/09/2025 117.54 610 Ordinary 610 24/09/2025 117.54 -1,686 Ordinary -1,686 24/09/2025 n/a -764 Ordinary -764 24/09/2025 n/a 764 Ordinary 764 24/09/2025 n/a -378 Ordinary -378 24/09/2025 n/a 378 Ordinary 378 24/09/2025 n/a -6,418 Ordinary -6,418 24/09/2025 n/a 6,418 Ordinary 6,418 24/09/2025 n/a -3,389 Ordinary -3,389 24/09/2025 n/a 3,250 Ordinary 3,250 24/09/2025 n/a -94 Ordinary -94 24/09/2025 n/a 94 Ordinary 94 24/09/2025 n/a -3,379 Ordinary -3,379 24/09/2025 n/a 3,379 Ordinary 3,379 24/09/2025 n/a -39,489 Ordinary -39,489 24/09/2025 n/a 39,489 Ordinary 39,489 24/09/2025 n/a -9,014 Ordinary -9,014 24/09/2025 n/a 8,438 Ordinary 8,438 24/09/2025 n/a -1,534 Ordinary -1,534 24/09/2025 n/a 1,534 Ordinary 1,534 24/09/2025 n/a -41,943 Ordinary -41,943 24/09/2025 n/a 41,943 Ordinary 41,943 24/09/2025 n/a -34,881 Ordinary -34,881 24/09/2025 n/a 34,881 Ordinary 34,881 24/09/2025 n/a -51,118 Ordinary -51,118 24/09/2025 n/a 51,118 Ordinary 51,118 24/09/2025 117.54 819 Ordinary 819 24/09/2025 117.54 46 Ordinary 46 24/09/2025 117.54 92 Ordinary 92 25/09/2025 121.77 -422 Ordinary -422 25/09/2025 119.56 -210 Ordinary -210 STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows Transfer out STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Collateral received Transfer in Transfer out STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Collateral received Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, LTD. STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, LTD. STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, LTD. Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows Collateral received STATE STREET BANK AND TRUST COMPANY

604 Page 96 19-Jan-2026 25/09/2025 121.77 -834 Ordinary -834 25/09/2025 121.77 -426 Ordinary -426 25/09/2025 121.70 234 Ordinary 234 25/09/2025 121.77 -2,000 Ordinary -2,000 25/09/2025 n/a -35,700 Ordinary -35,700 25/09/2025 n/a -5,589 Ordinary -5,589 25/09/2025 n/a 1,300 Ordinary 1,300 25/09/2025 119.56 1,951 Ordinary 1,951 25/09/2025 n/a 18 Ordinary 18 25/09/2025 n/a -15 Ordinary -15 25/09/2025 121.77 -1,463 Ordinary -1,463 25/09/2025 119.56 25 Ordinary 25 26/09/2025 123.20 -45,132 Ordinary -45,132 26/09/2025 123.20 633 Ordinary 633 26/09/2025 n/a -1,226 Ordinary -1,226 26/09/2025 n/a 6,256 Ordinary 6,256 26/09/2025 n/a -5,579 Ordinary -5,579 26/09/2025 n/a -2,188 Ordinary -2,188 26/09/2025 n/a 3,488 Ordinary 3,488 26/09/2025 n/a -25,712 Ordinary -25,712 26/09/2025 n/a 24,486 Ordinary 24,486 26/09/2025 123.20 200 Ordinary 200 26/09/2025 n/a 74 Ordinary 74 26/09/2025 n/a -764 Ordinary -764 26/09/2025 n/a 764 Ordinary 764 26/09/2025 n/a -378 Ordinary -378 26/09/2025 n/a 378 Ordinary 378 26/09/2025 n/a -6,418 Ordinary -6,418 26/09/2025 n/a 6,418 Ordinary 6,418 26/09/2025 n/a -3,268 Ordinary -3,268 26/09/2025 n/a 3,099 Ordinary 3,099 26/09/2025 n/a -94 Ordinary -94 26/09/2025 n/a 94 Ordinary 94 26/09/2025 n/a -3,379 Ordinary -3,379 26/09/2025 n/a 3,379 Ordinary 3,379 26/09/2025 n/a -39,489 Ordinary -39,489 26/09/2025 n/a 39,489 Ordinary 39,489 26/09/2025 n/a -8,423 Ordinary -8,423 26/09/2025 n/a 7,917 Ordinary 7,917 26/09/2025 n/a -1,534 Ordinary -1,534 26/09/2025 n/a 1,534 Ordinary 1,534 Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows Collateral received SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Collateral received SSGA FUNDS MANAGEMENT, INC. Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend Collateral received Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Collateral received Lend - for stock lend Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Borrow - for stock borrows Collateral received

604 Page 97 19-Jan-2026 26/09/2025 n/a -41,943 Ordinary -41,943 26/09/2025 n/a 41,943 Ordinary 41,943 26/09/2025 n/a -34,881 Ordinary -34,881 26/09/2025 n/a 34,881 Ordinary 34,881 26/09/2025 n/a -51,118 Ordinary -51,118 26/09/2025 n/a 51,118 Ordinary 51,118 26/09/2025 123.20 84 Ordinary 84 26/09/2025 123.20 69 Ordinary 69 29/09/2025 121.25 -138 Ordinary -138 29/09/2025 121.25 -1,215 Ordinary -1,215 29/09/2025 121.25 -13,049 Ordinary -13,049 29/09/2025 121.25 -1,343 Ordinary -1,343 29/09/2025 121.25 1,343 Ordinary 1,343 29/09/2025 121.25 113 Ordinary 113 29/09/2025 n/a -609 Ordinary -609 29/09/2025 n/a 6,256 Ordinary 6,256 29/09/2025 n/a -609 Ordinary -609 29/09/2025 n/a -609 Ordinary -609 29/09/2025 n/a 113 Ordinary 113 29/09/2025 n/a 5,831 Ordinary 5,831 29/09/2025 n/a 312 Ordinary 312 29/09/2025 n/a 637 Ordinary 637 29/09/2025 n/a -582 Ordinary -582 29/09/2025 121.25 230 Ordinary 230 30/09/2025 122.03 -1,925 Ordinary -1,925 30/09/2025 122.03 -18,195 Ordinary -18,195 30/09/2025 122.03 2,176 Ordinary 2,176 30/09/2025 122.03 57 Ordinary 57 30/09/2025 122.03 -9,030 Ordinary -9,030 30/09/2025 122.03 -4,188 Ordinary -4,188 30/09/2025 n/a 15,270 Ordinary 15,270 30/09/2025 n/a 220 Ordinary 220 30/09/2025 n/a -17,286 Ordinary -17,286 30/09/2025 n/a -27,374 Ordinary -27,374 30/09/2025 n/a 3,822 Ordinary 3,822 30/09/2025 n/a 752 Ordinary 752 30/09/2025 n/a -157,492 Ordinary -157,492 30/09/2025 n/a 3,657 Ordinary 3,657 30/09/2025 n/a 7,702 Ordinary 7,702 30/09/2025 n/a -2,525 Ordinary -2,525 30/09/2025 n/a 11,481 Ordinary 11,481 Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out Lend - for stock lend Lend - for stock lend Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY

604 Page 98 19-Jan-2026 30/09/2025 n/a 2,525 Ordinary 2,525 30/09/2025 n/a 1,756 Ordinary 1,756 30/09/2025 n/a 72 Ordinary 72 30/09/2025 n/a 14 Ordinary 14 30/09/2025 n/a 40 Ordinary 40 30/09/2025 n/a 189 Ordinary 189 30/09/2025 122.03 224 Ordinary 224 30/09/2025 122.03 4,188 Ordinary 4,188 30/09/2025 n/a 57 Ordinary 57 30/09/2025 n/a 3,332 Ordinary 3,332 30/09/2025 n/a -57 Ordinary -57 30/09/2025 122.03 1,041 Ordinary 1,041 30/09/2025 122.03 -147 Ordinary -147 30/09/2025 122.03 46 Ordinary 46 30/09/2025 122.03 -1,507 Ordinary -1,507 30/09/2025 122.03 -1,041 Ordinary -1,041 30/09/2025 122.03 -2,176 Ordinary -2,176 30/09/2025 122.03 -9,986 Ordinary -9,986 30/09/2025 122.03 -154 Ordinary -154 30/09/2025 122.24 -1,361 Ordinary -1,361 30/09/2025 122.03 1,507 Ordinary 1,507 30/09/2025 122.03 -3,695 Ordinary -3,695 30/09/2025 122.03 -5,743 Ordinary -5,743 01/10/2025 122.00 -2,684 Ordinary -2,684 01/10/2025 122.58 429 Ordinary 429 01/10/2025 122.58 5,331 Ordinary 5,331 01/10/2025 122.58 -2,400 Ordinary -2,400 01/10/2025 122.58 -4,377 Ordinary -4,377 01/10/2025 n/a 65 Ordinary 65 01/10/2025 n/a -572 Ordinary -572 01/10/2025 n/a 507 Ordinary 507 01/10/2025 n/a -72 Ordinary -72 01/10/2025 n/a -14 Ordinary -14 01/10/2025 n/a -40 Ordinary -40 01/10/2025 n/a -189 Ordinary -189 01/10/2025 122.58 720 Ordinary 720 01/10/2025 122.00 -290 Ordinary -290 01/10/2025 n/a -68 Ordinary -68 01/10/2025 n/a 4 Ordinary 4 01/10/2025 n/a 366 Ordinary 366 01/10/2025 n/a 4,791 Ordinary 4,791 Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Transfer out Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Transfer out Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS LIMITED Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Transfer out Collateral received Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET GLOBAL ADVISORS LIMITED Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Transfer in Transfer out

604 Page 99 19-Jan-2026 01/10/2025 122.58 420 Ordinary 420 01/10/2025 122.58 115 Ordinary 115 01/10/2025 122.58 -1,713 Ordinary -1,713 01/10/2025 122.58 4,377 Ordinary 4,377 02/10/2025 123.10 -186 Ordinary -186 02/10/2025 124.05 -337 Ordinary -337 02/10/2025 n/a 3,546 Ordinary 3,546 02/10/2025 n/a 1 Ordinary 1 02/10/2025 n/a -2 Ordinary -2 02/10/2025 n/a 7,929 Ordinary 7,929 02/10/2025 n/a -24,591 Ordinary -24,591 02/10/2025 n/a -387 Ordinary -387 02/10/2025 n/a 1,041 Ordinary 1,041 02/10/2025 n/a 15,621 Ordinary 15,621 02/10/2025 n/a -387 Ordinary -387 02/10/2025 124.05 625 Ordinary 625 02/10/2025 124.05 84 Ordinary 84 02/10/2025 124.11 494 Ordinary 494 02/10/2025 123.85 44 Ordinary 44 02/10/2025 n/a -387 Ordinary -387 02/10/2025 n/a 2,354 Ordinary 2,354 02/10/2025 n/a 114 Ordinary 114 02/10/2025 n/a 788 Ordinary 788 02/10/2025 n/a 336 Ordinary 336 02/10/2025 n/a 556 Ordinary 556 02/10/2025 123.10 -284 Ordinary -284 02/10/2025 124.05 -625 Ordinary -625 02/10/2025 124.11 -69 Ordinary -69 02/10/2025 124.05 92 Ordinary 92 02/10/2025 124.05 590 Ordinary 590 03/10/2025 125.06 2,541 Ordinary 2,541 03/10/2025 n/a 1,739 Ordinary 1,739 03/10/2025 n/a 47,622 Ordinary 47,622 03/10/2025 n/a 1 Ordinary 1 03/10/2025 n/a 843 Ordinary 843 03/10/2025 n/a 903 Ordinary 903 03/10/2025 n/a 70,032 Ordinary 70,032 03/10/2025 n/a 1,853 Ordinary 1,853 03/10/2025 n/a 77,365 Ordinary 77,365 03/10/2025 n/a 497 Ordinary 497 03/10/2025 n/a 2,284 Ordinary 2,284 STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Collateral received Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Borrow - for stock borrows Transfer out Lend - for stock lend Lend - for stock lend Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out Transfer in Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED

604 Page 100 19-Jan-2026 03/10/2025 n/a 173 Ordinary 173 03/10/2025 n/a 85 Ordinary 85 03/10/2025 n/a 1,058 Ordinary 1,058 03/10/2025 n/a 48,494 Ordinary 48,494 03/10/2025 n/a 13,438 Ordinary 13,438 03/10/2025 n/a 1,592 Ordinary 1,592 03/10/2025 n/a 1,729 Ordinary 1,729 03/10/2025 n/a 1,526 Ordinary 1,526 03/10/2025 n/a 10,835 Ordinary 10,835 03/10/2025 n/a 470 Ordinary 470 03/10/2025 n/a 1,602 Ordinary 1,602 03/10/2025 n/a 6,656 Ordinary 6,656 03/10/2025 n/a 116 Ordinary 116 03/10/2025 n/a 403 Ordinary 403 03/10/2025 n/a 12,508 Ordinary 12,508 03/10/2025 n/a 9 Ordinary 9 03/10/2025 n/a 176 Ordinary 176 03/10/2025 n/a -9,357 Ordinary -9,357 03/10/2025 n/a 9,357 Ordinary 9,357 03/10/2025 n/a -23,877 Ordinary -23,877 03/10/2025 n/a 23,877 Ordinary 23,877 03/10/2025 n/a -764 Ordinary -764 03/10/2025 n/a 764 Ordinary 764 03/10/2025 n/a -2,354 Ordinary -2,354 03/10/2025 n/a 2,354 Ordinary 2,354 03/10/2025 n/a -378 Ordinary -378 03/10/2025 n/a 378 Ordinary 378 03/10/2025 n/a -6,418 Ordinary -6,418 03/10/2025 n/a 6,418 Ordinary 6,418 03/10/2025 n/a -3,839 Ordinary -3,839 03/10/2025 n/a 4,060 Ordinary 4,060 03/10/2025 n/a -98 Ordinary -98 03/10/2025 n/a 98 Ordinary 98 03/10/2025 n/a -3,379 Ordinary -3,379 03/10/2025 n/a 3,379 Ordinary 3,379 03/10/2025 n/a -3,332 Ordinary -3,332 03/10/2025 n/a 3,332 Ordinary 3,332 03/10/2025 n/a -40,277 Ordinary -40,277 03/10/2025 n/a 40,277 Ordinary 40,277 03/10/2025 n/a -7,980 Ordinary -7,980 03/10/2025 n/a 7,844 Ordinary 7,844 03/10/2025 n/a -1,534 Ordinary -1,534 STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Collateral received Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received

604 Page 101 19-Jan-2026 03/10/2025 n/a 1,534 Ordinary 1,534 03/10/2025 n/a -41,943 Ordinary -41,943 03/10/2025 n/a 41,943 Ordinary 41,943 03/10/2025 n/a -34,881 Ordinary -34,881 03/10/2025 n/a 34,881 Ordinary 34,881 03/10/2025 n/a -51,118 Ordinary -51,118 03/10/2025 n/a 51,118 Ordinary 51,118 03/10/2025 n/a -5,347 Ordinary -5,347 03/10/2025 n/a 5,509 Ordinary 5,509 03/10/2025 124.47 288 Ordinary 288 03/10/2025 124.47 1,583 Ordinary 1,583 06/10/2025 123.58 -329 Ordinary -329 06/10/2025 n/a 52,500 Ordinary 52,500 06/10/2025 n/a -5,491 Ordinary -5,491 06/10/2025 n/a -2,521 Ordinary -2,521 06/10/2025 n/a -72,889 Ordinary -72,889 06/10/2025 n/a 3,649 Ordinary 3,649 06/10/2025 n/a -3,649 Ordinary -3,649 06/10/2025 n/a -173 Ordinary -173 06/10/2025 n/a -85 Ordinary -85 06/10/2025 n/a -1,058 Ordinary -1,058 06/10/2025 n/a -48,494 Ordinary -48,494 06/10/2025 n/a -13,438 Ordinary -13,438 06/10/2025 n/a -1,592 Ordinary -1,592 06/10/2025 n/a -1,729 Ordinary -1,729 06/10/2025 n/a -1,526 Ordinary -1,526 06/10/2025 n/a -10,835 Ordinary -10,835 06/10/2025 n/a -470 Ordinary -470 06/10/2025 n/a -1,602 Ordinary -1,602 06/10/2025 n/a -6,656 Ordinary -6,656 06/10/2025 n/a -116 Ordinary -116 06/10/2025 n/a -403 Ordinary -403 06/10/2025 n/a -12,508 Ordinary -12,508 06/10/2025 n/a -9 Ordinary -9 06/10/2025 n/a -176 Ordinary -176 06/10/2025 124.66 111 Ordinary 111 06/10/2025 124.66 -47 Ordinary -47 06/10/2025 124.78 68 Ordinary 68 06/10/2025 n/a -49 Ordinary -49 06/10/2025 n/a 300 Ordinary 300 06/10/2025 n/a -119 Ordinary -119 06/10/2025 n/a 62 Ordinary 62 STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Lend - for stock lend Collateral received Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY

604 Page 102 19-Jan-2026 07/10/2025 123.60 893 Ordinary 893 07/10/2025 124.18 -16,391 Ordinary -16,391 07/10/2025 n/a 4,037 Ordinary 4,037 07/10/2025 n/a -880 Ordinary -880 07/10/2025 n/a 560 Ordinary 560 07/10/2025 n/a 320 Ordinary 320 07/10/2025 124.18 -4 Ordinary -4 07/10/2025 n/a 52 Ordinary 52 07/10/2025 n/a 132 Ordinary 132 07/10/2025 n/a -172 Ordinary -172 07/10/2025 123.60 -1,403 Ordinary -1,403 08/10/2025 125.29 -696 Ordinary -696 08/10/2025 125.29 1,408 Ordinary 1,408 08/10/2025 125.29 -4,047 Ordinary -4,047 08/10/2025 n/a -4 Ordinary -4 08/10/2025 n/a 1,131 Ordinary 1,131 08/10/2025 n/a 19,873 Ordinary 19,873 08/10/2025 n/a -1,127 Ordinary -1,127 08/10/2025 n/a -55,601 Ordinary -55,601 08/10/2025 n/a -1,550 Ordinary -1,550 08/10/2025 n/a -167,458 Ordinary -167,458 08/10/2025 n/a -9,357 Ordinary -9,357 08/10/2025 n/a 9,357 Ordinary 9,357 08/10/2025 n/a -23,877 Ordinary -23,877 08/10/2025 n/a 23,877 Ordinary 23,877 08/10/2025 n/a -764 Ordinary -764 08/10/2025 n/a 764 Ordinary 764 08/10/2025 n/a -2,354 Ordinary -2,354 08/10/2025 n/a 2,354 Ordinary 2,354 08/10/2025 n/a -378 Ordinary -378 08/10/2025 n/a 372 Ordinary 372 08/10/2025 n/a -6,418 Ordinary -6,418 08/10/2025 n/a 6,418 Ordinary 6,418 08/10/2025 n/a -4,063 Ordinary -4,063 08/10/2025 n/a 4,023 Ordinary 4,023 08/10/2025 n/a -398 Ordinary -398 08/10/2025 n/a 398 Ordinary 398 08/10/2025 n/a -3,379 Ordinary -3,379 08/10/2025 n/a 3,379 Ordinary 3,379 08/10/2025 n/a -3,332 Ordinary -3,332 08/10/2025 n/a 3,332 Ordinary 3,332 08/10/2025 n/a -40,277 Ordinary -40,277 STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Lend - for stock lend Collateral received Collateral received Transfer out Borrow - for stock borrows Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Borrow - for stock borrows Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Borrow - for stock borrows Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out Borrow - for stock borrows STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED Collateral received

604 Page 103 19-Jan-2026 08/10/2025 n/a 40,277 Ordinary 40,277 08/10/2025 n/a -7,857 Ordinary -7,857 08/10/2025 n/a 7,238 Ordinary 7,238 08/10/2025 n/a -1,534 Ordinary -1,534 08/10/2025 n/a 1,534 Ordinary 1,534 08/10/2025 n/a -41,943 Ordinary -41,943 08/10/2025 n/a 41,943 Ordinary 41,943 08/10/2025 n/a -34,881 Ordinary -34,881 08/10/2025 n/a 34,881 Ordinary 34,881 08/10/2025 n/a -51,118 Ordinary -51,118 08/10/2025 n/a 51,118 Ordinary 51,118 08/10/2025 n/a -5,399 Ordinary -5,399 08/10/2025 n/a 4,711 Ordinary 4,711 08/10/2025 125.29 255 Ordinary 255 09/10/2025 127.27 -3,575 Ordinary -3,575 09/10/2025 127.27 -1,375 Ordinary -1,375 09/10/2025 n/a 19,681 Ordinary 19,681 09/10/2025 n/a -490 Ordinary -490 09/10/2025 n/a 21,891 Ordinary 21,891 09/10/2025 n/a 490 Ordinary 490 09/10/2025 126.38 288 Ordinary 288 09/10/2025 n/a -95 Ordinary -95 09/10/2025 n/a 211 Ordinary 211 09/10/2025 n/a -3,646 Ordinary -3,646 09/10/2025 127.27 161 Ordinary 161 09/10/2025 127.27 195 Ordinary 195 10/10/2025 125.15 -1,927 Ordinary -1,927 10/10/2025 125.15 -1,670 Ordinary -1,670 10/10/2025 125.15 -2,275 Ordinary -2,275 10/10/2025 125.15 -31,511 Ordinary -31,511 10/10/2025 125.15 2,275 Ordinary 2,275 10/10/2025 n/a -11,413 Ordinary -11,413 10/10/2025 n/a -7,169 Ordinary -7,169 10/10/2025 n/a 479 Ordinary 479 10/10/2025 n/a 382 Ordinary 382 10/10/2025 n/a 72,892 Ordinary 72,892 10/10/2025 n/a -3,137 Ordinary -3,137 10/10/2025 n/a -51,522 Ordinary -51,522 10/10/2025 n/a 1,550 Ordinary 1,550 10/10/2025 n/a 726 Ordinary 726 10/10/2025 n/a -24,478 Ordinary -24,478STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Collateral received Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in Transfer out Lend - for stock lend Collateral received SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out Lend - for stock lend Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Collateral received STATE STREET BANK AND TRUST COMPANY

604 Page 104 19-Jan-2026 10/10/2025 n/a -9,357 Ordinary -9,357 10/10/2025 n/a 2,188 Ordinary 2,188 10/10/2025 n/a -23,877 Ordinary -23,877 10/10/2025 n/a 12,464 Ordinary 12,464 10/10/2025 125.15 579 Ordinary 579 10/10/2025 n/a -18,582 Ordinary -18,582 10/10/2025 n/a -764 Ordinary -764 10/10/2025 n/a 764 Ordinary 764 10/10/2025 n/a -2,354 Ordinary -2,354 10/10/2025 n/a 2,354 Ordinary 2,354 10/10/2025 n/a -372 Ordinary -372 10/10/2025 n/a 372 Ordinary 372 10/10/2025 n/a -6,418 Ordinary -6,418 10/10/2025 n/a 6,418 Ordinary 6,418 10/10/2025 n/a -3,928 Ordinary -3,928 10/10/2025 n/a 3,871 Ordinary 3,871 10/10/2025 n/a -398 Ordinary -398 10/10/2025 n/a 398 Ordinary 398 10/10/2025 n/a -3,379 Ordinary -3,379 10/10/2025 n/a 3,379 Ordinary 3,379 10/10/2025 n/a -3,332 Ordinary -3,332 10/10/2025 n/a 3,332 Ordinary 3,332 10/10/2025 n/a -40,277 Ordinary -40,277 10/10/2025 n/a 40,277 Ordinary 40,277 10/10/2025 n/a -7,449 Ordinary -7,449 10/10/2025 n/a 8,287 Ordinary 8,287 10/10/2025 n/a -1,534 Ordinary -1,534 10/10/2025 n/a 1,534 Ordinary 1,534 10/10/2025 n/a -41,943 Ordinary -41,943 10/10/2025 n/a 41,943 Ordinary 41,943 10/10/2025 n/a -34,881 Ordinary -34,881 10/10/2025 n/a 34,881 Ordinary 34,881 10/10/2025 n/a -51,118 Ordinary -51,118 10/10/2025 n/a 51,118 Ordinary 51,118 10/10/2025 n/a -1,065 Ordinary -1,065 10/10/2025 n/a 1,153 Ordinary 1,153 10/10/2025 125.15 132 Ordinary 132 13/10/2025 125.21 825 Ordinary 825 13/10/2025 n/a 21,719 Ordinary 21,719 13/10/2025 n/a -15 Ordinary -15 13/10/2025 n/a -3,330 Ordinary -3,330 13/10/2025 n/a -2,227 Ordinary -2,227 STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Borrow - for stock borrows Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY

604 Page 105 19-Jan-2026 13/10/2025 n/a -25,666 Ordinary -25,666 13/10/2025 n/a 15 Ordinary 15 13/10/2025 n/a -2,188 Ordinary -2,188 13/10/2025 n/a 2,188 Ordinary 2,188 13/10/2025 n/a -12,464 Ordinary -12,464 13/10/2025 n/a 12,464 Ordinary 12,464 13/10/2025 124.85 4,314 Ordinary 4,314 13/10/2025 n/a -764 Ordinary -764 13/10/2025 n/a 764 Ordinary 764 13/10/2025 n/a -2,354 Ordinary -2,354 13/10/2025 n/a 2,354 Ordinary 2,354 13/10/2025 n/a -372 Ordinary -372 13/10/2025 n/a 372 Ordinary 372 13/10/2025 n/a -6,418 Ordinary -6,418 13/10/2025 n/a 6,418 Ordinary 6,418 13/10/2025 n/a -3,871 Ordinary -3,871 13/10/2025 n/a 3,871 Ordinary 3,871 13/10/2025 n/a -398 Ordinary -398 13/10/2025 n/a 398 Ordinary 398 13/10/2025 n/a -3,379 Ordinary -3,379 13/10/2025 n/a 3,379 Ordinary 3,379 13/10/2025 n/a -3,332 Ordinary -3,332 13/10/2025 n/a 3,332 Ordinary 3,332 13/10/2025 n/a -40,277 Ordinary -40,277 13/10/2025 n/a 40,277 Ordinary 40,277 13/10/2025 n/a -8,287 Ordinary -8,287 13/10/2025 n/a 8,287 Ordinary 8,287 13/10/2025 n/a -1,534 Ordinary -1,534 13/10/2025 n/a 1,534 Ordinary 1,534 13/10/2025 n/a -41,943 Ordinary -41,943 13/10/2025 n/a 41,943 Ordinary 41,943 13/10/2025 n/a -34,881 Ordinary -34,881 13/10/2025 n/a 34,881 Ordinary 34,881 13/10/2025 n/a -51,118 Ordinary -51,118 13/10/2025 n/a 51,118 Ordinary 51,118 13/10/2025 n/a -1,153 Ordinary -1,153 13/10/2025 n/a 1,153 Ordinary 1,153 14/10/2025 n/a -2,512 Ordinary -2,512 14/10/2025 n/a 2,493 Ordinary 2,493 14/10/2025 n/a 12,000 Ordinary 12,000 14/10/2025 n/a -158 Ordinary -158 14/10/2025 n/a -560 Ordinary -560 Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Lend - for stock lend Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received

604 Page 106 19-Jan-2026 14/10/2025 n/a 19 Ordinary 19 14/10/2025 n/a 560 Ordinary 560 14/10/2025 n/a 2,591 Ordinary 2,591 14/10/2025 n/a 187 Ordinary 187 14/10/2025 n/a -2,188 Ordinary -2,188 14/10/2025 n/a 2,188 Ordinary 2,188 14/10/2025 n/a -12,464 Ordinary -12,464 14/10/2025 n/a 12,306 Ordinary 12,306 14/10/2025 127.41 -670 Ordinary -670 14/10/2025 127.41 320 Ordinary 320 14/10/2025 127.43 2,360 Ordinary 2,360 14/10/2025 127.43 531 Ordinary 531 14/10/2025 n/a -158 Ordinary -158 14/10/2025 n/a -764 Ordinary -764 14/10/2025 n/a 764 Ordinary 764 14/10/2025 n/a -2,354 Ordinary -2,354 14/10/2025 n/a 2,354 Ordinary 2,354 14/10/2025 n/a -372 Ordinary -372 14/10/2025 n/a 372 Ordinary 372 14/10/2025 n/a -6,418 Ordinary -6,418 14/10/2025 n/a 6,418 Ordinary 6,418 14/10/2025 n/a -3,871 Ordinary -3,871 14/10/2025 n/a 3,826 Ordinary 3,826 14/10/2025 n/a -398 Ordinary -398 14/10/2025 n/a 398 Ordinary 398 14/10/2025 n/a -3,379 Ordinary -3,379 14/10/2025 n/a 3,379 Ordinary 3,379 14/10/2025 n/a -3,332 Ordinary -3,332 14/10/2025 n/a 3,332 Ordinary 3,332 14/10/2025 n/a -40,277 Ordinary -40,277 14/10/2025 n/a 40,277 Ordinary 40,277 14/10/2025 n/a -8,287 Ordinary -8,287 14/10/2025 n/a 8,396 Ordinary 8,396 14/10/2025 n/a -1,534 Ordinary -1,534 14/10/2025 n/a 1,534 Ordinary 1,534 14/10/2025 n/a -41,943 Ordinary -41,943 14/10/2025 n/a 41,943 Ordinary 41,943 14/10/2025 n/a -34,881 Ordinary -34,881 14/10/2025 n/a 34,881 Ordinary 34,881 14/10/2025 n/a -51,118 Ordinary -51,118 14/10/2025 n/a 51,118 Ordinary 51,118 14/10/2025 n/a -1,153 Ordinary -1,153 STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET GLOBAL ADVISORS, LTD. STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY

604 Page 107 19-Jan-2026 14/10/2025 n/a 2,040 Ordinary 2,040 14/10/2025 127.43 340 Ordinary 340 14/10/2025 127.43 69 Ordinary 69 14/10/2025 127.43 -590 Ordinary -590 15/10/2025 128.25 293 Ordinary 293 15/10/2025 129.69 33 Ordinary 33 15/10/2025 n/a 36 Ordinary 36 15/10/2025 n/a -654 Ordinary -654 15/10/2025 n/a -36 Ordinary -36 15/10/2025 n/a 4,064 Ordinary 4,064 15/10/2025 n/a -29,815 Ordinary -29,815 15/10/2025 n/a 30,469 Ordinary 30,469 15/10/2025 n/a -2,591 Ordinary -2,591 15/10/2025 n/a -187 Ordinary -187 15/10/2025 n/a -2,188 Ordinary -2,188 15/10/2025 n/a 2,188 Ordinary 2,188 15/10/2025 n/a -12,306 Ordinary -12,306 15/10/2025 n/a 12,306 Ordinary 12,306 15/10/2025 129.69 3,186 Ordinary 3,186 15/10/2025 n/a -764 Ordinary -764 15/10/2025 n/a 764 Ordinary 764 15/10/2025 n/a -2,354 Ordinary -2,354 15/10/2025 n/a 2,354 Ordinary 2,354 15/10/2025 n/a -372 Ordinary -372 15/10/2025 n/a 372 Ordinary 372 15/10/2025 n/a -6,418 Ordinary -6,418 15/10/2025 n/a 6,418 Ordinary 6,418 15/10/2025 n/a -3,826 Ordinary -3,826 15/10/2025 n/a 3,987 Ordinary 3,987 15/10/2025 n/a -398 Ordinary -398 15/10/2025 n/a 398 Ordinary 398 15/10/2025 n/a -3,379 Ordinary -3,379 15/10/2025 n/a 3,379 Ordinary 3,379 15/10/2025 n/a -3,332 Ordinary -3,332 15/10/2025 n/a 3,332 Ordinary 3,332 15/10/2025 n/a -40,277 Ordinary -40,277 15/10/2025 n/a 40,277 Ordinary 40,277 15/10/2025 n/a -8,396 Ordinary -8,396 15/10/2025 n/a 8,577 Ordinary 8,577 15/10/2025 n/a -1,534 Ordinary -1,534 15/10/2025 n/a 1,534 Ordinary 1,534 15/10/2025 n/a -41,943 Ordinary -41,943 Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Collateral received Borrow - for stock borrows Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows Collateral received Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows Transfer in Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows Lend - for stock lend Collateral received

604 Page 108 19-Jan-2026 15/10/2025 n/a 41,943 Ordinary 41,943 15/10/2025 n/a -34,881 Ordinary -34,881 15/10/2025 n/a 34,881 Ordinary 34,881 15/10/2025 n/a -51,118 Ordinary -51,118 15/10/2025 n/a 51,118 Ordinary 51,118 15/10/2025 n/a -2,040 Ordinary -2,040 15/10/2025 n/a 2,161 Ordinary 2,161 15/10/2025 129.69 -165 Ordinary -165 16/10/2025 129.27 -337 Ordinary -337 16/10/2025 n/a -319 Ordinary -319 16/10/2025 n/a 319 Ordinary 319 16/10/2025 n/a -312,714 Ordinary -312,714 16/10/2025 n/a -17,183 Ordinary -17,183 16/10/2025 n/a 17,183 Ordinary 17,183 16/10/2025 n/a 216 Ordinary 216 16/10/2025 n/a 141,841 Ordinary 141,841 16/10/2025 n/a 1,030 Ordinary 1,030 16/10/2025 n/a -2,188 Ordinary -2,188 16/10/2025 n/a 2,188 Ordinary 2,188 16/10/2025 n/a -12,306 Ordinary -12,306 16/10/2025 n/a 12,306 Ordinary 12,306 16/10/2025 129.27 965 Ordinary 965 16/10/2025 129.27 9,843 Ordinary 9,843 16/10/2025 129.27 -325 Ordinary -325 16/10/2025 n/a -764 Ordinary -764 16/10/2025 n/a 764 Ordinary 764 16/10/2025 n/a -2,354 Ordinary -2,354 16/10/2025 n/a 2,354 Ordinary 2,354 16/10/2025 n/a -372 Ordinary -372 16/10/2025 n/a 372 Ordinary 372 16/10/2025 n/a -6,418 Ordinary -6,418 16/10/2025 n/a 6,418 Ordinary 6,418 16/10/2025 n/a -3,987 Ordinary -3,987 16/10/2025 n/a 3,971 Ordinary 3,971 16/10/2025 n/a -398 Ordinary -398 16/10/2025 n/a 9,968 Ordinary 9,968 16/10/2025 n/a -3,379 Ordinary -3,379 16/10/2025 n/a 3,379 Ordinary 3,379 16/10/2025 n/a -3,332 Ordinary -3,332 16/10/2025 n/a 3,332 Ordinary 3,332 16/10/2025 n/a -40,277 Ordinary -40,277 16/10/2025 n/a 40,277 Ordinary 40,277 STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in Collateral received Lend - for stock lend Transfer out Transfer in Collateral received Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Borrow - for stock borrows Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows Collateral received Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY

604 Page 109 19-Jan-2026 16/10/2025 n/a -8,577 Ordinary -8,577 16/10/2025 n/a 8,540 Ordinary 8,540 16/10/2025 n/a -1,534 Ordinary -1,534 16/10/2025 n/a 1,534 Ordinary 1,534 16/10/2025 n/a -41,943 Ordinary -41,943 16/10/2025 n/a 41,943 Ordinary 41,943 16/10/2025 n/a -34,881 Ordinary -34,881 16/10/2025 n/a 34,881 Ordinary 34,881 16/10/2025 n/a -51,118 Ordinary -51,118 16/10/2025 n/a 51,118 Ordinary 51,118 16/10/2025 n/a -2,161 Ordinary -2,161 16/10/2025 n/a 1,948 Ordinary 1,948 16/10/2025 129.27 476 Ordinary 476 17/10/2025 130.88 395 Ordinary 395 17/10/2025 n/a -319 Ordinary -319 17/10/2025 n/a 4,840 Ordinary 4,840 17/10/2025 n/a 117,337 Ordinary 117,337 17/10/2025 n/a 4,748 Ordinary 4,748 17/10/2025 n/a 216,399 Ordinary 216,399 17/10/2025 n/a -959 Ordinary -959 17/10/2025 n/a 319 Ordinary 319 17/10/2025 n/a 37 Ordinary 37 17/10/2025 n/a 23,556 Ordinary 23,556 17/10/2025 n/a 172 Ordinary 172 17/10/2025 n/a -2,188 Ordinary -2,188 17/10/2025 n/a 2,188 Ordinary 2,188 17/10/2025 n/a -12,306 Ordinary -12,306 17/10/2025 n/a 11,347 Ordinary 11,347 17/10/2025 130.88 31,652 Ordinary 31,652 17/10/2025 n/a -959 Ordinary -959 17/10/2025 n/a -764 Ordinary -764 17/10/2025 n/a 764 Ordinary 764 17/10/2025 n/a -2,354 Ordinary -2,354 17/10/2025 n/a 2,354 Ordinary 2,354 17/10/2025 n/a -372 Ordinary -372 17/10/2025 n/a 372 Ordinary 372 17/10/2025 n/a -6,418 Ordinary -6,418 17/10/2025 n/a 6,418 Ordinary 6,418 17/10/2025 n/a -3,971 Ordinary -3,971 17/10/2025 n/a 3,924 Ordinary 3,924 17/10/2025 n/a -9,968 Ordinary -9,968 17/10/2025 n/a 9,968 Ordinary 9,968 Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Borrow - for stock borrows Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Borrow - for stock borrows Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Borrow - for stock borrows Collateral received Borrow - for stock borrows Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received

604 Page 110 19-Jan-2026 17/10/2025 n/a -3,379 Ordinary -3,379 17/10/2025 n/a 3,379 Ordinary 3,379 17/10/2025 n/a -3,332 Ordinary -3,332 17/10/2025 n/a 3,332 Ordinary 3,332 17/10/2025 n/a -40,277 Ordinary -40,277 17/10/2025 n/a 40,065 Ordinary 40,065 17/10/2025 n/a -8,540 Ordinary -8,540 17/10/2025 n/a 8,540 Ordinary 8,540 17/10/2025 n/a -1,534 Ordinary -1,534 17/10/2025 n/a 1,534 Ordinary 1,534 17/10/2025 n/a 38,687 Ordinary 38,687 17/10/2025 n/a -41,943 Ordinary -41,943 17/10/2025 n/a 41,943 Ordinary 41,943 17/10/2025 n/a -34,881 Ordinary -34,881 17/10/2025 n/a 34,881 Ordinary 34,881 17/10/2025 n/a -51,118 Ordinary -51,118 17/10/2025 n/a 51,118 Ordinary 51,118 17/10/2025 n/a -1,948 Ordinary -1,948 17/10/2025 n/a 1,151 Ordinary 1,151 20/10/2025 130.71 -6,032 Ordinary -6,032 20/10/2025 130.71 160 Ordinary 160 20/10/2025 n/a 19,060 Ordinary 19,060 20/10/2025 n/a -28 Ordinary -28 20/10/2025 n/a -17,902 Ordinary -17,902 20/10/2025 n/a -131 Ordinary -131 20/10/2025 130.71 980 Ordinary 980 20/10/2025 130.71 273 Ordinary 273 20/10/2025 130.71 579 Ordinary 579 20/10/2025 130.71 12,931 Ordinary 12,931 20/10/2025 130.71 6,176 Ordinary 6,176 20/10/2025 130.71 200 Ordinary 200 20/10/2025 130.71 1,189 Ordinary 1,189 20/10/2025 n/a -27 Ordinary -27 20/10/2025 n/a -70 Ordinary -70 20/10/2025 n/a -80 Ordinary -80 20/10/2025 n/a -1,151 Ordinary -1,151 20/10/2025 130.71 139 Ordinary 139 21/10/2025 131.89 -825 Ordinary -825 21/10/2025 n/a -676 Ordinary -676 21/10/2025 n/a 92,000 Ordinary 92,000 21/10/2025 n/a 78 Ordinary 78 21/10/2025 n/a 50,859 Ordinary 50,859 STATE STREET GLOBAL ADVISORS ASIA LIMITED Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Transfer out STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Collateral received Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS ASIA LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received SSGA FUNDS MANAGEMENT, INC. Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Collateral received Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY

604 Page 111 19-Jan-2026 21/10/2025 n/a 370 Ordinary 370 21/10/2025 132.43 501 Ordinary 501 21/10/2025 131.89 2,509 Ordinary 2,509 21/10/2025 n/a 115 Ordinary 115 21/10/2025 n/a -3,332 Ordinary -3,332 21/10/2025 n/a -163 Ordinary -163 22/10/2025 130.40 -868 Ordinary -868 22/10/2025 130.40 363 Ordinary 363 22/10/2025 n/a -2,188 Ordinary -2,188 22/10/2025 n/a 89,250 Ordinary 89,250 22/10/2025 n/a 276 Ordinary 276 22/10/2025 n/a 6,587 Ordinary 6,587 22/10/2025 n/a -49,683 Ordinary -49,683 22/10/2025 n/a -11,067 Ordinary -11,067 22/10/2025 n/a -92,000 Ordinary -92,000 22/10/2025 n/a -303 Ordinary -303 22/10/2025 n/a -198,354 Ordinary -198,354 22/10/2025 n/a -1,442 Ordinary -1,442 22/10/2025 n/a 280 Ordinary 280 22/10/2025 n/a -2,188 Ordinary -2,188 22/10/2025 n/a -11,347 Ordinary -11,347 22/10/2025 130.40 -811 Ordinary -811 22/10/2025 130.40 -159 Ordinary -159 22/10/2025 130.40 -634 Ordinary -634 22/10/2025 n/a -13,255 Ordinary -13,255 22/10/2025 n/a 1,082 Ordinary 1,082 22/10/2025 n/a 116 Ordinary 116 22/10/2025 130.40 634 Ordinary 634 22/10/2025 130.40 811 Ordinary 811 23/10/2025 n/a 8,835 Ordinary 8,835 23/10/2025 n/a -3,760 Ordinary -3,760 23/10/2025 n/a 448 Ordinary 448 23/10/2025 n/a 59,779 Ordinary 59,779 23/10/2025 n/a -467 Ordinary -467 23/10/2025 n/a 1,235 Ordinary 1,235 23/10/2025 n/a 1,014 Ordinary 1,014 23/10/2025 n/a 572 Ordinary 572 23/10/2025 n/a 138,887 Ordinary 138,887 23/10/2025 n/a 1,504 Ordinary 1,504 23/10/2025 n/a 27,508 Ordinary 27,508 23/10/2025 n/a 5,383 Ordinary 5,383Lend - for stock lend Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Lend - for stock lend Borrow - for stock borrows STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Borrow - for stock borrows Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS LIMITED Transfer out Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out STATE STREET SAUDI ARABIA FINANCIAL SOLUTIONS COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Lend - for stock lend Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Transfer in

604 Page 112 19-Jan-2026 23/10/2025 n/a -547 Ordinary -547 23/10/2025 n/a -280 Ordinary -280 23/10/2025 n/a 280 Ordinary 280 23/10/2025 129.90 1,440 Ordinary 1,440 23/10/2025 129.90 3,300 Ordinary 3,300 23/10/2025 n/a -64 Ordinary -64 23/10/2025 n/a 185 Ordinary 185 23/10/2025 128.62 158 Ordinary 158 23/10/2025 128.62 113 Ordinary 113 23/10/2025 128.62 -294 Ordinary -294 24/10/2025 131.81 -43,834 Ordinary -43,834 24/10/2025 131.82 2,940 Ordinary 2,940 24/10/2025 131.82 3,850 Ordinary 3,850 24/10/2025 n/a 32,337 Ordinary 32,337 24/10/2025 n/a 30,768 Ordinary 30,768 24/10/2025 n/a 24,676 Ordinary 24,676 24/10/2025 n/a 2,121 Ordinary 2,121 24/10/2025 n/a 181,848 Ordinary 181,848 24/10/2025 n/a 13,082 Ordinary 13,082 24/10/2025 n/a 230 Ordinary 230 24/10/2025 n/a 9,649 Ordinary 9,649 24/10/2025 n/a 17,509 Ordinary 17,509 24/10/2025 n/a 502 Ordinary 502 24/10/2025 n/a 2,711 Ordinary 2,711 24/10/2025 n/a 40,325 Ordinary 40,325 24/10/2025 n/a -280 Ordinary -280 24/10/2025 n/a 280 Ordinary 280 24/10/2025 n/a -737 Ordinary -737 24/10/2025 n/a 737 Ordinary 737 24/10/2025 n/a -2,354 Ordinary -2,354 24/10/2025 n/a 2,354 Ordinary 2,354 24/10/2025 n/a -372 Ordinary -372 24/10/2025 n/a 372 Ordinary 372 24/10/2025 n/a -6,418 Ordinary -6,418 24/10/2025 n/a 6,418 Ordinary 6,418 24/10/2025 n/a -4,987 Ordinary -4,987 24/10/2025 n/a 5,047 Ordinary 5,047 24/10/2025 n/a -9,968 Ordinary -9,968 24/10/2025 n/a 9,968 Ordinary 9,968 24/10/2025 n/a -3,379 Ordinary -3,379 24/10/2025 n/a 3,379 Ordinary 3,379 Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS, LTD. STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Lend - for stock lend Collateral received Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows Collateral received SSGA FUNDS MANAGEMENT, INC. Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Borrow - for stock borrows Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY

604 Page 113 19-Jan-2026 24/10/2025 n/a -40,065 Ordinary -40,065 24/10/2025 n/a 40,065 Ordinary 40,065 24/10/2025 n/a -8,598 Ordinary -8,598 24/10/2025 n/a 8,699 Ordinary 8,699 24/10/2025 n/a -1,534 Ordinary -1,534 24/10/2025 n/a 1,534 Ordinary 1,534 24/10/2025 n/a -38,687 Ordinary -38,687 24/10/2025 n/a 38,687 Ordinary 38,687 24/10/2025 n/a -41,943 Ordinary -41,943 24/10/2025 n/a 41,943 Ordinary 41,943 24/10/2025 n/a -34,881 Ordinary -34,881 24/10/2025 n/a 34,881 Ordinary 34,881 24/10/2025 n/a -51,118 Ordinary -51,118 24/10/2025 n/a 51,118 Ordinary 51,118 24/10/2025 131.82 92 Ordinary 92 27/10/2025 n/a 10,029 Ordinary 10,029 27/10/2025 n/a 14,868 Ordinary 14,868 27/10/2025 n/a 11 Ordinary 11 27/10/2025 n/a -11 Ordinary -11 27/10/2025 n/a -1,504 Ordinary -1,504 27/10/2025 133.49 2,814 Ordinary 2,814 27/10/2025 133.49 4,999 Ordinary 4,999 27/10/2025 133.49 11,682 Ordinary 11,682 27/10/2025 133.49 -378 Ordinary -378 27/10/2025 133.49 -4,999 Ordinary -4,999 27/10/2025 133.49 -2,128 Ordinary -2,128 27/10/2025 133.49 -2,814 Ordinary -2,814 27/10/2025 133.49 546 Ordinary 546 27/10/2025 n/a 7 Ordinary 7 27/10/2025 n/a -19 Ordinary -19 27/10/2025 133.49 336 Ordinary 336 27/10/2025 132.80 3,011 Ordinary 3,011 27/10/2025 133.49 378 Ordinary 378 27/10/2025 133.49 566 Ordinary 566 27/10/2025 133.49 2,128 Ordinary 2,128 28/10/2025 132.73 -32,911 Ordinary -32,911 28/10/2025 132.73 -648 Ordinary -648 28/10/2025 n/a 283 Ordinary 283 28/10/2025 n/a -1,937 Ordinary -1,937 28/10/2025 n/a 3,967 Ordinary 3,967 28/10/2025 n/a 615 Ordinary 615 28/10/2025 n/a -615 Ordinary -615 STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out Transfer out Transfer out Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in STATE STREET GLOBAL ADVISORS LIMITED STATE STREET GLOBAL ADVISORS LIMITED Collateral received Collateral received STATE STREET GLOBAL ADVISORS LIMITED Transfer in Collateral received STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS LIMITED Collateral received STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Transfer out

604 Page 114 19-Jan-2026 28/10/2025 n/a -2,313 Ordinary -2,313 28/10/2025 132.74 -251 Ordinary -251 28/10/2025 132.72 1,200 Ordinary 1,200 28/10/2025 n/a -35 Ordinary -35 28/10/2025 n/a -138 Ordinary -138 28/10/2025 n/a 12,677 Ordinary 12,677 29/10/2025 133.35 121 Ordinary 121 29/10/2025 n/a 4,957 Ordinary 4,957 29/10/2025 n/a -42,788 Ordinary -42,788 29/10/2025 n/a 44,904 Ordinary 44,904 29/10/2025 n/a 138 Ordinary 138 29/10/2025 n/a -2,254 Ordinary -2,254 29/10/2025 n/a 1,000 Ordinary 1,000 29/10/2025 133.35 -192 Ordinary -192 29/10/2025 133.35 -601 Ordinary -601 29/10/2025 n/a -475 Ordinary -475 29/10/2025 n/a -480 Ordinary -480 29/10/2025 n/a 158 Ordinary 158 29/10/2025 133.35 46 Ordinary 46 30/10/2025 133.43 550 Ordinary 550 30/10/2025 133.43 -11,159 Ordinary -11,159 30/10/2025 133.43 -4,117 Ordinary -4,117 30/10/2025 n/a 1,523 Ordinary 1,523 30/10/2025 n/a -1,523 Ordinary -1,523 30/10/2025 n/a -280 Ordinary -280 30/10/2025 n/a 280 Ordinary 280 30/10/2025 133.43 -1,528 Ordinary -1,528 30/10/2025 n/a -737 Ordinary -737 30/10/2025 n/a 737 Ordinary 737 30/10/2025 n/a -2,354 Ordinary -2,354 30/10/2025 n/a 2,354 Ordinary 2,354 30/10/2025 n/a -372 Ordinary -372 30/10/2025 n/a 357 Ordinary 357 30/10/2025 n/a -6,418 Ordinary -6,418 30/10/2025 n/a 6,418 Ordinary 6,418 30/10/2025 n/a -4,544 Ordinary -4,544 30/10/2025 n/a 4,237 Ordinary 4,237 30/10/2025 n/a -9,968 Ordinary -9,968 30/10/2025 n/a 9,968 Ordinary 9,968 30/10/2025 n/a -3,379 Ordinary -3,379 30/10/2025 n/a 3,379 Ordinary 3,379 Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows Transfer out Collateral received SSGA FUNDS MANAGEMENT, INC. Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out Transfer out Collateral received Borrow - for stock borrows STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY

604 Page 115 19-Jan-2026 30/10/2025 n/a -40,065 Ordinary -40,065 30/10/2025 n/a 40,065 Ordinary 40,065 30/10/2025 n/a -8,062 Ordinary -8,062 30/10/2025 n/a 8,072 Ordinary 8,072 30/10/2025 n/a -1,534 Ordinary -1,534 30/10/2025 n/a 1,534 Ordinary 1,534 30/10/2025 n/a -38,687 Ordinary -38,687 30/10/2025 n/a 38,687 Ordinary 38,687 30/10/2025 n/a -41,943 Ordinary -41,943 30/10/2025 n/a 41,943 Ordinary 41,943 30/10/2025 n/a -34,881 Ordinary -34,881 30/10/2025 n/a 34,881 Ordinary 34,881 30/10/2025 n/a -51,118 Ordinary -51,118 30/10/2025 n/a 51,118 Ordinary 51,118 30/10/2025 n/a -12,835 Ordinary -12,835 30/10/2025 n/a 12,345 Ordinary 12,345 30/10/2025 133.43 -346 Ordinary -346 31/10/2025 133.59 180 Ordinary 180 31/10/2025 133.00 -19,456 Ordinary -19,456 31/10/2025 132.87 305 Ordinary 305 31/10/2025 132.87 7,318 Ordinary 7,318 31/10/2025 132.87 5,763 Ordinary 5,763 31/10/2025 133.56 1,880 Ordinary 1,880 31/10/2025 132.87 -25,090 Ordinary -25,090 31/10/2025 132.87 600 Ordinary 600 31/10/2025 132.87 102 Ordinary 102 31/10/2025 132.87 1,257 Ordinary 1,257 31/10/2025 132.87 1,596 Ordinary 1,596 31/10/2025 134.23 57 Ordinary 57 31/10/2025 134.10 -656 Ordinary -656 31/10/2025 n/a -178 Ordinary -178 31/10/2025 n/a -84 Ordinary -84 31/10/2025 n/a -2,681 Ordinary -2,681 31/10/2025 132.87 345 Ordinary 345 31/10/2025 132.87 -291 Ordinary -291 31/10/2025 132.87 -1,257 Ordinary -1,257 31/10/2025 132.87 -582 Ordinary -582 31/10/2025 132.87 -1,499 Ordinary -1,499 31/10/2025 132.87 -305 Ordinary -305 31/10/2025 132.87 -5,763 Ordinary -5,763 31/10/2025 132.87 -152 Ordinary -152 STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out Transfer out Collateral received Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Collateral received Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Collateral received Transfer out Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Transfer out Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out Transfer out

604 Page 116 19-Jan-2026 31/10/2025 132.87 654 Ordinary 654 31/10/2025 132.87 582 Ordinary 582 31/10/2025 132.87 738 Ordinary 738 31/10/2025 132.87 156 Ordinary 156 03/11/2025 132.84 121 Ordinary 121 03/11/2025 132.84 -825 Ordinary -825 03/11/2025 n/a 22,000 Ordinary 22,000 03/11/2025 n/a 1,007 Ordinary 1,007 03/11/2025 n/a 1,936 Ordinary 1,936 03/11/2025 n/a -2,943 Ordinary -2,943 03/11/2025 132.84 1,276 Ordinary 1,276 03/11/2025 132.84 399 Ordinary 399 03/11/2025 132.84 -25,090 Ordinary -25,090 03/11/2025 132.84 102 Ordinary 102 03/11/2025 n/a 269 Ordinary 269 03/11/2025 n/a -44 Ordinary -44 03/11/2025 n/a 2,365 Ordinary 2,365 03/11/2025 132.86 -538 Ordinary -538 04/11/2025 n/a 21,071 Ordinary 21,071 04/11/2025 n/a 256 Ordinary 256 04/11/2025 n/a -256 Ordinary -256 04/11/2025 n/a -21,662 Ordinary -21,662 04/11/2025 n/a 1,017 Ordinary 1,017 04/11/2025 n/a -426 Ordinary -426 04/11/2025 n/a -280 Ordinary -280 04/11/2025 n/a 280 Ordinary 280 04/11/2025 129.40 256 Ordinary 256 04/11/2025 129.40 376 Ordinary 376 04/11/2025 129.40 100 Ordinary 100 04/11/2025 129.40 660 Ordinary 660 04/11/2025 129.40 436 Ordinary 436 04/11/2025 n/a -737 Ordinary -737 04/11/2025 n/a 737 Ordinary 737 04/11/2025 n/a -2,354 Ordinary -2,354 04/11/2025 n/a 2,354 Ordinary 2,354 04/11/2025 n/a -357 Ordinary -357 04/11/2025 n/a 357 Ordinary 357 04/11/2025 n/a -6,418 Ordinary -6,418 04/11/2025 n/a 6,418 Ordinary 6,418 04/11/2025 n/a -4,328 Ordinary -4,328 04/11/2025 n/a 4,504 Ordinary 4,504 Lend - for stock lend Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, LTD. STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Borrow - for stock borrows Transfer in Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Borrow - for stock borrows SSGA FUNDS MANAGEMENT, INC. STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, LTD. Transfer in Transfer out Transfer in STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY

604 Page 117 19-Jan-2026 04/11/2025 n/a -9,968 Ordinary -9,968 04/11/2025 n/a 9,968 Ordinary 9,968 04/11/2025 n/a -3,379 Ordinary -3,379 04/11/2025 n/a 3,379 Ordinary 3,379 04/11/2025 n/a -40,065 Ordinary -40,065 04/11/2025 n/a 40,065 Ordinary 40,065 04/11/2025 n/a -7,944 Ordinary -7,944 04/11/2025 n/a 7,496 Ordinary 7,496 04/11/2025 n/a -1,534 Ordinary -1,534 04/11/2025 n/a 1,534 Ordinary 1,534 04/11/2025 n/a -38,687 Ordinary -38,687 04/11/2025 n/a 38,687 Ordinary 38,687 04/11/2025 n/a -41,943 Ordinary -41,943 04/11/2025 n/a 41,943 Ordinary 41,943 04/11/2025 n/a -34,881 Ordinary -34,881 04/11/2025 n/a 34,881 Ordinary 34,881 04/11/2025 n/a -51,118 Ordinary -51,118 04/11/2025 n/a 51,118 Ordinary 51,118 04/11/2025 n/a -12,029 Ordinary -12,029 04/11/2025 n/a 12,588 Ordinary 12,588 04/11/2025 129.40 -169 Ordinary -169 04/11/2025 129.40 -256 Ordinary -256 04/11/2025 129.40 -660 Ordinary -660 04/11/2025 129.40 -1,183 Ordinary -1,183 04/11/2025 129.40 -436 Ordinary -436 04/11/2025 129.40 -563 Ordinary -563 04/11/2025 129.40 276 Ordinary 276 04/11/2025 129.40 -270 Ordinary -270 04/11/2025 131.24 2,632 Ordinary 2,632 05/11/2025 127.84 -4,947 Ordinary -4,947 05/11/2025 127.79 -164 Ordinary -164 05/11/2025 126.58 199 Ordinary 199 05/11/2025 n/a 25,134 Ordinary 25,134 05/11/2025 n/a -280 Ordinary -280 05/11/2025 n/a 280 Ordinary 280 05/11/2025 127.84 -98 Ordinary -98 05/11/2025 127.84 3,540 Ordinary 3,540 05/11/2025 127.84 8 Ordinary 8 05/11/2025 n/a -737 Ordinary -737 05/11/2025 n/a 737 Ordinary 737 05/11/2025 n/a -2,354 Ordinary -2,354 05/11/2025 n/a 2,354 Ordinary 2,354 STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Transfer in Transfer in Collateral received SSGA FUNDS MANAGEMENT, INC. Collateral received Transfer in Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Transfer out SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out Transfer in Collateral received Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Lend - for stock lend Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out Collateral received Borrow - for stock borrows Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out STATE STREET GLOBAL ADVISORS, LTD. STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY

604 Page 118 19-Jan-2026 05/11/2025 n/a -357 Ordinary -357 05/11/2025 n/a 357 Ordinary 357 05/11/2025 n/a -6,418 Ordinary -6,418 05/11/2025 n/a 6,418 Ordinary 6,418 05/11/2025 n/a -4,504 Ordinary -4,504 05/11/2025 n/a 4,487 Ordinary 4,487 05/11/2025 n/a -9,968 Ordinary -9,968 05/11/2025 n/a 9,968 Ordinary 9,968 05/11/2025 n/a -3,379 Ordinary -3,379 05/11/2025 n/a 3,379 Ordinary 3,379 05/11/2025 n/a -40,065 Ordinary -40,065 05/11/2025 n/a 40,065 Ordinary 40,065 05/11/2025 n/a -7,496 Ordinary -7,496 05/11/2025 n/a 6,011 Ordinary 6,011 05/11/2025 n/a -1,534 Ordinary -1,534 05/11/2025 n/a 1,534 Ordinary 1,534 05/11/2025 n/a -38,687 Ordinary -38,687 05/11/2025 n/a 38,687 Ordinary 38,687 05/11/2025 n/a -41,943 Ordinary -41,943 05/11/2025 n/a 41,943 Ordinary 41,943 05/11/2025 n/a -34,881 Ordinary -34,881 05/11/2025 n/a 34,881 Ordinary 34,881 05/11/2025 n/a -51,118 Ordinary -51,118 05/11/2025 n/a 51,118 Ordinary 51,118 05/11/2025 n/a -12,588 Ordinary -12,588 05/11/2025 n/a 10,683 Ordinary 10,683 05/11/2025 127.84 255 Ordinary 255 05/11/2025 127.84 170 Ordinary 170 05/11/2025 127.84 92 Ordinary 92 06/11/2025 130.76 1,404 Ordinary 1,404 06/11/2025 n/a 70,168 Ordinary 70,168 06/11/2025 n/a 61 Ordinary 61 06/11/2025 n/a 29,832 Ordinary 29,832 06/11/2025 n/a -61 Ordinary -61 06/11/2025 n/a -12,000 Ordinary -12,000 06/11/2025 130.76 1,930 Ordinary 1,930 06/11/2025 130.76 8 Ordinary 8 06/11/2025 n/a 163 Ordinary 163 06/11/2025 n/a 555 Ordinary 555 06/11/2025 n/a -8 Ordinary -8 06/11/2025 130.76 170 Ordinary 170 06/11/2025 130.93 27,689 Ordinary 27,689 Transfer in Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Collateral received Collateral received SSGA FUNDS MANAGEMENT, INC. Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received

604 Page 119 19-Jan-2026 07/11/2025 n/a 515 Ordinary 515 07/11/2025 n/a 12,000 Ordinary 12,000 07/11/2025 n/a 3,878 Ordinary 3,878 07/11/2025 n/a 95 Ordinary 95 07/11/2025 n/a -515 Ordinary -515 07/11/2025 n/a -3,973 Ordinary -3,973 07/11/2025 n/a 313 Ordinary 313 07/11/2025 n/a 252 Ordinary 252 07/11/2025 n/a 1,281 Ordinary 1,281 07/11/2025 n/a 46,644 Ordinary 46,644 07/11/2025 n/a 11,601 Ordinary 11,601 07/11/2025 n/a 1,560 Ordinary 1,560 07/11/2025 n/a 2,037 Ordinary 2,037 07/11/2025 n/a 1,551 Ordinary 1,551 07/11/2025 n/a 10,832 Ordinary 10,832 07/11/2025 n/a 648 Ordinary 648 07/11/2025 n/a 1,601 Ordinary 1,601 07/11/2025 n/a 7,645 Ordinary 7,645 07/11/2025 n/a 127 Ordinary 127 07/11/2025 n/a 366 Ordinary 366 07/11/2025 n/a 12,357 Ordinary 12,357 07/11/2025 n/a 26 Ordinary 26 07/11/2025 n/a 148 Ordinary 148 07/11/2025 n/a -280 Ordinary -280 07/11/2025 n/a 280 Ordinary 280 07/11/2025 129.04 -1,737 Ordinary -1,737 07/11/2025 n/a -737 Ordinary -737 07/11/2025 n/a 737 Ordinary 737 07/11/2025 n/a -2,354 Ordinary -2,354 07/11/2025 n/a 2,354 Ordinary 2,354 07/11/2025 n/a -357 Ordinary -357 07/11/2025 n/a 357 Ordinary 357 07/11/2025 n/a -6,418 Ordinary -6,418 07/11/2025 n/a 6,150 Ordinary 6,150 07/11/2025 n/a -4,650 Ordinary -4,650 07/11/2025 n/a 4,818 Ordinary 4,818 07/11/2025 n/a -9,968 Ordinary -9,968 07/11/2025 n/a 9,968 Ordinary 9,968 07/11/2025 n/a -3,379 Ordinary -3,379 07/11/2025 n/a -40,065 Ordinary -40,065 07/11/2025 n/a 40,065 Ordinary 40,065 07/11/2025 n/a -6,566 Ordinary -6,566 STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Borrow - for stock borrows Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received SSGA FUNDS MANAGEMENT, INC. Lend - for stock lend Collateral received Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Collateral received Collateral received Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY

604 Page 120 19-Jan-2026 07/11/2025 n/a 6,256 Ordinary 6,256 07/11/2025 n/a -1,534 Ordinary -1,534 07/11/2025 n/a 1,534 Ordinary 1,534 07/11/2025 n/a -38,687 Ordinary -38,687 07/11/2025 n/a 38,687 Ordinary 38,687 07/11/2025 n/a -41,943 Ordinary -41,943 07/11/2025 n/a 41,943 Ordinary 41,943 07/11/2025 n/a -34,881 Ordinary -34,881 07/11/2025 n/a 34,881 Ordinary 34,881 07/11/2025 n/a -51,118 Ordinary -51,118 07/11/2025 n/a 51,118 Ordinary 51,118 07/11/2025 n/a -10,675 Ordinary -10,675 07/11/2025 n/a 11,680 Ordinary 11,680 10/11/2025 129.79 191 Ordinary 191 10/11/2025 129.79 5,136 Ordinary 5,136 10/11/2025 n/a -85 Ordinary -85 10/11/2025 n/a 1,270 Ordinary 1,270 10/11/2025 n/a 85 Ordinary 85 10/11/2025 n/a -313 Ordinary -313 10/11/2025 n/a -252 Ordinary -252 10/11/2025 n/a -1,281 Ordinary -1,281 10/11/2025 n/a -46,644 Ordinary -46,644 10/11/2025 n/a -11,601 Ordinary -11,601 10/11/2025 n/a -1,560 Ordinary -1,560 10/11/2025 n/a -2,037 Ordinary -2,037 10/11/2025 n/a -1,551 Ordinary -1,551 10/11/2025 n/a -10,832 Ordinary -10,832 10/11/2025 n/a -648 Ordinary -648 10/11/2025 n/a -1,601 Ordinary -1,601 10/11/2025 n/a -7,645 Ordinary -7,645 10/11/2025 n/a -127 Ordinary -127 10/11/2025 n/a -366 Ordinary -366 10/11/2025 n/a -12,357 Ordinary -12,357 10/11/2025 n/a -26 Ordinary -26 10/11/2025 n/a -148 Ordinary -148 10/11/2025 n/a 6,000 Ordinary 6,000 10/11/2025 n/a 201 Ordinary 201 10/11/2025 n/a 67 Ordinary 67 10/11/2025 n/a 171 Ordinary 171 10/11/2025 n/a 897 Ordinary 897 10/11/2025 129.22 -283 Ordinary -283 11/11/2025 131.48 192 Ordinary 192 Collateral received Collateral received Collateral received Collateral receivedSTATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED Collateral received Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Lend - for stock lend Transfer in Collateral received Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received

604 Page 121 19-Jan-2026 11/11/2025 129.56 20,735 Ordinary 20,735 11/11/2025 129.56 31,064 Ordinary 31,064 11/11/2025 129.56 2,568 Ordinary 2,568 11/11/2025 129.56 291 Ordinary 291 11/11/2025 n/a -6,000 Ordinary -6,000 11/11/2025 n/a -280 Ordinary -280 11/11/2025 n/a 280 Ordinary 280 11/11/2025 129.56 -184,061 Ordinary -184,061 11/11/2025 129.56 8 Ordinary 8 11/11/2025 130.86 -370 Ordinary -370 11/11/2025 n/a -737 Ordinary -737 11/11/2025 n/a 737 Ordinary 737 11/11/2025 n/a -2,354 Ordinary -2,354 11/11/2025 n/a 2,354 Ordinary 2,354 11/11/2025 n/a -357 Ordinary -357 11/11/2025 n/a 357 Ordinary 357 11/11/2025 n/a -6,351 Ordinary -6,351 11/11/2025 n/a 6,351 Ordinary 6,351 11/11/2025 n/a -4,885 Ordinary -4,885 11/11/2025 n/a 4,885 Ordinary 4,885 11/11/2025 n/a -9,968 Ordinary -9,968 11/11/2025 n/a 9,968 Ordinary 9,968 11/11/2025 n/a -40,065 Ordinary -40,065 11/11/2025 n/a 40,065 Ordinary 40,065 11/11/2025 n/a -6,427 Ordinary -6,427 11/11/2025 n/a 6,427 Ordinary 6,427 11/11/2025 n/a -1,534 Ordinary -1,534 11/11/2025 n/a 1,534 Ordinary 1,534 11/11/2025 n/a -38,687 Ordinary -38,687 11/11/2025 n/a 38,687 Ordinary 38,687 11/11/2025 n/a -41,943 Ordinary -41,943 11/11/2025 n/a 41,943 Ordinary 41,943 11/11/2025 n/a -34,881 Ordinary -34,881 11/11/2025 n/a 34,881 Ordinary 34,881 11/11/2025 n/a -51,118 Ordinary -51,118 11/11/2025 n/a 51,118 Ordinary 51,118 11/11/2025 n/a -12,577 Ordinary -12,577 11/11/2025 n/a 12,577 Ordinary 12,577 11/11/2025 129.56 92 Ordinary 92 11/11/2025 131.48 -511 Ordinary -511 12/11/2025 132.47 -2,123 Ordinary -2,123 Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED

604 Page 122 19-Jan-2026 12/11/2025 132.47 -697 Ordinary -697 12/11/2025 132.47 7,276 Ordinary 7,276 12/11/2025 132.47 473 Ordinary 473 12/11/2025 132.47 2,123 Ordinary 2,123 12/11/2025 132.47 53 Ordinary 53 12/11/2025 n/a -875 Ordinary -875 12/11/2025 n/a -153 Ordinary -153 12/11/2025 n/a 875 Ordinary 875 12/11/2025 n/a 1,142 Ordinary 1,142 12/11/2025 n/a 153 Ordinary 153 12/11/2025 132.47 -473 Ordinary -473 12/11/2025 132.47 -225 Ordinary -225 12/11/2025 132.47 2,085 Ordinary 2,085 12/11/2025 132.47 -2,085 Ordinary -2,085 12/11/2025 132.47 2,085 Ordinary 2,085 12/11/2025 n/a 67 Ordinary 67 12/11/2025 n/a -191 Ordinary -191 12/11/2025 n/a 719 Ordinary 719 12/11/2025 n/a -589 Ordinary -589 12/11/2025 132.47 169 Ordinary 169 13/11/2025 133.65 2,440 Ordinary 2,440 13/11/2025 133.65 1,712 Ordinary 1,712 13/11/2025 133.29 953 Ordinary 953 13/11/2025 n/a 45,554 Ordinary 45,554 13/11/2025 n/a -2,467 Ordinary -2,467 13/11/2025 n/a 2,467 Ordinary 2,467 13/11/2025 n/a -280 Ordinary -280 13/11/2025 n/a 280 Ordinary 280 13/11/2025 n/a -737 Ordinary -737 13/11/2025 n/a 737 Ordinary 737 13/11/2025 n/a -2,354 Ordinary -2,354 13/11/2025 n/a 2,354 Ordinary 2,354 13/11/2025 n/a -357 Ordinary -357 13/11/2025 n/a 357 Ordinary 357 13/11/2025 n/a -6,418 Ordinary -6,418 13/11/2025 n/a 4,879 Ordinary 4,879 13/11/2025 n/a -4,694 Ordinary -4,694 13/11/2025 n/a 4,510 Ordinary 4,510 13/11/2025 n/a -9,968 Ordinary -9,968 13/11/2025 n/a 9,968 Ordinary 9,968 13/11/2025 n/a -40,065 Ordinary -40,065Collateral received Collateral received Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Collateral received Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Transfer out Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Transfer out Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS LIMITED STATE STREET GLOBAL ADVISORS LIMITED STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Transfer in Lend - for stock lend Collateral received Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Collateral received Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Borrow - for stock borrows Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received

604 Page 123 19-Jan-2026 13/11/2025 n/a 40,065 Ordinary 40,065 13/11/2025 n/a -7,146 Ordinary -7,146 13/11/2025 n/a 7,004 Ordinary 7,004 13/11/2025 n/a -1,534 Ordinary -1,534 13/11/2025 n/a 1,534 Ordinary 1,534 13/11/2025 n/a -38,687 Ordinary -38,687 13/11/2025 n/a 38,687 Ordinary 38,687 13/11/2025 n/a -41,943 Ordinary -41,943 13/11/2025 n/a 41,943 Ordinary 41,943 13/11/2025 n/a -34,881 Ordinary -34,881 13/11/2025 n/a 34,881 Ordinary 34,881 13/11/2025 n/a -51,118 Ordinary -51,118 13/11/2025 n/a 51,118 Ordinary 51,118 13/11/2025 n/a -11,988 Ordinary -11,988 13/11/2025 n/a 13,730 Ordinary 13,730 14/11/2025 131.85 -294 Ordinary -294 14/11/2025 131.85 -428 Ordinary -428 14/11/2025 131.70 8,327 Ordinary 8,327 14/11/2025 n/a 246 Ordinary 246 14/11/2025 n/a 1,717 Ordinary 1,717 14/11/2025 n/a 118 Ordinary 118 14/11/2025 n/a 254 Ordinary 254 14/11/2025 n/a 1,283 Ordinary 1,283 14/11/2025 n/a 20 Ordinary 20 14/11/2025 n/a 65 Ordinary 65 14/11/2025 n/a 2,014 Ordinary 2,014 14/11/2025 n/a 4 Ordinary 4 14/11/2025 n/a 23 Ordinary 23 14/11/2025 n/a 59 Ordinary 59 14/11/2025 n/a 21 Ordinary 21 14/11/2025 n/a 216 Ordinary 216 14/11/2025 n/a 9,601 Ordinary 9,601 14/11/2025 n/a 1,092 Ordinary 1,092 14/11/2025 n/a 232 Ordinary 232 14/11/2025 n/a 322 Ordinary 322 14/11/2025 n/a -280 Ordinary -280 14/11/2025 n/a 280 Ordinary 280 14/11/2025 131.85 299,103 Ordinary 299,103 14/11/2025 n/a -737 Ordinary -737 14/11/2025 n/a 737 Ordinary 737 14/11/2025 n/a -2,354 Ordinary -2,354 14/11/2025 n/a 2,354 Ordinary 2,354 Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Borrow - for stock borrows Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Borrow - for stock borrows Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS LIMITED Transfer out Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Collateral received STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY

604 Page 124 19-Jan-2026 14/11/2025 n/a -357 Ordinary -357 14/11/2025 n/a 357 Ordinary 357 14/11/2025 n/a -4,879 Ordinary -4,879 14/11/2025 n/a -4,510 Ordinary -4,510 14/11/2025 n/a 4,283 Ordinary 4,283 14/11/2025 n/a -9,968 Ordinary -9,968 14/11/2025 n/a 9,968 Ordinary 9,968 14/11/2025 n/a -40,065 Ordinary -40,065 14/11/2025 n/a 40,065 Ordinary 40,065 14/11/2025 n/a -7,004 Ordinary -7,004 14/11/2025 n/a 7,104 Ordinary 7,104 14/11/2025 n/a -1,534 Ordinary -1,534 14/11/2025 n/a 1,534 Ordinary 1,534 14/11/2025 n/a -38,687 Ordinary -38,687 14/11/2025 n/a 38,687 Ordinary 38,687 14/11/2025 n/a -41,943 Ordinary -41,943 14/11/2025 n/a 36,426 Ordinary 36,426 14/11/2025 n/a -34,881 Ordinary -34,881 14/11/2025 n/a 34,881 Ordinary 34,881 14/11/2025 n/a -51,118 Ordinary -51,118 14/11/2025 n/a 51,118 Ordinary 51,118 14/11/2025 n/a -13,730 Ordinary -13,730 14/11/2025 n/a 12,206 Ordinary 12,206 17/11/2025 131.80 -483 Ordinary -483 17/11/2025 n/a -494 Ordinary -494 17/11/2025 n/a -206 Ordinary -206 17/11/2025 n/a 494 Ordinary 494 17/11/2025 n/a -246 Ordinary -246 17/11/2025 n/a -1,717 Ordinary -1,717 17/11/2025 n/a -118 Ordinary -118 17/11/2025 n/a -254 Ordinary -254 17/11/2025 n/a -1,283 Ordinary -1,283 17/11/2025 n/a -20 Ordinary -20 17/11/2025 n/a -65 Ordinary -65 17/11/2025 n/a -2,014 Ordinary -2,014 17/11/2025 n/a -4 Ordinary -4 17/11/2025 n/a -23 Ordinary -23 17/11/2025 n/a -59 Ordinary -59 17/11/2025 n/a -21 Ordinary -21 17/11/2025 n/a -216 Ordinary -216 17/11/2025 n/a -9,601 Ordinary -9,601 17/11/2025 n/a -1,092 Ordinary -1,092 STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Lend - for stock lend Collateral received Transfer out Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received

604 Page 125 19-Jan-2026 17/11/2025 n/a -232 Ordinary -232 17/11/2025 n/a -322 Ordinary -322 17/11/2025 n/a -206 Ordinary -206 17/11/2025 132.59 -520 Ordinary -520 17/11/2025 n/a -206 Ordinary -206 17/11/2025 n/a 168 Ordinary 168 17/11/2025 n/a -149 Ordinary -149 17/11/2025 n/a 113,829 Ordinary 113,829 17/11/2025 n/a 795 Ordinary 795 18/11/2025 129.08 1,104 Ordinary 1,104 18/11/2025 129.08 339 Ordinary 339 18/11/2025 n/a 12,698 Ordinary 12,698 18/11/2025 n/a 1,355 Ordinary 1,355 18/11/2025 n/a 15 Ordinary 15 18/11/2025 n/a 2,211 Ordinary 2,211 18/11/2025 n/a -1,370 Ordinary -1,370 18/11/2025 129.08 3,860 Ordinary 3,860 18/11/2025 129.08 -102 Ordinary -102 18/11/2025 129.13 -1,104 Ordinary -1,104 18/11/2025 129.08 1,171 Ordinary 1,171 18/11/2025 129.08 18 Ordinary 18 18/11/2025 n/a -2,354 Ordinary -2,354 18/11/2025 n/a 111 Ordinary 111 18/11/2025 n/a -40,065 Ordinary -40,065 18/11/2025 n/a -13 Ordinary -13 18/11/2025 n/a -1,629 Ordinary -1,629 18/11/2025 n/a 476 Ordinary 476 18/11/2025 129.08 -1,171 Ordinary -1,171 18/11/2025 129.08 340 Ordinary 340 18/11/2025 129.08 276 Ordinary 276 18/11/2025 129.08 92 Ordinary 92 19/11/2025 128.63 -171 Ordinary -171 19/11/2025 n/a 97 Ordinary 97 19/11/2025 n/a 45,258 Ordinary 45,258 19/11/2025 n/a -97 Ordinary -97 19/11/2025 n/a 505 Ordinary 505 19/11/2025 n/a 3,718 Ordinary 3,718 19/11/2025 n/a 519 Ordinary 519 19/11/2025 n/a 2,211 Ordinary 2,211 19/11/2025 129.27 3,600 Ordinary 3,600 19/11/2025 129.27 4 Ordinary 4 Lend - for stock lend Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in Transfer in Borrow - for stock borrows Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Transfer in SSGA FUNDS MANAGEMENT, INC. Collateral received Transfer out SSGA FUNDS MANAGEMENT, INC. STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received SSGA FUNDS MANAGEMENT, INC. STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Transfer out Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Lend - for stock lend Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY

604 Page 126 19-Jan-2026 19/11/2025 129.27 8 Ordinary 8 19/11/2025 128.62 268 Ordinary 268 19/11/2025 n/a 2,211 Ordinary 2,211 19/11/2025 n/a 151 Ordinary 151 19/11/2025 n/a 40,065 Ordinary 40,065 19/11/2025 n/a 224 Ordinary 224 19/11/2025 n/a 1,376 Ordinary 1,376 19/11/2025 n/a 1,197 Ordinary 1,197 19/11/2025 129.23 324 Ordinary 324 20/11/2025 132.12 1,567 Ordinary 1,567 20/11/2025 132.12 -856 Ordinary -856 20/11/2025 n/a 410 Ordinary 410 20/11/2025 n/a 670 Ordinary 670 20/11/2025 n/a 21,560 Ordinary 21,560 20/11/2025 n/a -670 Ordinary -670 20/11/2025 n/a -410 Ordinary -410 20/11/2025 132.12 714 Ordinary 714 20/11/2025 132.12 48 Ordinary 48 20/11/2025 131.24 45,837 Ordinary 45,837 20/11/2025 n/a 217 Ordinary 217 20/11/2025 n/a 2,149 Ordinary 2,149 20/11/2025 n/a 94 Ordinary 94 20/11/2025 n/a 2,325 Ordinary 2,325 20/11/2025 n/a 824 Ordinary 824 20/11/2025 132.12 -1,567 Ordinary -1,567 20/11/2025 132.12 -1,258 Ordinary -1,258 20/11/2025 132.12 -419 Ordinary -419 20/11/2025 132.12 90 Ordinary 90 21/11/2025 127.85 552 Ordinary 552 21/11/2025 127.85 428 Ordinary 428 21/11/2025 n/a 98 Ordinary 98 21/11/2025 n/a 58,258 Ordinary 58,258 21/11/2025 n/a 276 Ordinary 276 21/11/2025 n/a 6,551 Ordinary 6,551 21/11/2025 n/a -529,050 Ordinary -529,050 21/11/2025 n/a 2,740 Ordinary 2,740 21/11/2025 n/a -2,211 Ordinary -2,211 21/11/2025 n/a 2,211 Ordinary 2,211 21/11/2025 n/a -74 Ordinary -74 21/11/2025 n/a 74 Ordinary 74 21/11/2025 127.85 -999 Ordinary -999 STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Transfer out Transfer in Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Collateral received Collateral received Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows Borrow - for stock borrows Collateral received Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Borrow - for stock borrows Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Transfer out Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows Transfer in

604 Page 127 19-Jan-2026 21/11/2025 127.85 182 Ordinary 182 21/11/2025 127.85 5,983 Ordinary 5,983 21/11/2025 127.85 8 Ordinary 8 21/11/2025 n/a -737 Ordinary -737 21/11/2025 n/a 737 Ordinary 737 21/11/2025 n/a -357 Ordinary -357 21/11/2025 n/a 357 Ordinary 357 21/11/2025 n/a -4,930 Ordinary -4,930 21/11/2025 n/a 4,672 Ordinary 4,672 21/11/2025 n/a -9,968 Ordinary -9,968 21/11/2025 n/a 9,968 Ordinary 9,968 21/11/2025 n/a -42,214 Ordinary -42,214 21/11/2025 n/a 42,214 Ordinary 42,214 21/11/2025 n/a -7,260 Ordinary -7,260 21/11/2025 n/a 6,929 Ordinary 6,929 21/11/2025 n/a -1,534 Ordinary -1,534 21/11/2025 n/a 1,534 Ordinary 1,534 21/11/2025 n/a -38,687 Ordinary -38,687 21/11/2025 n/a 38,687 Ordinary 38,687 21/11/2025 n/a -36,426 Ordinary -36,426 21/11/2025 n/a 36,426 Ordinary 36,426 21/11/2025 n/a -34,881 Ordinary -34,881 21/11/2025 n/a 34,881 Ordinary 34,881 21/11/2025 n/a -51,118 Ordinary -51,118 21/11/2025 n/a 51,118 Ordinary 51,118 21/11/2025 n/a -115,901 Ordinary -115,901 21/11/2025 n/a 113,931 Ordinary 113,931 21/11/2025 n/a -15,498 Ordinary -15,498 21/11/2025 n/a 13,951 Ordinary 13,951 21/11/2025 127.85 255 Ordinary 255 24/11/2025 129.31 281 Ordinary 281 24/11/2025 129.31 -903 Ordinary -903 24/11/2025 129.31 -227 Ordinary -227 24/11/2025 129.31 75 Ordinary 75 24/11/2025 129.31 1,578 Ordinary 1,578 24/11/2025 129.31 5,126 Ordinary 5,126 24/11/2025 129.31 -125 Ordinary -125 24/11/2025 129.31 -616 Ordinary -616 24/11/2025 129.31 -1,981 Ordinary -1,981 24/11/2025 129.31 -466 Ordinary -466 24/11/2025 129.31 -1,732 Ordinary -1,732 24/11/2025 129.31 -919 Ordinary -919 Transfer in Collateral received Collateral received STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Transfer in Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Collateral received Collateral received Collateral received Collateral received STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received SSGA FUNDS MANAGEMENT, INC. Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out Transfer in Collateral received Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Collateral received STATE STREET BANK AND TRUST COMPANY

604 Page 128 19-Jan-2026 24/11/2025 129.31 -256 Ordinary -256 24/11/2025 n/a 1,440 Ordinary 1,440 24/11/2025 n/a -5 Ordinary -5 24/11/2025 n/a -569 Ordinary -569 24/11/2025 n/a 85 Ordinary 85 24/11/2025 n/a 12 Ordinary 12 24/11/2025 n/a -2,181 Ordinary -2,181 24/11/2025 n/a 1,326 Ordinary 1,326 24/11/2025 n/a 1,433 Ordinary 1,433 24/11/2025 n/a 2,181 Ordinary 2,181 24/11/2025 n/a -2,778 Ordinary -2,778 24/11/2025 n/a 5 Ordinary 5 24/11/2025 n/a -949 Ordinary -949 24/11/2025 129.31 -337 Ordinary -337 24/11/2025 129.74 264 Ordinary 264 24/11/2025 129.31 1,810 Ordinary 1,810 24/11/2025 129.31 366 Ordinary 366 24/11/2025 129.31 466 Ordinary 466 24/11/2025 129.31 337 Ordinary 337 24/11/2025 129.31 677 Ordinary 677 24/11/2025 129.31 -401 Ordinary -401 24/11/2025 129.31 -2,000 Ordinary -2,000 24/11/2025 129.31 1,770 Ordinary 1,770 24/11/2025 129.31 918 Ordinary 918 24/11/2025 129.31 1,821 Ordinary 1,821 24/11/2025 129.31 1,732 Ordinary 1,732 24/11/2025 129.31 1,699 Ordinary 1,699 24/11/2025 129.31 2,183 Ordinary 2,183 24/11/2025 129.31 1,981 Ordinary 1,981 24/11/2025 129.31 4,083 Ordinary 4,083 24/11/2025 129.31 -188 Ordinary -188 24/11/2025 129.31 -2,207 Ordinary -2,207 24/11/2025 129.31 -50 Ordinary -50 24/11/2025 129.31 -677 Ordinary -677 24/11/2025 129.31 -918 Ordinary -918 24/11/2025 129.31 -477 Ordinary -477 24/11/2025 129.31 304 Ordinary 304 24/11/2025 129.31 256 Ordinary 256 24/11/2025 129.31 919 Ordinary 919 24/11/2025 129.31 1,450 Ordinary 1,450 24/11/2025 129.31 477 Ordinary 477 STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in Transfer out Transfer out Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET SAUDI ARABIA FINANCIAL SOLUTIONS COMPANY Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in Transfer in Transfer in Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend Transfer out Transfer in Transfer out SSGA FUNDS MANAGEMENT, INC. Lend - for stock lend Transfer out Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out

604 Page 129 19-Jan-2026 24/11/2025 129.31 468 Ordinary 468 24/11/2025 n/a 337 Ordinary 337 24/11/2025 n/a 198 Ordinary 198 24/11/2025 n/a 1,277 Ordinary 1,277 24/11/2025 129.31 539 Ordinary 539 24/11/2025 129.31 85 Ordinary 85 24/11/2025 129.31 -178 Ordinary -178 24/11/2025 129.31 -366 Ordinary -366 24/11/2025 129.31 -598 Ordinary -598 24/11/2025 129.31 -2,183 Ordinary -2,183 24/11/2025 129.31 -304 Ordinary -304 24/11/2025 129.31 -16 Ordinary -16 24/11/2025 129.31 -130 Ordinary -130 25/11/2025 132.09 -1,177 Ordinary -1,177 25/11/2025 132.28 339 Ordinary 339 25/11/2025 132.28 -1,178 Ordinary -1,178 25/11/2025 n/a 18,374 Ordinary 18,374 25/11/2025 n/a -91 Ordinary -91 25/11/2025 n/a -1,599 Ordinary -1,599 25/11/2025 n/a -4,155 Ordinary -4,155 25/11/2025 n/a -110,049 Ordinary -110,049 25/11/2025 n/a 52,050 Ordinary 52,050 25/11/2025 n/a 41,256 Ordinary 41,256 25/11/2025 n/a 4,155 Ordinary 4,155 25/11/2025 n/a 59 Ordinary 59 25/11/2025 n/a -2,211 Ordinary -2,211 25/11/2025 n/a 2,211 Ordinary 2,211 25/11/2025 n/a -74 Ordinary -74 25/11/2025 n/a 74 Ordinary 74 25/11/2025 131.50 90 Ordinary 90 25/11/2025 132.28 -234 Ordinary -234 25/11/2025 132.28 341 Ordinary 341 25/11/2025 n/a -737 Ordinary -737 25/11/2025 n/a 737 Ordinary 737 25/11/2025 n/a -357 Ordinary -357 25/11/2025 n/a 357 Ordinary 357 25/11/2025 n/a -5,009 Ordinary -5,009 25/11/2025 n/a 5,047 Ordinary 5,047 25/11/2025 n/a -9,968 Ordinary -9,968 25/11/2025 n/a 9,968 Ordinary 9,968 25/11/2025 n/a -42,214 Ordinary -42,214 Collateral received Lend - for stock lend Borrow - for stock borrows Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Transfer out Transfer out STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Transfer out STATE STREET GLOBAL ADVISORS, LTD. STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received Transfer out Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Borrow - for stock borrows STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Borrow - for stock borrows Collateral received Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Transfer out Transfer in STATE STREET BANK AND TRUST COMPANY

604 Page 130 19-Jan-2026 25/11/2025 n/a 42,214 Ordinary 42,214 25/11/2025 n/a -7,127 Ordinary -7,127 25/11/2025 n/a 6,001 Ordinary 6,001 25/11/2025 n/a -1,534 Ordinary -1,534 25/11/2025 n/a 1,534 Ordinary 1,534 25/11/2025 n/a -38,687 Ordinary -38,687 25/11/2025 n/a 38,687 Ordinary 38,687 25/11/2025 n/a -36,426 Ordinary -36,426 25/11/2025 n/a 36,426 Ordinary 36,426 25/11/2025 n/a -34,881 Ordinary -34,881 25/11/2025 n/a 34,881 Ordinary 34,881 25/11/2025 n/a -51,118 Ordinary -51,118 25/11/2025 n/a 51,118 Ordinary 51,118 25/11/2025 n/a -113,931 Ordinary -113,931 25/11/2025 n/a 110,175 Ordinary 110,175 25/11/2025 n/a -15,228 Ordinary -15,228 25/11/2025 n/a 16,870 Ordinary 16,870 25/11/2025 132.30 -399 Ordinary -399 26/11/2025 0.00 -16,726 Ordinary -16,726 26/11/2025 134.18 4,349 Ordinary 4,349 26/11/2025 133.30 -186 Ordinary -186 26/11/2025 n/a 25,485 Ordinary 25,485 26/11/2025 n/a 12,594 Ordinary 12,594 26/11/2025 n/a -1,487 Ordinary -1,487 26/11/2025 n/a 43,172 Ordinary 43,172 26/11/2025 n/a 1,200 Ordinary 1,200 26/11/2025 n/a -79,764 Ordinary -79,764 26/11/2025 n/a 1,792 Ordinary 1,792 26/11/2025 n/a 101,244 Ordinary 101,244 26/11/2025 n/a 1,995 Ordinary 1,995 26/11/2025 n/a 13,914 Ordinary 13,914 26/11/2025 n/a 954 Ordinary 954 26/11/2025 n/a 2,062 Ordinary 2,062 26/11/2025 n/a 10,491 Ordinary 10,491 26/11/2025 n/a 164 Ordinary 164 26/11/2025 n/a 529 Ordinary 529 26/11/2025 n/a 16,249 Ordinary 16,249 26/11/2025 n/a 33 Ordinary 33 26/11/2025 n/a 190 Ordinary 190 26/11/2025 n/a 1,881 Ordinary 1,881 26/11/2025 n/a 2,594 Ordinary 2,594 STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Collateral received Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY

604 Page 131 19-Jan-2026 26/11/2025 n/a 481 Ordinary 481 26/11/2025 n/a 184 Ordinary 184 26/11/2025 n/a -14 Ordinary -14 26/11/2025 n/a -156 Ordinary -156 26/11/2025 n/a 5,072 Ordinary 5,072 26/11/2025 134.18 89 Ordinary 89 27/11/2025 134.21 -1,328 Ordinary -1,328 27/11/2025 n/a -12,698 Ordinary -12,698 27/11/2025 n/a 2,628 Ordinary 2,628 27/11/2025 n/a -1,792 Ordinary -1,792 27/11/2025 n/a -101,244 Ordinary -101,244 27/11/2025 n/a -1,995 Ordinary -1,995 27/11/2025 n/a -13,914 Ordinary -13,914 27/11/2025 n/a -954 Ordinary -954 27/11/2025 n/a -2,062 Ordinary -2,062 27/11/2025 n/a -10,491 Ordinary -10,491 27/11/2025 n/a -164 Ordinary -164 27/11/2025 n/a -529 Ordinary -529 27/11/2025 n/a -16,249 Ordinary -16,249 27/11/2025 n/a -33 Ordinary -33 27/11/2025 n/a -190 Ordinary -190 27/11/2025 n/a -1,881 Ordinary -1,881 27/11/2025 n/a -2,594 Ordinary -2,594 27/11/2025 n/a -481 Ordinary -481 27/11/2025 n/a -184 Ordinary -184 27/11/2025 n/a 3,105 Ordinary 3,105 27/11/2025 n/a -2,211 Ordinary -2,211 27/11/2025 n/a -74 Ordinary -74 27/11/2025 n/a 820 Ordinary 820 27/11/2025 n/a -737 Ordinary -737 27/11/2025 n/a 737 Ordinary 737 27/11/2025 n/a -357 Ordinary -357 27/11/2025 n/a 357 Ordinary 357 27/11/2025 n/a -5,033 Ordinary -5,033 27/11/2025 n/a 5,033 Ordinary 5,033 27/11/2025 n/a -9,968 Ordinary -9,968 27/11/2025 n/a 9,968 Ordinary 9,968 27/11/2025 n/a -42,214 Ordinary -42,214 27/11/2025 n/a 42,214 Ordinary 42,214 27/11/2025 n/a -5,845 Ordinary -5,845 27/11/2025 n/a 5,845 Ordinary 5,845 27/11/2025 n/a -1,534 Ordinary -1,534 Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Borrow - for stock borrows Collateral received Borrow - for stock borrows Collateral received Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY

604 Page 132 19-Jan-2026 27/11/2025 n/a 1,534 Ordinary 1,534 27/11/2025 n/a -38,687 Ordinary -38,687 27/11/2025 n/a 38,687 Ordinary 38,687 27/11/2025 n/a -36,426 Ordinary -36,426 27/11/2025 n/a 36,426 Ordinary 36,426 27/11/2025 n/a -34,881 Ordinary -34,881 27/11/2025 n/a 34,881 Ordinary 34,881 27/11/2025 n/a -51,118 Ordinary -51,118 27/11/2025 n/a 51,118 Ordinary 51,118 27/11/2025 n/a -110,175 Ordinary -110,175 27/11/2025 n/a 110,175 Ordinary 110,175 27/11/2025 n/a -21,942 Ordinary -21,942 27/11/2025 n/a 21,942 Ordinary 21,942 27/11/2025 132.40 -125 Ordinary -125 28/11/2025 132.28 261 Ordinary 261 28/11/2025 132.28 21,472 Ordinary 21,472 28/11/2025 132.28 805 Ordinary 805 28/11/2025 n/a -1 Ordinary -1 28/11/2025 n/a 1,982 Ordinary 1,982 28/11/2025 n/a -380 Ordinary -380 28/11/2025 n/a 1 Ordinary 1 28/11/2025 n/a -3,105 Ordinary -3,105 28/11/2025 n/a 3,031 Ordinary 3,031 28/11/2025 n/a 74 Ordinary 74 28/11/2025 132.28 823 Ordinary 823 28/11/2025 132.28 -823 Ordinary -823 28/11/2025 132.28 -456 Ordinary -456 28/11/2025 132.28 1,038 Ordinary 1,038 28/11/2025 132.28 -48,226 Ordinary -48,226 28/11/2025 n/a 63 Ordinary 63 28/11/2025 n/a -20 Ordinary -20 28/11/2025 132.28 178 Ordinary 178 28/11/2025 132.28 5,145 Ordinary 5,145 01/12/2025 132.51 2,420 Ordinary 2,420 01/12/2025 132.76 -797 Ordinary -797 01/12/2025 n/a 2,200 Ordinary 2,200 01/12/2025 n/a 26,989 Ordinary 26,989 01/12/2025 n/a -665 Ordinary -665 01/12/2025 n/a 392 Ordinary 392 01/12/2025 n/a 6,420 Ordinary 6,420 01/12/2025 n/a 7,075 Ordinary 7,075 STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out Transfer in Lend - for stock lend Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET GLOBAL ADVISORS, LTD. STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Borrow - for stock borrows Collateral received Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Transfer out Borrow - for stock borrows STATE STREET GLOBAL ADVISORS LIMITED Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out STATE STREET GLOBAL ADVISORS ASIA LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY

604 Page 133 19-Jan-2026 01/12/2025 n/a 3,129 Ordinary 3,129 01/12/2025 n/a -44,133 Ordinary -44,133 01/12/2025 n/a 793 Ordinary 793 01/12/2025 132.77 511 Ordinary 511 01/12/2025 n/a 108 Ordinary 108 01/12/2025 n/a -9 Ordinary -9 01/12/2025 132.76 -231 Ordinary -231 01/12/2025 132.77 1,732 Ordinary 1,732 01/12/2025 132.51 -285 Ordinary -285 02/12/2025 135.03 1,555 Ordinary 1,555 02/12/2025 135.03 178 Ordinary 178 02/12/2025 135.03 -791 Ordinary -791 02/12/2025 n/a -633 Ordinary -633 02/12/2025 n/a 633 Ordinary 633 02/12/2025 n/a 11,514 Ordinary 11,514 02/12/2025 n/a -23,792 Ordinary -23,792 02/12/2025 135.54 286 Ordinary 286 02/12/2025 135.03 309 Ordinary 309 02/12/2025 n/a -36 Ordinary -36 02/12/2025 n/a -47 Ordinary -47 02/12/2025 135.03 -1,555 Ordinary -1,555 02/12/2025 135.03 -1,277 Ordinary -1,277 02/12/2025 135.03 85 Ordinary 85 02/12/2025 135.03 340 Ordinary 340 02/12/2025 135.03 89 Ordinary 89 03/12/2025 n/a 217,527 Ordinary 217,527 03/12/2025 n/a 986 Ordinary 986 03/12/2025 n/a 1,487 Ordinary 1,487 03/12/2025 n/a -177,659 Ordinary -177,659 03/12/2025 135.28 112 Ordinary 112 03/12/2025 n/a -33 Ordinary -33 03/12/2025 n/a -96 Ordinary -96 03/12/2025 134.78 190 Ordinary 190 03/12/2025 135.28 575 Ordinary 575 03/12/2025 135.28 92 Ordinary 92 03/12/2025 135.28 138 Ordinary 138 03/12/2025 135.28 -68 Ordinary -68 04/12/2025 138.00 310 Ordinary 310 04/12/2025 138.00 1,130 Ordinary 1,130 04/12/2025 140.58 -428 Ordinary -428 04/12/2025 140.48 -241 Ordinary -241 04/12/2025 n/a -490 Ordinary -490 STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out Transfer in Collateral received Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS LIMITED Transfer in Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED STATE STREET GLOBAL ADVISORS, LTD. STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Collateral received Transfer out Transfer in Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Lend - for stock lend Transfer in Transfer in Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Transfer in Collateral received STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend Transfer in

604 Page 134 19-Jan-2026 04/12/2025 n/a -3,766 Ordinary -3,766 04/12/2025 n/a -1,625 Ordinary -1,625 04/12/2025 n/a -382 Ordinary -382 04/12/2025 n/a -36,489 Ordinary -36,489 04/12/2025 n/a -4,972 Ordinary -4,972 04/12/2025 n/a -1,550 Ordinary -1,550 04/12/2025 n/a -726 Ordinary -726 04/12/2025 n/a -3,031 Ordinary -3,031 04/12/2025 n/a 3,031 Ordinary 3,031 04/12/2025 n/a -74 Ordinary -74 04/12/2025 n/a 74 Ordinary 74 04/12/2025 138.00 1,143 Ordinary 1,143 04/12/2025 n/a -737 Ordinary -737 04/12/2025 n/a 737 Ordinary 737 04/12/2025 n/a -357 Ordinary -357 04/12/2025 n/a 357 Ordinary 357 04/12/2025 n/a -5,135 Ordinary -5,135 04/12/2025 n/a 5,180 Ordinary 5,180 04/12/2025 n/a -9,968 Ordinary -9,968 04/12/2025 n/a 9,968 Ordinary 9,968 04/12/2025 n/a -42,214 Ordinary -42,214 04/12/2025 n/a 42,214 Ordinary 42,214 04/12/2025 n/a -5,673 Ordinary -5,673 04/12/2025 n/a 4,386 Ordinary 4,386 04/12/2025 n/a -1,534 Ordinary -1,534 04/12/2025 n/a 1,534 Ordinary 1,534 04/12/2025 n/a -38,687 Ordinary -38,687 04/12/2025 n/a 38,687 Ordinary 38,687 04/12/2025 n/a -36,426 Ordinary -36,426 04/12/2025 n/a 36,426 Ordinary 36,426 04/12/2025 n/a -34,881 Ordinary -34,881 04/12/2025 n/a 69,373 Ordinary 69,373 04/12/2025 n/a -51,118 Ordinary -51,118 04/12/2025 n/a 51,118 Ordinary 51,118 04/12/2025 n/a -110,175 Ordinary -110,175 04/12/2025 n/a 110,175 Ordinary 110,175 04/12/2025 n/a -21,942 Ordinary -21,942 04/12/2025 n/a 21,942 Ordinary 21,942 04/12/2025 140.58 92 Ordinary 92 04/12/2025 138.12 300 Ordinary 300 04/12/2025 140.48 -1,113 Ordinary -1,113 04/12/2025 138.00 -2,028 Ordinary -2,028STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Collateral received Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Collateral received Collateral received Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received Transfer in Collateral received Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out Collateral received Borrow - for stock borrows Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY

604 Page 135 19-Jan-2026 05/12/2025 138.47 2,484 Ordinary 2,484 05/12/2025 n/a -23,542 Ordinary -23,542 05/12/2025 n/a 479 Ordinary 479 05/12/2025 n/a 3,336 Ordinary 3,336 05/12/2025 n/a 312 Ordinary 312 05/12/2025 n/a 496 Ordinary 496 05/12/2025 n/a 3,536 Ordinary 3,536 05/12/2025 n/a 42 Ordinary 42 05/12/2025 n/a 529 Ordinary 529 05/12/2025 n/a 4,485 Ordinary 4,485 05/12/2025 n/a 8 Ordinary 8 05/12/2025 n/a 46 Ordinary 46 05/12/2025 n/a 138 Ordinary 138 05/12/2025 n/a 117 Ordinary 117 05/12/2025 n/a 383 Ordinary 383 05/12/2025 n/a 1 Ordinary 1 05/12/2025 n/a 21,860 Ordinary 21,860 05/12/2025 n/a 109 Ordinary 109 05/12/2025 n/a 478 Ordinary 478 05/12/2025 n/a 647 Ordinary 647 05/12/2025 138.47 508 Ordinary 508 05/12/2025 138.47 164 Ordinary 164 05/12/2025 n/a -2,212 Ordinary -2,212 05/12/2025 n/a -1,959 Ordinary -1,959 05/12/2025 n/a -86 Ordinary -86 05/12/2025 138.47 -508 Ordinary -508 05/12/2025 138.47 -1,438 Ordinary -1,438 05/12/2025 138.47 -2,895 Ordinary -2,895 05/12/2025 138.47 -146 Ordinary -146 05/12/2025 138.47 194 Ordinary 194 05/12/2025 138.47 89 Ordinary 89 05/12/2025 138.47 1,438 Ordinary 1,438 05/12/2025 138.47 2,895 Ordinary 2,895 05/12/2025 138.47 1,456 Ordinary 1,456 08/12/2025 136.66 -7,497 Ordinary -7,497 08/12/2025 137.18 428 Ordinary 428 08/12/2025 136.58 190 Ordinary 190 08/12/2025 n/a 216,150 Ordinary 216,150 08/12/2025 n/a 24,567 Ordinary 24,567 08/12/2025 n/a 417 Ordinary 417 08/12/2025 n/a 34 Ordinary 34 STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Transfer in Collateral received Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Collateral received Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Transfer in Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in

604 Page 136 19-Jan-2026 08/12/2025 n/a -451 Ordinary -451 08/12/2025 n/a -479 Ordinary -479 08/12/2025 n/a -3,336 Ordinary -3,336 08/12/2025 n/a -312 Ordinary -312 08/12/2025 n/a -496 Ordinary -496 08/12/2025 n/a -3,536 Ordinary -3,536 08/12/2025 n/a -42 Ordinary -42 08/12/2025 n/a -529 Ordinary -529 08/12/2025 n/a -4,485 Ordinary -4,485 08/12/2025 n/a -8 Ordinary -8 08/12/2025 n/a -46 Ordinary -46 08/12/2025 n/a -138 Ordinary -138 08/12/2025 n/a -117 Ordinary -117 08/12/2025 n/a -383 Ordinary -383 08/12/2025 n/a -1 Ordinary -1 08/12/2025 n/a -21,860 Ordinary -21,860 08/12/2025 n/a -109 Ordinary -109 08/12/2025 n/a -478 Ordinary -478 08/12/2025 n/a -647 Ordinary -647 08/12/2025 137.18 504 Ordinary 504 08/12/2025 137.18 28 Ordinary 28 08/12/2025 137.18 4 Ordinary 4 08/12/2025 n/a 43 Ordinary 43 08/12/2025 n/a 5 Ordinary 5 08/12/2025 n/a 45 Ordinary 45 08/12/2025 n/a 33,629 Ordinary 33,629 08/12/2025 n/a -3,576 Ordinary -3,576 08/12/2025 n/a -1,135 Ordinary -1,135 09/12/2025 137.03 -398 Ordinary -398 09/12/2025 137.03 -1,387 Ordinary -1,387 09/12/2025 n/a 28,848 Ordinary 28,848 09/12/2025 n/a 1,647 Ordinary 1,647 09/12/2025 n/a 16,762 Ordinary 16,762 09/12/2025 n/a -16,762 Ordinary -16,762 09/12/2025 n/a 1,550 Ordinary 1,550 09/12/2025 n/a 2,196 Ordinary 2,196 09/12/2025 137.50 50 Ordinary 50 09/12/2025 137.03 273 Ordinary 273 09/12/2025 138.25 -632 Ordinary -632 09/12/2025 n/a -122 Ordinary -122 09/12/2025 n/a -42,214 Ordinary -42,214 09/12/2025 n/a -849 Ordinary -849 Collateral received Collateral received Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out Transfer out Collateral received Collateral received SSGA FUNDS MANAGEMENT, INC. Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Transfer in Lend - for stock lend Transfer in Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY

604 Page 137 19-Jan-2026 09/12/2025 n/a 1,257 Ordinary 1,257 09/12/2025 n/a 531 Ordinary 531 09/12/2025 137.03 398 Ordinary 398 09/12/2025 137.50 608 Ordinary 608 09/12/2025 137.03 138 Ordinary 138 09/12/2025 137.03 184 Ordinary 184 09/12/2025 137.03 1,387 Ordinary 1,387 10/12/2025 137.50 4,467 Ordinary 4,467 10/12/2025 n/a 19,727 Ordinary 19,727 10/12/2025 n/a 4,555 Ordinary 4,555 10/12/2025 n/a 253 Ordinary 253 10/12/2025 n/a 2,224 Ordinary 2,224 10/12/2025 n/a 5,073 Ordinary 5,073 10/12/2025 n/a 15,703 Ordinary 15,703 10/12/2025 n/a 1,293 Ordinary 1,293 10/12/2025 n/a 11,587 Ordinary 11,587 10/12/2025 n/a 382 Ordinary 382 10/12/2025 n/a 64,000 Ordinary 64,000 10/12/2025 n/a -3,031 Ordinary -3,031 10/12/2025 n/a 3,031 Ordinary 3,031 10/12/2025 n/a -74 Ordinary -74 10/12/2025 n/a 74 Ordinary 74 10/12/2025 n/a -737 Ordinary -737 10/12/2025 n/a 737 Ordinary 737 10/12/2025 n/a -357 Ordinary -357 10/12/2025 n/a 357 Ordinary 357 10/12/2025 n/a -43 Ordinary -43 10/12/2025 n/a 43 Ordinary 43 10/12/2025 n/a -2,851 Ordinary -2,851 10/12/2025 n/a 3,040 Ordinary 3,040 10/12/2025 n/a -9,968 Ordinary -9,968 10/12/2025 n/a 9,968 Ordinary 9,968 10/12/2025 n/a 42,214 Ordinary 42,214 10/12/2025 n/a -1,623 Ordinary -1,623 10/12/2025 n/a 1,771 Ordinary 1,771 10/12/2025 n/a -1,534 Ordinary -1,534 10/12/2025 n/a 1,534 Ordinary 1,534 10/12/2025 n/a -38,687 Ordinary -38,687 10/12/2025 n/a 38,687 Ordinary 38,687 10/12/2025 n/a -36,426 Ordinary -36,426 10/12/2025 n/a 36,426 Ordinary 36,426 10/12/2025 n/a -103,002 Ordinary -103,002 STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Borrow - for stock borrows Collateral received Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Borrow - for stock borrows Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Collateral received

604 Page 138 19-Jan-2026 10/12/2025 n/a 103,002 Ordinary 103,002 10/12/2025 n/a -51,118 Ordinary -51,118 10/12/2025 n/a 51,118 Ordinary 51,118 10/12/2025 n/a -107,856 Ordinary -107,856 10/12/2025 n/a 108,322 Ordinary 108,322 10/12/2025 n/a -21,252 Ordinary -21,252 10/12/2025 n/a 21,486 Ordinary 21,486 10/12/2025 137.50 31,113 Ordinary 31,113 10/12/2025 137.50 -227 Ordinary -227 11/12/2025 139.95 -1,212 Ordinary -1,212 11/12/2025 139.95 610 Ordinary 610 11/12/2025 139.95 -339 Ordinary -339 11/12/2025 139.95 2,085 Ordinary 2,085 11/12/2025 n/a 20,400 Ordinary 20,400 11/12/2025 n/a 4,754 Ordinary 4,754 11/12/2025 n/a -10,244 Ordinary -10,244 11/12/2025 n/a -419,561 Ordinary -419,561 11/12/2025 n/a -124,757 Ordinary -124,757 11/12/2025 n/a -519 Ordinary -519 11/12/2025 n/a -45,258 Ordinary -45,258 11/12/2025 n/a -505 Ordinary -505 11/12/2025 n/a -3,718 Ordinary -3,718 11/12/2025 n/a 1,100 Ordinary 1,100 11/12/2025 n/a -4,754 Ordinary -4,754 11/12/2025 n/a -64,000 Ordinary -64,000 11/12/2025 139.95 -1,080 Ordinary -1,080 11/12/2025 n/a 112 Ordinary 112 11/12/2025 n/a -233 Ordinary -233 11/12/2025 n/a 384 Ordinary 384 11/12/2025 n/a 456 Ordinary 456 12/12/2025 143.40 2,484 Ordinary 2,484 12/12/2025 n/a 9,600 Ordinary 9,600 12/12/2025 n/a 224 Ordinary 224 12/12/2025 n/a 14,000 Ordinary 14,000 12/12/2025 n/a 5,490 Ordinary 5,490 12/12/2025 n/a 1,270 Ordinary 1,270 12/12/2025 n/a 1,095 Ordinary 1,095 12/12/2025 n/a 1,026 Ordinary 1,026 12/12/2025 n/a 1,078 Ordinary 1,078 12/12/2025 n/a 2,020 Ordinary 2,020 12/12/2025 n/a -766 Ordinary -766 Lend - for stock lend Lend - for stock lend Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, LTD. STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Lend - for stock lend Lend - for stock lend Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Lend - for stock lend Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY

604 Page 139 19-Jan-2026 12/12/2025 n/a -1,900 Ordinary -1,900 12/12/2025 n/a 145,384 Ordinary 145,384 12/12/2025 n/a -129,934 Ordinary -129,934 12/12/2025 n/a -3,031 Ordinary -3,031 12/12/2025 n/a 2,231 Ordinary 2,231 12/12/2025 n/a -74 Ordinary -74 12/12/2025 n/a 74 Ordinary 74 12/12/2025 143.40 364 Ordinary 364 12/12/2025 n/a 20 Ordinary 20 12/12/2025 n/a -820 Ordinary -820 12/12/2025 n/a -737 Ordinary -737 12/12/2025 n/a 737 Ordinary 737 12/12/2025 n/a -357 Ordinary -357 12/12/2025 n/a 357 Ordinary 357 12/12/2025 n/a -43 Ordinary -43 12/12/2025 n/a 43 Ordinary 43 12/12/2025 n/a -3,152 Ordinary -3,152 12/12/2025 n/a 2,664 Ordinary 2,664 12/12/2025 n/a -9,968 Ordinary -9,968 12/12/2025 n/a 9,968 Ordinary 9,968 12/12/2025 n/a -42,214 Ordinary -42,214 12/12/2025 n/a 37,011 Ordinary 37,011 12/12/2025 n/a -1,538 Ordinary -1,538 12/12/2025 n/a 1,610 Ordinary 1,610 12/12/2025 n/a -1,534 Ordinary -1,534 12/12/2025 n/a 1,534 Ordinary 1,534 12/12/2025 n/a -38,687 Ordinary -38,687 12/12/2025 n/a 38,687 Ordinary 38,687 12/12/2025 n/a -36,426 Ordinary -36,426 12/12/2025 n/a 36,426 Ordinary 36,426 12/12/2025 n/a -103,002 Ordinary -103,002 12/12/2025 n/a 103,002 Ordinary 103,002 12/12/2025 n/a -51,118 Ordinary -51,118 12/12/2025 n/a 51,118 Ordinary 51,118 12/12/2025 n/a -108,706 Ordinary -108,706 12/12/2025 n/a 109,486 Ordinary 109,486 12/12/2025 n/a -21,942 Ordinary -21,942 12/12/2025 n/a 21,942 Ordinary 21,942 12/12/2025 143.40 -26,323 Ordinary -26,323 12/12/2025 143.40 340 Ordinary 340 15/12/2025 139.94 -3,729 Ordinary -3,729 STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Collateral received Collateral received Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received

604 Page 140 19-Jan-2026 15/12/2025 139.95 -1,206 Ordinary -1,206 15/12/2025 n/a 6,238 Ordinary 6,238 15/12/2025 n/a 3,529 Ordinary 3,529 15/12/2025 n/a 31,733 Ordinary 31,733 15/12/2025 n/a -4,325 Ordinary -4,325 15/12/2025 n/a 15,974 Ordinary 15,974 15/12/2025 n/a 64,789 Ordinary 64,789 15/12/2025 n/a 10,924 Ordinary 10,924 15/12/2025 n/a -78,766 Ordinary -78,766 15/12/2025 n/a 11,769 Ordinary 11,769 15/12/2025 n/a 2,924 Ordinary 2,924 15/12/2025 n/a -161 Ordinary -161 15/12/2025 n/a -95 Ordinary -95 15/12/2025 n/a -2,024 Ordinary -2,024 15/12/2025 n/a -1,303 Ordinary -1,303 15/12/2025 139.94 -604 Ordinary -604 15/12/2025 139.95 -118 Ordinary -118 16/12/2025 140.30 26,502 Ordinary 26,502 16/12/2025 140.30 -678 Ordinary -678 16/12/2025 140.30 856 Ordinary 856 16/12/2025 140.30 856 Ordinary 856 16/12/2025 140.30 6,420 Ordinary 6,420 16/12/2025 140.30 170 Ordinary 170 16/12/2025 n/a 110,468 Ordinary 110,468 16/12/2025 n/a 114,833 Ordinary 114,833 16/12/2025 n/a 289 Ordinary 289 16/12/2025 n/a -289 Ordinary -289 16/12/2025 n/a -37,833 Ordinary -37,833 16/12/2025 140.30 1,384 Ordinary 1,384 16/12/2025 140.30 1,903 Ordinary 1,903 16/12/2025 141.59 2,890 Ordinary 2,890 16/12/2025 140.35 -1,512 Ordinary -1,512 16/12/2025 n/a 35 Ordinary 35 16/12/2025 n/a -98 Ordinary -98 16/12/2025 n/a -2,363 Ordinary -2,363 16/12/2025 n/a 1,291 Ordinary 1,291 16/12/2025 140.30 -44,674 Ordinary -44,674 16/12/2025 140.30 -40,327 Ordinary -40,327 17/12/2025 141.40 -672 Ordinary -672 17/12/2025 141.60 141 Ordinary 141 17/12/2025 141.40 856 Ordinary 856 Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in Transfer in STATE STREET GLOBAL ADVISORS LIMITED Transfer in Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED SSGA FUNDS MANAGEMENT, INC. Lend - for stock lend Transfer in SSGA FUNDS MANAGEMENT, INC. Transfer out SSGA FUNDS MANAGEMENT, INC. STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend Transfer out Transfer out Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY

604 Page 141 19-Jan-2026 17/12/2025 n/a 10,911 Ordinary 10,911 17/12/2025 n/a 108,166 Ordinary 108,166 17/12/2025 n/a 1,427 Ordinary 1,427 17/12/2025 n/a 346 Ordinary 346 17/12/2025 n/a 10,407 Ordinary 10,407 17/12/2025 n/a -74 Ordinary -74 17/12/2025 n/a -11,257 Ordinary -11,257 17/12/2025 n/a -74 Ordinary -74 17/12/2025 141.60 106 Ordinary 106 17/12/2025 141.40 672 Ordinary 672 17/12/2025 n/a -74 Ordinary -74 17/12/2025 n/a 396 Ordinary 396 17/12/2025 n/a 932 Ordinary 932 17/12/2025 n/a 2,067 Ordinary 2,067 17/12/2025 n/a -26 Ordinary -26 17/12/2025 141.60 -366 Ordinary -366 17/12/2025 141.40 672 Ordinary 672 18/12/2025 143.00 -135 Ordinary -135 18/12/2025 142.88 366 Ordinary 366 18/12/2025 142.88 -1,380 Ordinary -1,380 18/12/2025 142.88 -678 Ordinary -678 18/12/2025 142.88 856 Ordinary 856 18/12/2025 n/a 106 Ordinary 106 18/12/2025 n/a 28 Ordinary 28 18/12/2025 n/a -28 Ordinary -28 18/12/2025 n/a -106 Ordinary -106 18/12/2025 n/a 1,100 Ordinary 1,100 18/12/2025 n/a -1,668 Ordinary -1,668 18/12/2025 n/a 1,668 Ordinary 1,668 18/12/2025 142.88 196 Ordinary 196 18/12/2025 142.88 294 Ordinary 294 18/12/2025 142.88 1,190 Ordinary 1,190 18/12/2025 142.88 -6,460 Ordinary -6,460 18/12/2025 142.88 1,530 Ordinary 1,530 18/12/2025 142.88 8 Ordinary 8 18/12/2025 142.88 8 Ordinary 8 18/12/2025 n/a -43 Ordinary -43 18/12/2025 n/a -119 Ordinary -119 18/12/2025 n/a -36 Ordinary -36 18/12/2025 n/a -356 Ordinary -356 18/12/2025 n/a -138 Ordinary -138 STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in Transfer out STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out Transfer in Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. Transfer out Transfer in STATE STREET GLOBAL ADVISORS, LTD. STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Collateral received SSGA FUNDS MANAGEMENT, INC. Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend Transfer in SSGA FUNDS MANAGEMENT, INC. Lend - for stock lend Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Collateral received SSGA FUNDS MANAGEMENT, INC. Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received

604 Page 142 19-Jan-2026 18/12/2025 142.88 92 Ordinary 92 19/12/2025 143.07 -1,168 Ordinary -1,168 19/12/2025 143.07 -598 Ordinary -598 19/12/2025 143.07 -451 Ordinary -451 19/12/2025 143.07 -3,188 Ordinary -3,188 19/12/2025 143.07 3,692 Ordinary 3,692 19/12/2025 143.07 -167 Ordinary -167 19/12/2025 143.07 19,452 Ordinary 19,452 19/12/2025 143.07 1,012 Ordinary 1,012 19/12/2025 143.07 -1,487 Ordinary -1,487 19/12/2025 143.07 -380 Ordinary -380 19/12/2025 143.07 72 Ordinary 72 19/12/2025 143.07 5,721 Ordinary 5,721 19/12/2025 143.07 -552 Ordinary -552 19/12/2025 143.07 -4,030 Ordinary -4,030 19/12/2025 143.07 428 Ordinary 428 19/12/2025 143.07 -1,220 Ordinary -1,220 19/12/2025 143.07 -1,461 Ordinary -1,461 19/12/2025 143.07 -373 Ordinary -373 19/12/2025 143.07 1,008 Ordinary 1,008 19/12/2025 143.07 1,461 Ordinary 1,461 19/12/2025 143.07 185 Ordinary 185 19/12/2025 143.07 647 Ordinary 647 19/12/2025 143.07 1,487 Ordinary 1,487 19/12/2025 143.07 1,159 Ordinary 1,159 19/12/2025 143.07 1,899 Ordinary 1,899 19/12/2025 n/a -3,291 Ordinary -3,291 19/12/2025 n/a -374 Ordinary -374 19/12/2025 n/a 2,352 Ordinary 2,352 19/12/2025 n/a -3,014 Ordinary -3,014 19/12/2025 n/a -768 Ordinary -768 19/12/2025 n/a 788 Ordinary 788 19/12/2025 n/a 23 Ordinary 23 19/12/2025 n/a -1,550 Ordinary -1,550 19/12/2025 n/a -943 Ordinary -943 19/12/2025 n/a 225 Ordinary 225 19/12/2025 n/a 943 Ordinary 943 19/12/2025 n/a 332 Ordinary 332 19/12/2025 143.07 154 Ordinary 154 19/12/2025 143.07 8,164 Ordinary 8,164 Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Transfer in Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS LIMITED Borrow - for stock borrows Transfer in Lend - for stock lend Lend - for stock lend Transfer in Transfer out STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Lend - for stock lend Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer out Lend - for stock lend Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Lend - for stock lend Lend - for stock lend Transfer in Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY

604 Page 143 19-Jan-2026 19/12/2025 143.07 3,879 Ordinary 3,879 19/12/2025 143.07 471 Ordinary 471 19/12/2025 143.07 15,217 Ordinary 15,217 19/12/2025 143.07 789 Ordinary 789 19/12/2025 143.07 56 Ordinary 56 19/12/2025 143.07 -272 Ordinary -272 19/12/2025 143.07 76 Ordinary 76 19/12/2025 143.07 1,360 Ordinary 1,360 19/12/2025 143.07 -1,899 Ordinary -1,899 19/12/2025 143.07 -485 Ordinary -485 19/12/2025 142.68 -269 Ordinary -269 19/12/2025 142.87 48,124 Ordinary 48,124 19/12/2025 n/a 332 Ordinary 332 19/12/2025 n/a 252 Ordinary 252 19/12/2025 n/a 1,531 Ordinary 1,531 19/12/2025 n/a 3,365 Ordinary 3,365 19/12/2025 n/a -17 Ordinary -17 19/12/2025 143.07 356 Ordinary 356 19/12/2025 143.07 598 Ordinary 598 19/12/2025 143.07 389 Ordinary 389 19/12/2025 143.07 6,210 Ordinary 6,210 19/12/2025 143.07 -238 Ordinary -238 19/12/2025 143.07 713 Ordinary 713 19/12/2025 142.63 77 Ordinary 77 19/12/2025 143.07 -17,654 Ordinary -17,654 19/12/2025 143.07 -1,159 Ordinary -1,159 19/12/2025 143.07 -3,692 Ordinary -3,692 19/12/2025 143.07 -19,452 Ordinary -19,452 19/12/2025 143.07 -3,879 Ordinary -3,879 19/12/2025 143.07 -1,008 Ordinary -1,008 19/12/2025 143.07 -15,217 Ordinary -15,217 19/12/2025 143.07 -6,210 Ordinary -6,210 19/12/2025 143.07 -789 Ordinary -789 19/12/2025 143.07 -1,083 Ordinary -1,083 19/12/2025 143.07 -8,164 Ordinary -8,164 19/12/2025 143.07 -796 Ordinary -796 19/12/2025 143.07 -1,012 Ordinary -1,012 19/12/2025 143.07 322 Ordinary 322 19/12/2025 143.07 10,878 Ordinary 10,878 Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in Transfer out Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out Transfer in Transfer in Transfer out Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS ASIA LIMITED Transfer out Transfer in Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED SSGA FUNDS MANAGEMENT, INC. STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED SSGA FUNDS MANAGEMENT, INC. STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET GLOBAL ADVISORS LIMITED Transfer out Transfer out Transfer in Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out Transfer in Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out Transfer out Transfer out Transfer out Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in STATE STREET GLOBAL ADVISORS, LTD. Transfer in Transfer out Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED

604 Page 144 19-Jan-2026 19/12/2025 143.07 7,747 Ordinary 7,747 19/12/2025 143.07 796 Ordinary 796 19/12/2025 143.07 1,083 Ordinary 1,083 19/12/2025 143.07 -5,396 Ordinary -5,396 19/12/2025 143.07 -5,721 Ordinary -5,721 19/12/2025 143.07 -2,841 Ordinary -2,841 19/12/2025 143.07 5,396 Ordinary 5,396 19/12/2025 143.07 1,168 Ordinary 1,168 19/12/2025 143.07 -7,747 Ordinary -7,747 19/12/2025 143.07 -1,980 Ordinary -1,980 19/12/2025 143.07 -647 Ordinary -647 19/12/2025 143.07 -165 Ordinary -165 19/12/2025 143.07 -10,878 Ordinary -10,878 19/12/2025 143.07 -2,780 Ordinary -2,780 22/12/2025 144.52 552 Ordinary 552 22/12/2025 144.52 3,318 Ordinary 3,318 22/12/2025 144.52 -1,597 Ordinary -1,597 22/12/2025 144.52 -797 Ordinary -797 22/12/2025 n/a -598 Ordinary -598 22/12/2025 n/a -1,090 Ordinary -1,090 22/12/2025 n/a 28 Ordinary 28 22/12/2025 n/a 1,319 Ordinary 1,319 22/12/2025 n/a 423 Ordinary 423 22/12/2025 n/a 80 Ordinary 80 22/12/2025 n/a -80 Ordinary -80 22/12/2025 n/a -1,742 Ordinary -1,742 22/12/2025 n/a -1,550 Ordinary -1,550 22/12/2025 n/a 1,550 Ordinary 1,550 22/12/2025 n/a 570 Ordinary 570 22/12/2025 n/a 1,090 Ordinary 1,090 22/12/2025 n/a 77,000 Ordinary 77,000 22/12/2025 144.68 -404 Ordinary -404 22/12/2025 144.52 455 Ordinary 455 22/12/2025 144.52 1,190 Ordinary 1,190 22/12/2025 144.52 98 Ordinary 98 22/12/2025 n/a 183 Ordinary 183 22/12/2025 n/a 275 Ordinary 275 22/12/2025 n/a -37,114 Ordinary -37,114 22/12/2025 n/a 193 Ordinary 193 22/12/2025 144.52 92 Ordinary 92 22/12/2025 144.52 1,403 Ordinary 1,403 STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out Transfer in Transfer in SSGA FUNDS MANAGEMENT, INC. Lend - for stock lend Lend - for stock lend Transfer out Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Transfer out Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Lend - for stock lendSTATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend Collateral received Lend - for stock lend Collateral received Transfer out Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Collateral received Transfer out Lend - for stock lend Transfer out Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend Transfer out Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY

604 Page 145 19-Jan-2026 22/12/2025 144.52 1,597 Ordinary 1,597 23/12/2025 n/a -1,168 Ordinary -1,168 23/12/2025 n/a 5,744 Ordinary 5,744 23/12/2025 n/a 310 Ordinary 310 23/12/2025 n/a 741 Ordinary 741 23/12/2025 n/a -148 Ordinary -148 23/12/2025 n/a 15 Ordinary 15 23/12/2025 n/a -2,058 Ordinary -2,058 23/12/2025 n/a 319 Ordinary 319 23/12/2025 n/a -6,350 Ordinary -6,350 23/12/2025 n/a 2,012 Ordinary 2,012 23/12/2025 n/a -572 Ordinary -572 23/12/2025 n/a 1,739 Ordinary 1,739 23/12/2025 n/a 1,168 Ordinary 1,168 23/12/2025 n/a -312 Ordinary -312 23/12/2025 n/a -77,000 Ordinary -77,000 23/12/2025 n/a 581 Ordinary 581 23/12/2025 n/a 16,267 Ordinary 16,267 23/12/2025 n/a 141,042 Ordinary 141,042 23/12/2025 n/a 4,857 Ordinary 4,857 23/12/2025 146.40 392 Ordinary 392 23/12/2025 n/a 27 Ordinary 27 23/12/2025 n/a 52 Ordinary 52 23/12/2025 145.60 -387 Ordinary -387 24/12/2025 147.10 142 Ordinary 142 24/12/2025 147.50 122 Ordinary 122 24/12/2025 n/a 22,697 Ordinary 22,697 24/12/2025 n/a -211 Ordinary -211 24/12/2025 n/a 113 Ordinary 113 24/12/2025 n/a -113 Ordinary -113 24/12/2025 n/a 211 Ordinary 211 24/12/2025 n/a 641 Ordinary 641 24/12/2025 n/a -581 Ordinary -581 24/12/2025 n/a -16,267 Ordinary -16,267 24/12/2025 n/a -141,042 Ordinary -141,042 24/12/2025 n/a -4,857 Ordinary -4,857 24/12/2025 n/a -178 Ordinary -178 24/12/2025 n/a -1,263 Ordinary -1,263 24/12/2025 n/a -44,200 Ordinary -44,200 24/12/2025 147.50 406 Ordinary 406 24/12/2025 147.50 -62 Ordinary -62 26/12/2025 n/a -641 Ordinary -641 Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lendSTATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Collateral received Collateral received Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Transfer inSTATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Lend - for stock lend Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lendSTATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend SSGA FUNDS MANAGEMENT, INC. Collateral received Lend - for stock lend Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Collateral received

604 Page 146 19-Jan-2026 26/12/2025 n/a -8 Ordinary -8 26/12/2025 n/a -37 Ordinary -37 26/12/2025 n/a -1,454 Ordinary -1,454 26/12/2025 n/a -28,861 Ordinary -28,861 29/12/2025 n/a 641 Ordinary 641 29/12/2025 146.72 -116 Ordinary -116 29/12/2025 146.72 -310 Ordinary -310 29/12/2025 n/a -52 Ordinary -52 29/12/2025 n/a -24 Ordinary -24 29/12/2025 146.72 -122 Ordinary -122 29/12/2025 146.72 302 Ordinary 302 29/12/2025 146.72 -671 Ordinary -671 29/12/2025 146.72 433 Ordinary 433 30/12/2025 147.01 -273 Ordinary -273 30/12/2025 n/a 1,546 Ordinary 1,546 30/12/2025 n/a 15,646 Ordinary 15,646 30/12/2025 n/a 179,046 Ordinary 179,046 30/12/2025 n/a 6,301 Ordinary 6,301 30/12/2025 n/a 731 Ordinary 731 30/12/2025 n/a 20,557 Ordinary 20,557 30/12/2025 n/a -641 Ordinary -641 30/12/2025 147.01 273 Ordinary 273 30/12/2025 147.01 531 Ordinary 531 30/12/2025 147.01 140 Ordinary 140 30/12/2025 145.30 -2,875 Ordinary -2,875 30/12/2025 n/a 192 Ordinary 192 30/12/2025 n/a 91 Ordinary 91 30/12/2025 147.01 138 Ordinary 138 31/12/2025 146.82 409 Ordinary 409 31/12/2025 146.82 567 Ordinary 567 31/12/2025 n/a 2,310 Ordinary 2,310 31/12/2025 n/a -188 Ordinary -188 31/12/2025 n/a -28 Ordinary -28 31/12/2025 n/a -15,618 Ordinary -15,618 31/12/2025 n/a 188 Ordinary 188 31/12/2025 n/a -99 Ordinary -99 31/12/2025 n/a 38 Ordinary 38 31/12/2025 n/a 2 Ordinary 2 31/12/2025 n/a 189 Ordinary 189 31/12/2025 n/a 368 Ordinary 368 31/12/2025 n/a 454 Ordinary 454 31/12/2025 n/a 63,078 Ordinary 63,078 STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Collateral receivedSTATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS, LTD. STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Collateral received STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Transfer inSTATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in Transfer in Lend - for stock lend Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY Transfer outSTATE STREET GLOBAL ADVISORS LIMITED SSGA FUNDS MANAGEMENT, INC. Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Collateral received Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY

604 Page 147 19-Jan-2026 31/12/2025 146.82 -270 Ordinary -270 31/12/2025 146.82 -519 Ordinary -519 31/12/2025 146.82 -705 Ordinary -705 31/12/2025 146.82 705 Ordinary 705 31/12/2025 146.62 7,892 Ordinary 7,892 31/12/2025 146.60 -1,517 Ordinary -1,517 31/12/2025 146.82 270 Ordinary 270 31/12/2025 146.82 -1,789 Ordinary -1,789 31/12/2025 146.82 -1,425 Ordinary -1,425 31/12/2025 146.82 519 Ordinary 519 31/12/2025 146.82 5,820 Ordinary 5,820 02/01/2026 n/a -67,000 Ordinary -67,000 02/01/2026 n/a 8,411 Ordinary 8,411 02/01/2026 n/a -665 Ordinary -665 02/01/2026 n/a -18,717 Ordinary -18,717 02/01/2026 n/a -161,428 Ordinary -161,428 02/01/2026 n/a -5,717 Ordinary -5,717 02/01/2026 n/a 282 Ordinary 282 02/01/2026 n/a 122 Ordinary 122 02/01/2026 n/a 9,983 Ordinary 9,983 02/01/2026 147.69 170 Ordinary 170 05/01/2026 149.47 -12,621 Ordinary -12,621 05/01/2026 149.59 -5,310 Ordinary -5,310 05/01/2026 149.59 -1,365 Ordinary -1,365 05/01/2026 n/a 9,674 Ordinary 9,674 05/01/2026 n/a -199 Ordinary -199 05/01/2026 n/a 218 Ordinary 218 05/01/2026 n/a -10 Ordinary -10 05/01/2026 n/a -2 Ordinary -2 05/01/2026 n/a -35 Ordinary -35 05/01/2026 149.59 1,565 Ordinary 1,565 05/01/2026 149.59 -698 Ordinary -698 05/01/2026 149.59 3,250 Ordinary 3,250 05/01/2026 149.59 -3,250 Ordinary -3,250 05/01/2026 n/a 180 Ordinary 180 05/01/2026 n/a 1,386 Ordinary 1,386 05/01/2026 149.59 170 Ordinary 170 05/01/2026 149.59 255 Ordinary 255 05/01/2026 149.59 138 Ordinary 138 06/01/2026 152.27 -14,630 Ordinary -14,630 06/01/2026 152.30 234 Ordinary 234 Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Transfer in Transfer out Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Transfer out Lend - for stock lend STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer out Transfer out Transfer out Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Collateral received Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Collateral received Transfer in Transfer out STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Collateral received Transfer in Transfer out STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral receivedSTATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Transfer in Collateral received

604 Page 148 19-Jan-2026 06/01/2026 152.27 203 Ordinary 203 06/01/2026 n/a 539 Ordinary 539 06/01/2026 n/a 462 Ordinary 462 06/01/2026 n/a 47,997 Ordinary 47,997 06/01/2026 n/a 287 Ordinary 287 06/01/2026 n/a 485 Ordinary 485 06/01/2026 n/a 185 Ordinary 185 06/01/2026 n/a -70,841 Ordinary -70,841 06/01/2026 n/a 20,858 Ordinary 20,858 06/01/2026 n/a 28 Ordinary 28 06/01/2026 n/a -17,320 Ordinary -17,320 06/01/2026 n/a -218 Ordinary -218 06/01/2026 n/a -612 Ordinary -612 06/01/2026 n/a -65 Ordinary -65 06/01/2026 n/a -1,993 Ordinary -1,993 06/01/2026 152.27 196 Ordinary 196 06/01/2026 152.27 2,974 Ordinary 2,974 06/01/2026 152.93 -64 Ordinary -64 06/01/2026 n/a 39 Ordinary 39 06/01/2026 n/a 6 Ordinary 6 06/01/2026 152.27 92 Ordinary 92 07/01/2026 154.73 -260 Ordinary -260 07/01/2026 154.72 322 Ordinary 322 07/01/2026 154.73 336 Ordinary 336 07/01/2026 n/a 6,491 Ordinary 6,491 07/01/2026 n/a 2,357 Ordinary 2,357 07/01/2026 n/a 466 Ordinary 466 07/01/2026 n/a -332 Ordinary -332 07/01/2026 n/a 9,418 Ordinary 9,418 07/01/2026 n/a 2,397 Ordinary 2,397 07/01/2026 n/a 317 Ordinary 317 07/01/2026 n/a 6,139 Ordinary 6,139 07/01/2026 n/a 19,501 Ordinary 19,501 07/01/2026 n/a 475 Ordinary 475 07/01/2026 n/a -332 Ordinary -332 07/01/2026 154.73 168 Ordinary 168 07/01/2026 n/a -332 Ordinary -332 07/01/2026 n/a -271 Ordinary -271 07/01/2026 n/a -59 Ordinary -59 07/01/2026 154.73 255 Ordinary 255 07/01/2026 154.73 178 Ordinary 178 08/01/2026 154.35 2,647 Ordinary 2,647 STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. Transfer in STATE STREET BANK AND TRUST COMPANY Collateral received Transfer in Lend - for stock lend Transfer in Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Transfer in Collateral received Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Transfer in Lend - for stock lend Collateral received Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lendSTATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Lend - for stock lend Transfer in Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, LTD. STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral receivedSTATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Transfer out Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received STATE STREET BANK AND TRUST COMPANY

604 Page 149 19-Jan-2026 08/01/2026 152.63 1,092 Ordinary 1,092 08/01/2026 n/a 20,870 Ordinary 20,870 08/01/2026 n/a 2,766 Ordinary 2,766 08/01/2026 n/a 33 Ordinary 33 08/01/2026 n/a -2,799 Ordinary -2,799 08/01/2026 153.28 709 Ordinary 709 08/01/2026 154.35 805 Ordinary 805 08/01/2026 154.35 33 Ordinary 33 08/01/2026 154.35 123 Ordinary 123 08/01/2026 n/a -299 Ordinary -299 08/01/2026 n/a -207 Ordinary -207 08/01/2026 n/a -7,592 Ordinary -7,592 08/01/2026 152.63 340 Ordinary 340 08/01/2026 152.63 -1,500 Ordinary -1,500 09/01/2026 143.06 221 Ordinary 221 09/01/2026 143.06 -231 Ordinary -231 09/01/2026 143.06 -1,301 Ordinary -1,301 09/01/2026 n/a -35 Ordinary -35 09/01/2026 n/a 10,000 Ordinary 10,000 09/01/2026 n/a 7,753 Ordinary 7,753 09/01/2026 n/a -2,390 Ordinary -2,390 09/01/2026 n/a 8,442 Ordinary 8,442 09/01/2026 n/a 300 Ordinary 300 09/01/2026 n/a 196 Ordinary 196 09/01/2026 n/a 1,996 Ordinary 1,996 09/01/2026 n/a -4,935 Ordinary -4,935 09/01/2026 n/a 4,670 Ordinary 4,670 09/01/2026 n/a 832 Ordinary 832 09/01/2026 n/a 193 Ordinary 193 09/01/2026 n/a -9,269 Ordinary -9,269 09/01/2026 143.06 14,114 Ordinary 14,114 09/01/2026 143.06 1,301 Ordinary 1,301 09/01/2026 143.06 944 Ordinary 944 09/01/2026 143.06 2,360 Ordinary 2,360 09/01/2026 143.06 190 Ordinary 190 09/01/2026 144.51 248 Ordinary 248 09/01/2026 n/a 125 Ordinary 125 09/01/2026 n/a -190 Ordinary -190 09/01/2026 n/a -23,387 Ordinary -23,387 09/01/2026 143.06 231 Ordinary 231 09/01/2026 143.06 991 Ordinary 991 Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lendSTATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lendSTATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Transfer in Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET GLOBAL ADVISORS EUROPE LIMITED Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lendSTATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend Transfer in Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Lend - for stock lend Transfer in Lend - for stock lend Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in SSGA FUNDS MANAGEMENT, INC. STATE STREET BANK AND TRUST COMPANY SSGA FUNDS MANAGEMENT, INC. Lend - for stock lend Transfer in Lend - for stock lend Transfer inSSGA FUNDS MANAGEMENT, INC. Transfer out Lend - for stock lend Transfer in STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED

604 Page 150 19-Jan-2026 09/01/2026 143.06 -129 Ordinary -129 12/01/2026 144.39 591 Ordinary 591 12/01/2026 n/a 750 Ordinary 750 12/01/2026 n/a 17,431 Ordinary 17,431 12/01/2026 n/a 2,888 Ordinary 2,888 12/01/2026 n/a 1,310 Ordinary 1,310 12/01/2026 n/a 13,817 Ordinary 13,817 12/01/2026 n/a 45,848 Ordinary 45,848 12/01/2026 n/a 4,932 Ordinary 4,932 12/01/2026 n/a 48,428 Ordinary 48,428 12/01/2026 n/a 882 Ordinary 882 12/01/2026 n/a 85 Ordinary 85 12/01/2026 n/a 2,695 Ordinary 2,695 12/01/2026 n/a 6,864 Ordinary 6,864 12/01/2026 n/a 17 Ordinary 17 12/01/2026 n/a -882 Ordinary -882 12/01/2026 n/a 687,844 Ordinary 687,844 12/01/2026 n/a 68,799 Ordinary 68,799 12/01/2026 n/a 323 Ordinary 323 12/01/2026 n/a 5,438 Ordinary 5,438 12/01/2026 n/a 674 Ordinary 674 12/01/2026 n/a 1,646 Ordinary 1,646 12/01/2026 n/a 11,995 Ordinary 11,995 12/01/2026 n/a -2,747 Ordinary -2,747 12/01/2026 n/a 104 Ordinary 104 12/01/2026 n/a 3,822 Ordinary 3,822 12/01/2026 n/a 82,066 Ordinary 82,066 12/01/2026 n/a 895 Ordinary 895 12/01/2026 n/a 124,600 Ordinary 124,600 12/01/2026 n/a 43,749 Ordinary 43,749 12/01/2026 n/a 112,246 Ordinary 112,246 12/01/2026 n/a 381 Ordinary 381 12/01/2026 n/a 1,704 Ordinary 1,704 12/01/2026 n/a 60,240 Ordinary 60,240 12/01/2026 n/a 249,348 Ordinary 249,348 12/01/2026 n/a 3,096 Ordinary 3,096 12/01/2026 n/a 252,832 Ordinary 252,832 12/01/2026 n/a 2,456 Ordinary 2,456 12/01/2026 n/a 34,093 Ordinary 34,093 12/01/2026 n/a -17 Ordinary -17 12/01/2026 n/a 29,119 Ordinary 29,119 12/01/2026 n/a 165 Ordinary 165 STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Lend - for stock lend Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Lend - for stock lend Lend - for stock lend Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Lend - for stock lendSTATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY Lend - for stock lend STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lendSTATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend

604 Page 151 19-Jan-2026 12/01/2026 n/a 99 Ordinary 99 12/01/2026 n/a 17 Ordinary 17 12/01/2026 n/a 2,083 Ordinary 2,083 12/01/2026 n/a 290 Ordinary 290 12/01/2026 n/a 147 Ordinary 147 12/01/2026 n/a -8,705 Ordinary -8,705 12/01/2026 142.43 604 Ordinary 604 13/01/2026 143.27 -142 Ordinary -142 13/01/2026 n/a 10,290 Ordinary 10,290 13/01/2026 n/a 33,270 Ordinary 33,270 13/01/2026 n/a 235,381 Ordinary 235,381 13/01/2026 n/a 8,895 Ordinary 8,895 13/01/2026 n/a 167,606 Ordinary 167,606 13/01/2026 n/a 3,131 Ordinary 3,131 13/01/2026 n/a 6,708 Ordinary 6,708 13/01/2026 n/a 390 Ordinary 390 13/01/2026 n/a 1,051 Ordinary 1,051 13/01/2026 n/a -3,057 Ordinary -3,057 13/01/2026 n/a 937 Ordinary 937 13/01/2026 n/a -235,372 Ordinary -235,372 13/01/2026 n/a 349 Ordinary 349 13/01/2026 n/a -37,844 Ordinary -37,844 13/01/2026 n/a 254 Ordinary 254 13/01/2026 n/a 10,755 Ordinary 10,755 13/01/2026 n/a -349 Ordinary -349 13/01/2026 n/a 19 Ordinary 19 13/01/2026 n/a 21,250 Ordinary 21,250 13/01/2026 n/a 177 Ordinary 177 13/01/2026 n/a 1,501 Ordinary 1,501 13/01/2026 n/a 121 Ordinary 121 13/01/2026 n/a 223 Ordinary 223 13/01/2026 n/a 1,615 Ordinary 1,615 13/01/2026 n/a 18 Ordinary 18 13/01/2026 n/a 252 Ordinary 252 13/01/2026 n/a 2,022 Ordinary 2,022 13/01/2026 n/a 63 Ordinary 63 13/01/2026 n/a 4 Ordinary 4 13/01/2026 n/a 21 Ordinary 21 13/01/2026 n/a 46 Ordinary 46 13/01/2026 n/a 57 Ordinary 57 13/01/2026 n/a 165 Ordinary 165 13/01/2026 n/a 9,716 Ordinary 9,716 STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Lend - for stock lend Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral receivedSTATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Collateral received Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY Lend - for stock lendSTATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer out Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Lend - for stock lend Collateral received Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED

604 Page 152 19-Jan-2026 13/01/2026 n/a -2 Ordinary -2 13/01/2026 n/a 104 Ordinary 104 13/01/2026 n/a 233 Ordinary 233 13/01/2026 n/a 297 Ordinary 297 13/01/2026 n/a -2,157 Ordinary -2,157 13/01/2026 n/a 2,157 Ordinary 2,157 13/01/2026 n/a -74 Ordinary -74 13/01/2026 n/a 74 Ordinary 74 13/01/2026 145.53 168 Ordinary 168 13/01/2026 145.53 1,569 Ordinary 1,569 13/01/2026 n/a -729 Ordinary -729 13/01/2026 n/a 729 Ordinary 729 13/01/2026 n/a -357 Ordinary -357 13/01/2026 n/a 357 Ordinary 357 13/01/2026 n/a -3,916 Ordinary -3,916 13/01/2026 n/a 4,002 Ordinary 4,002 13/01/2026 n/a -9,968 Ordinary -9,968 13/01/2026 n/a 9,968 Ordinary 9,968 13/01/2026 n/a -37,011 Ordinary -37,011 13/01/2026 n/a 37,011 Ordinary 37,011 13/01/2026 n/a -3,180 Ordinary -3,180 13/01/2026 n/a 3,512 Ordinary 3,512 13/01/2026 n/a -1,534 Ordinary -1,534 13/01/2026 n/a 1,534 Ordinary 1,534 13/01/2026 n/a -38,687 Ordinary -38,687 13/01/2026 n/a 38,687 Ordinary 38,687 13/01/2026 n/a -36,426 Ordinary -36,426 13/01/2026 n/a 36,426 Ordinary 36,426 13/01/2026 n/a -103,002 Ordinary -103,002 13/01/2026 n/a 103,002 Ordinary 103,002 13/01/2026 n/a -51,118 Ordinary -51,118 13/01/2026 n/a 51,118 Ordinary 51,118 13/01/2026 n/a -33,377 Ordinary -33,377 13/01/2026 n/a -21,942 Ordinary -21,942 13/01/2026 n/a 21,942 Ordinary 21,942 14/01/2026 146.66 -228 Ordinary -228 14/01/2026 146.66 -285 Ordinary -285 14/01/2026 146.66 -167 Ordinary -167 14/01/2026 146.66 732 Ordinary 732 14/01/2026 146.66 1,092 Ordinary 1,092 14/01/2026 146.66 4,368 Ordinary 4,368 STATE STREET BANK AND TRUST COMPANY Transfer in Collateral received Collateral received Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Transfer out Collateral received STATE STREET BANK AND TRUST COMPANY Transfer out STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY Borrow - for stock borrows STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Transfer outSTATE STREET GLOBAL ADVISORS TRUST COMPANY Collateral received Transfer in Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrowsSTATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Borrow - for stock borrows STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Collateral received Borrow - for stock borrows Collateral received STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS, AUSTRALIA, LIMITED Collateral received Collateral received

604 Page 153 19-Jan-2026 14/01/2026 146.66 285 Ordinary 285 14/01/2026 n/a 617 Ordinary 617 14/01/2026 n/a 22,359 Ordinary 22,359 14/01/2026 n/a 105,561 Ordinary 105,561 14/01/2026 n/a 8,341 Ordinary 8,341 14/01/2026 n/a 47,275 Ordinary 47,275 14/01/2026 n/a 610 Ordinary 610 14/01/2026 n/a 66 Ordinary 66 14/01/2026 n/a 135 Ordinary 135 14/01/2026 n/a 9,600 Ordinary 9,600 14/01/2026 n/a 10,269 Ordinary 10,269 14/01/2026 n/a -135 Ordinary -135 14/01/2026 n/a 14,487 Ordinary 14,487 14/01/2026 n/a 11,022 Ordinary 11,022 14/01/2026 n/a 42,895 Ordinary 42,895 14/01/2026 n/a 43,587 Ordinary 43,587 14/01/2026 n/a 722 Ordinary 722 14/01/2026 n/a 391,906 Ordinary 391,906 14/01/2026 n/a 199,114 Ordinary 199,114 14/01/2026 n/a 116 Ordinary 116 14/01/2026 n/a 3,319 Ordinary 3,319 14/01/2026 n/a 109,724 Ordinary 109,724 14/01/2026 n/a 78,591 Ordinary 78,591 14/01/2026 n/a 189,731 Ordinary 189,731 14/01/2026 n/a 5,532 Ordinary 5,532 14/01/2026 n/a 633 Ordinary 633 14/01/2026 n/a 3,989 Ordinary 3,989 14/01/2026 n/a -66 Ordinary -66 14/01/2026 n/a 1,435 Ordinary 1,435 14/01/2026 n/a 1 Ordinary 1 14/01/2026 n/a 1,784 Ordinary 1,784 14/01/2026 n/a 326,152 Ordinary 326,152 14/01/2026 n/a 247,843 Ordinary 247,843 14/01/2026 n/a 5,207 Ordinary 5,207 14/01/2026 n/a 13 Ordinary 13 14/01/2026 n/a 306,515 Ordinary 306,515 14/01/2026 n/a 2 Ordinary 2 14/01/2026 n/a 2 Ordinary 2 14/01/2026 n/a 3,287 Ordinary 3,287 14/01/2026 n/a 7,349 Ordinary 7,349 14/01/2026 n/a 9,361 Ordinary 9,361 14/01/2026 n/a 5,580 Ordinary 5,580 STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lendSTATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Lend - for stock lend Collateral received Lend - for stock lend Collateral received Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lendSTATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Collateral received Lend - for stock lend Lend - for stock lend Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral receivedSTATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lend Collateral received Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Lend - for stock lendSTATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY

604 Page 154 19-Jan-2026 14/01/2026 n/a 47,231 Ordinary 47,231 14/01/2026 n/a 3,824 Ordinary 3,824 14/01/2026 n/a 7,035 Ordinary 7,035 14/01/2026 n/a 1 Ordinary 1 14/01/2026 n/a 50,439 Ordinary 50,439 14/01/2026 n/a 564 Ordinary 564 14/01/2026 n/a 7,999 Ordinary 7,999 14/01/2026 n/a 63,971 Ordinary 63,971 14/01/2026 n/a 1,994 Ordinary 1,994 14/01/2026 n/a 113 Ordinary 113 14/01/2026 n/a 668 Ordinary 668 14/01/2026 146.66 460 Ordinary 460 14/01/2026 n/a -57 Ordinary -57 14/01/2026 n/a -6,993 Ordinary -6,993 14/01/2026 n/a 137 Ordinary 137 14/01/2026 147.25 60 Ordinary 60 14/01/2026 146.66 228 Ordinary 228 15/01/2026 147.79 63 Ordinary 63 15/01/2026 n/a 134 Ordinary 134 15/01/2026 n/a 25,762 Ordinary 25,762 15/01/2026 n/a 155,420 Ordinary 155,420 15/01/2026 n/a 239,824 Ordinary 239,824 15/01/2026 n/a 9,157 Ordinary 9,157 15/01/2026 n/a 164 Ordinary 164 15/01/2026 n/a -164 Ordinary -164 15/01/2026 n/a 2,548 Ordinary 2,548 15/01/2026 n/a 18,684 Ordinary 18,684 15/01/2026 n/a 18,471 Ordinary 18,471 15/01/2026 n/a -258,544 Ordinary -258,544 15/01/2026 n/a 3,341 Ordinary 3,341 15/01/2026 n/a 4 Ordinary 4 15/01/2026 n/a 17,835 Ordinary 17,835 15/01/2026 n/a 251 Ordinary 251 15/01/2026 n/a 28,094 Ordinary 28,094 15/01/2026 n/a 11 Ordinary 11 15/01/2026 n/a 2,276 Ordinary 2,276 15/01/2026 n/a 16,588 Ordinary 16,588 15/01/2026 n/a 2 Ordinary 2 15/01/2026 n/a 4,191 Ordinary 4,191 15/01/2026 n/a 89 Ordinary 89 15/01/2026 n/a 29,320 Ordinary 29,320 15/01/2026 n/a 334 Ordinary 334 STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend Collateral received Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS LIMITED STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend Collateral received Collateral received Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend Lend - for stock lend Collateral receivedSTATE STREET BANK AND TRUST COMPANY Transfer in Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET GLOBAL ADVISORS, LTD. STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Transfer in Lend - for stock lend Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET GLOBAL ADVISORS (JAPAN) CO., LTD. STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Lend - for stock lend STATE STREET BANK AND TRUST COMPANY Collateral received Collateral receivedSTATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Lend - for stock lend Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Lend - for stock lend

604 Page 155 19-Jan-2026 15/01/2026 n/a 4,748 Ordinary 4,748 15/01/2026 n/a 38,232 Ordinary 38,232 15/01/2026 n/a 1,187 Ordinary 1,187 15/01/2026 n/a 67 Ordinary 67 15/01/2026 n/a 6 Ordinary 6 15/01/2026 n/a 397 Ordinary 397 15/01/2026 n/a 854 Ordinary 854 15/01/2026 n/a 4 Ordinary 4 15/01/2026 n/a 1,062 Ordinary 1,062 15/01/2026 n/a 160,958 Ordinary 160,958 15/01/2026 n/a 18,046 Ordinary 18,046 15/01/2026 n/a 2,269 Ordinary 2,269 15/01/2026 n/a 3,125 Ordinary 3,125 15/01/2026 n/a 418 Ordinary 418 15/01/2026 n/a 8 Ordinary 8 15/01/2026 n/a 1,289 Ordinary 1,289 15/01/2026 n/a 353,848 Ordinary 353,848 15/01/2026 n/a 182,042 Ordinary 182,042 15/01/2026 n/a 329 Ordinary 329 15/01/2026 n/a 1,959 Ordinary 1,959 15/01/2026 n/a 48 Ordinary 48 15/01/2026 n/a 55 Ordinary 55 15/01/2026 n/a 4,384 Ordinary 4,384 15/01/2026 n/a 5,597 Ordinary 5,597 15/01/2026 n/a 567 Ordinary 567 15/01/2026 n/a 407 Ordinary 407 15/01/2026 n/a -1 Ordinary -1 15/01/2026 n/a -2 Ordinary -2 15/01/2026 n/a -1 Ordinary -1 15/01/2026 147.20 680 Ordinary 680 15/01/2026 148.29 2,662 Ordinary 2,662 15/01/2026 147.20 98 Ordinary 98 15/01/2026 147.20 -486 Ordinary -486 15/01/2026 n/a -1 Ordinary -1 15/01/2026 n/a 30 Ordinary 30 15/01/2026 n/a -30,018 Ordinary -30,018 15/01/2026 n/a 85 Ordinary 85 Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received SSGA FUNDS MANAGEMENT, INC. Collateral received SSGA FUNDS MANAGEMENT, INC. Collateral received Collateral received Transfer out STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET GLOBAL ADVISORS EUROPE LIMITED Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral receivedSTATE STREET BANK AND TRUST COMPANY Collateral received Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY Transfer in STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received STATE STREET BANK AND TRUST COMPANY STATE STREET BANK AND TRUST COMPANY Collateral received Collateral received SSGA FUNDS MANAGEMENT, INC. Collateral received Collateral received Transfer in

604 Page 156 19-Jan-2026 Annexure B This is Annexure B referred to in Form 604, Notice of change of interest of substantial holder 19/01/2026 Does the lender have the right to recall the securities early (ie before the scheduled return date)? [Yes/No] No, assuming the borrower returns the borrowed securities or equivalent securities If yes, in which circumstances? n/a (lender must return securities collateral if the borrower returns the borrowed securities or equivalent securities) Scheduled date (if any) when the securities are expected to be returned to the lender or its nominee (ie return date) No scheduled return date. Securities collateral is returned on termination of related securities loan Does the borrower have the right to return the securities early? [Yes/No] At any time subject to returning the borrowed securities or equivalent securities or providing alternative collateral If yes, in which circumstances? At any time subject to returning the borrowed securities or equivalent securities or providing alternative collateral Are there any restrictions on voting rights? (1) Yes, but only if the borrower defaults and ownership is enforce; (2) Yes If yes, in what detail? (1) Only if the borrower defaults and ownership is enforced; Date on which the securities were (or are) expected to be delivered to the borrower or its nominee (ie borrow date): The dates on which the securities were transferred, as indicated in Annexure A to this notice Part B: For relevant interests arising out of lending securities - State Street Bank and Trust Company acquires a relevant interest in securities through taking a security interest (“title transfer”) over the securities as collateral to secure a securities loan. (See Part A of this Annexure for securities loan details.) Type of agreement: Global Master Securities Lending Agreement Securities Lending Authorisation Agreement If requested, a pro forma copy of the agreement will be given to the ASIC or the company or responsible entity to whom the prescribed report was given. Parties to agreement: (1) State Street Bank and Trust Company (2) Counterparty / entities details to be shared, as and when requested. Holder of voting rights LENDER If yes, in which circumstances? Lender can require return of securities or equivalent securities at any time subject to giving notice Are there circumstances in which the borrower will not be required to return the securities on settlement? [Yes/No] No If yes, in which circumstances? n/a Does the borrower have the right to return the securities early? [Yes/No] No scheduled return date. Borrower can return securities or equivalent securities at any time subject to giving notice If yes, in which circumstances? Borrower can return securities or equivalent securities at any time subject to giving notice Does the lender have the right to recall the securities early (ie before the scheduled return date)? [Yes/No] No scheduled return date. Lender can require return of securities or equivalent securities at any time subject to giving notice If yes, in what detail? (1) Only if instructed to by the borrower (2) As determined by the owner of the securities Date on which the securities were (or are) expected to be delivered to the borrower or its nominee (ie borrow date): The dates on which the securities were delivered by State Street Bank and Trust Company as borrower are set out in Annexure A to this notice Scheduled date (if any) when the securities are expected to be returned to the lender or its nominee (ie return date) No scheduled return date Parties to agreement: (1) State Street Bank and Trust Company (2) Counterparty / entities details to be shared, as and when requested. Holder of voting rights BORROWER Are there any restrictions on voting rights? (1) No (2) Yes. (Borrower has the right to vote, but may on-lend securities) Alok Maheshwary Authorised signatory Dated the State Street Bank and Trust Company will, if requested by the company or responsible entity to whom this form must be given under the Corporations Act 2001 (Cth) or if requested by the Australian Securities and Investment Commission (ASIC), provide a copy of the master securities lending agreement/s and security agreement/s referred to below to the company, responsible entity or ASIC. Part A: For relevant interests arising out of lending securities - State Street Bank and Trust Company acquires relevant interest as lender of the securities under securities lending authorisation agreement, subject to obligation to return under the agreement. (State Street Bank and Trust Company has lent the securities and retains relevant interest as per Part B of this Annexure.) Type of agreement: Securities Lending Authorisation Agreement/ Global Master Securities Lending Agreement/ Securities Loan Agreement. A pro forma copy of the agreement will be given if requested by the ASIC or the company or responsible entity to whom the prescribed report is given.

604 Page 157 19-Jan-2026 Annexure C This is Annexure C referred to in Form 604, Notice of change of interest of substantial holder 19/01/2026 If yes, in which circumstances? n/a Does the lender have the right to recall the securities early (ie before the scheduled return date)? [Yes/No] No scheduled return date. Lender can require return of securities or equivalent securities at any time subject to giving notice If yes, in which circumstances? Lender can require return of securities or equivalent securities at any time subject to giving notice Are there circumstances in which the borrower will not be required to return the securities on settlement? [Yes/No] No Scheduled date (if any) when the securities are expected to be returned to the lender or its nominee (ie return date) No scheduled return date Does the borrower have the right to return the securities early? [Yes/No] No scheduled return date. Borrower can return securities or equivalent securities at any time subject to giving notice If yes, in which circumstances? Borrower can return securities or equivalent securities at any time subject to giving notice Are there any restrictions on voting rights? (1) Yes, but only if the lender recalls the loan and exercises its right to become the registered holder (2) Yes (while registered holder) If yes, in what detail? (1) Only if the lender recalls the loan and exercises its right to become the registered holder (2) Borrower may exercise voting rights (while registered holder) Date on which the securities were (or are) expected to be delivered to the borrower or its nominee (ie borrow date): The dates on which the securities were delivered to the borrower are set out in Annexure A to this notice Part B: For relevant interests arising out of lending securities - State Street Bank and Trust Company lends the securities under securities lending agreement, and retains relevant interest through the right to recall the securities or equivalent securities. Type of agreement: Global Master Securities Lending Agreement/Master Securities Loan Agreement. If requested, a pro forma copy of the agreement will be given to the ASIC or the company or responsible entity to whom the prescribed report was given. Parties to agreement: (1) State Street Bank and Trust Company (2) Counterparty / entities details to be shared, as and when requested. Holder of voting rights LENDER If yes, in which circumstances? Lender can require return of securities or equivalent securities at any time subject to giving notice Are there circumstances in which the borrower will not be required to return the securities on settlement? [Yes/No] No If yes, in which circumstances? n/a Does the borrower have the right to return the securities early? [Yes/No] No scheduled return date. Borrower can return securities or equivalent securities at any time subject to giving notice If yes, in which circumstances? Borrower can return securities or equivalent securities at any time subject to giving notice Does the lender have the right to recall the securities early (ie before the scheduled return date)? [Yes/No] No scheduled return date. Lender can require return of securities or equivalent securities at any time subject to giving notice If yes, in what detail? (1) Only if the borrower is the registered holder. However the securities are on-lent by the borrower as per Part B of this Annexure (2) n/a Date on which the securities were (or are) expected to be delivered to the borrower or its nominee (ie borrow date): The dates on which the securities were delivered to State Street Bank and Trust Company as borrower are set out in Annexure A to this notice Scheduled date (if any) when the securities are expected to be returned to the lender or its nominee (ie return date) No scheduled return date Parties to agreement: (1) State Street Bank and Trust Company (2) Counterparty / entities details to be shared, as and when requested. Holder of voting rights BORROWER Are there any restrictions on voting rights? (1) Yes (if the borrower is the registered holder. However the securities are on-lent by the borrower as per Part B of this Annexure) (2) No, not during term of securities loan Alok Maheshwary Authorised signatory Dated the State Street Bank and Trust Company will, if requested by the company or responsible entity to whom this form must be given under the Corporations Act 2001 (Cth) or if requested by the Australian Securities and Investment Commission (ASIC), provide a copy of the master securities lending agreement/s and security agreement/s referred to below to the company, responsible entity or ASIC. Part A: For relevant interests arising out of lending securities - State Street Bank and Trust Company acquires relevant interest as borrower of the securities under securities lending agreement, subject to obligation to return under the agreement. (State Street Bank and Trust Company has on-lent the securities and retains relevant interest as per Part A of this Annexure.) Type of agreement: Global Master Securities Lending Agreement/Master Securities Loan Agreement/Securities Loan Agreement. If requested, a pro forma copy of the agreement will be given to the ASIC or the company or responsible entity to whom the prescribed report was given.

604 Page 158 19-Jan-2026 If yes, in which circumstances? At any time subject to returning the borrowed securities or equivalent securities or providing alternative collateral Does the lender have the right to recall the securities early (ie before the scheduled return date)? [Yes/No] No, assuming the borrower returns the borrowed securities or equivalent securities If yes, in which circumstances? n/a (lender must release pledged securities if the borrower returns the borrowed securities or equivalent securities) Date on which the securities were (or are) expected to be delivered to the borrower or its nominee (ie borrow date): The dates on which the securities were pledged, as indicated in Annexure A to this notice Scheduled date (if any) when the securities are expected to be returned to the lender or its nominee (ie return date) No scheduled release date. Securities are released from pledge on termination of related securities loan Does the borrower have the right to return the securities early? [Yes/No] No scheduled release date. Securities are released from pledge on termination of related securities loan or the provision of alternative collateral Holder of voting rights LENDER Are there any restrictions on voting rights? (1) Yes, but only if the borrower defaults and pledge is enforced If yes, in what detail? (1) Only if the borrower defaults and pledge is enforced (2) In accordance with ordinary rights as registered holder, either directly or through nominee holder Part C: For relevant interests arising out of lending securities - State Street Bank and Trust Company acquires a relevant interest in securities through taking a security interest (“pledge”) over the securities as collateral to secure a securities loan. (See Part B of this Annexure for securities loan details.) Type of agreement: Global Master Securities Lending Agreement Security Agreement: If requested, a pro forma copy of the agreement will be given to the ASIC or the company or responsible entity to whom the prescribed report was given. Parties to agreement: (1) State Street Bank and Trust Company (2) Counterparty / entities details to be shared, as and when requested.